UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 4, 2026

SHOALS TECHNOLOGIES GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39942	85-3774438
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1500 Shoals Way
Portland, Tennessee	37148
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code:

(615) 451-1400

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Class A Common Stock, $0.00001 Par Value	SHLS	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 4, 2026, Shoals Technologies Group, Inc., a Delaware corporation (“Shoals”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Shoals, Array Technologies, Inc., a Delaware corporation (“Array”), and Pensacola Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Array (“Merger Sub”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Shoals (the “Merger”) with Shoals surviving the Merger as a direct wholly owned subsidiary of Array. All defined terms used in this summary of the Merger Agreement that are not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

The board of directors of Shoals (the “Shoals Board”) has approved and declared advisable the Merger Agreement and the Merger and the other transactions contemplated thereby, determined that it is advisable and in the best interests of Shoals and its stockholders to consummate the Merger and the other transactions on the terms and conditions set forth in the Merger Agreement, and resolved to recommend the adoption of the Merger Agreement by Shoals shareholders, who will be asked to vote on the adoption of the Merger Agreement at a special meeting of Shoals shareholders.

Subject to the terms and conditions of the Merger Agreement, at the date and time the Merger becomes effective (the “Effective Time”), each share of Class A common stock, par value $0.00001 per share, of Shoals (“Shoals common stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive 1.6931 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Array (“Array common stock”) and, if applicable, cash in lieu of fractional shares (the “Merger Consideration”). The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. No appraisal rights will be available with respect to the Merger.

Treatment of Shoals Equity Awards

As of the Effective Time, each time-based restricted stock unit award covering shares of Shoals common stock (each, a “Shoals RSU”) that is outstanding immediately prior to the Effective Time will be assumed by Array and converted into a restricted stock unit award covering shares of Array common stock (each, an “Assumed RSU”), with the same terms and conditions that applied to the original Shoals RSU, except that each Assumed RSU will cover a number of whole shares of Array common stock equal to the number of shares of Shoals common stock subject to such Shoals RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share.

As of the Effective Time, each performance-based restricted stock unit award covering shares of Shoals common stock (each, a “Shoals PSU”) that is outstanding immediately prior to the Effective Time will be assumed by Array and converted into a time-based restricted stock unit award covering shares of Array common stock (each, an “Assumed PSU”) with the same terms and conditions that applied to the original Shoals PSU, including any requirement for continued service with Shoals or its affiliates but excluding any requirement to achieve specified performance objectives. Each Assumed PSU will cover a number of whole shares of Array common stock equal to the number of Earned PSU Shares (as defined below) multiplied by the Exchange Ratio, rounded down to the nearest whole share. “Earned PSU Shares” will be determined (a) for any Shoals PSU for which all applicable performance periods have been completed as of the Closing Date, based on actual achievement of the performance objectives through the last day of the applicable performance period, and (b) for any Shoals PSU for which all applicable performance periods have not been completed as of the Closing Date, (x) for any performance objectives using total shareholder return, based on actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (1) based on actual achievement for any performance sub-period completed as of the Closing Date, as determined by the Shoals Board, and (2) based on the target level of performance for any performance sub-period that is incomplete as of the Closing Date.

Post-Closing Governance

As of the Effective Time, the board of directors of Array (the “Array Board”) will be comprised of ten directors, consisting of (a) four independent directors designated by Shoals from the Shoals Board as of immediately prior to the Effective Time, after good faith consultation with Array and the Chairman Designee (as defined below); (b) four independent directors designated by Array from the Array Board as of immediately prior to the Effective Time, after good faith consultation with Shoals and the Chairman Designee; (c) Brandon Moss, the current Chief Executive Officer of Shoals, who will be appointed as the Chief Executive Officer of Array as of the Effective Time (the “CEO Designee”); and (d) Brad Forth, the current Chairman of the Shoals Board and the current Chairman of the Array Board, who will be appointed as the Chairman of the Array Board as of the Effective Time (the “Chairman Designee”), in each case subject to the terms of the Merger Agreement.

Prior to the closing of the Merger (the “Closing”), Shoals and Array will mutually agree on a new corporate name and ticker symbol for Array and following Closing, Array will have its corporate headquarters and principal place of business in Albuquerque, New Mexico.

Conditions to the Merger

Completion of the Merger is subject to the satisfaction or waiver of certain conditions, including (a) the adoption of the Merger Agreement by the Shoals shareholders; (b) the approval of the issuance of shares of Array common stock in connection with the Merger by the Array stockholders; (c) the approval for listing on Nasdaq of the shares of Array common stock issuable to the Shoals shareholders pursuant to the Merger Agreement on Nasdaq; (d) the absence of any law or final and non-appealable order permanently prohibiting, restraining or making illegal the consummation of the Merger; (e) the effectiveness of Array’s registration statement on Form S-4; (f) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (g) a customary “bringdown” of Shoals’ and Array’s representations and warranties; (h) compliance by Shoals and Array with their applicable covenants in the Merger Agreement in all material respects; and (i) the absence of a material adverse effect on either Shoals or Array.

Representations, Warranties, and Covenants

The Merger Agreement contains mutual customary representations and warranties of Shoals and Array. The Merger Agreement also contains customary mutual pre-closing covenants, including the obligation of Shoals and Array to conduct their businesses in the ordinary course of business consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

Shoals and Array have each agreed to customary non-solicitation obligations related to soliciting or engaging in any discussions or negotiations regarding competing proposals. Notwithstanding such non-solicitation obligations, prior to obtaining stockholder approval and under certain specified circumstances, the Shoals Board or the Array Board, in each case, may change its recommendation of the transaction. The Shoals Board or the Array Board making such change in recommendation, as applicable, may not terminate the Merger Agreement in connection with its own change in recommendation. However, upon a change in recommendation from the Shoals Board or the Array Board, the other party is permitted to terminate the Merger Agreement as described below.

Termination

The Merger Agreement contains provisions granting each of Shoals and Array the right to terminate the Merger Agreement under specified circumstances, including: (a) if a law or final and non-appealable order permanently prohibits the consummation of the Merger; (b) if the Merger is not completed by May 4, 2027 (which will automatically be extended to November 4, 2027 if, as of May 4, 2027, all closing conditions other than those relating to antitrust approvals and Nasdaq listing have been satisfied or waived); (c) if either party fails to obtain its required stockholder approval; (d) if the other party has breached its representations or warranties or failed to perform its covenants in the Merger Agreement such that the closing conditions cannot be satisfied, subject to cure rights of the breaching party; or (e) prior to the receipt of the other party’s stockholder approval, if the other party’s board of directors has changed or withdrawn its recommendation in connection with the Merger or the other party has committed an uncured willful and material breach of its non-solicitation obligations.

If the Merger Agreement is terminated due to the Shoals Board changing or withdrawing its recommendation in connection with the Merger or due to Shoals committing an uncured willful and material breach of its non-solicitation obligations, Shoals will be required to pay Array a termination fee of $40.3 million. Shoals will also be required to pay Array such termination fee if the Merger Agreement is terminated in certain circumstances following the public announcement or communication to the Shoals Board of a Competing Proposal and, within 12 months after such termination, Shoals consummates a transaction in respect of, or enters into a definitive agreement with respect to, a Competing Proposal. If the Merger Agreement is terminated due to the Array Board changing or withdrawing its recommendation in connection with the Merger or due to Array committing an uncured willful and material breach of its non-solicitation obligations, Array will be required to pay Shoals a termination fee of $22.2 million. Array will also be required to pay Shoals such termination fee if the Merger Agreement is terminated in certain circumstances following the public announcement or communication to the Array Board of a Competing Proposal and, within 12 months after such termination, Array consummates a transaction in respect of, or enters into a definitive agreement with respect to, a Competing Proposal.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide security holders and investors with information regarding its terms. It is not intended to provide any other factual information about Shoals, Array, or any other person. The representations, warranties, and covenants contained in the Merger Agreement (a) were made solely for purposes of the Merger Agreement and as of specific dates, (b) were solely for the benefit of the parties to the Merger Agreement, (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders and investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Shoals or Array. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Shoals’ or Array’s public disclosures.

Preferred Stock Agreement

In connection with the execution of the Merger Agreement, on November 4, 2026, Array, BCP Helios Aggregator L.P. (“Aggregator”), BEFIP III – ESC Helios Holdco L.P. (together with Aggregator, “Blackstone”) and VP Helios Investments LLC (“VP Helios”) entered into a letter agreement (the “Preferred Stock Agreement”), pursuant to which, among other things, Blackstone, VP Helios and Array agreed to amend and restate Array’s Series A Perpetual Preferred Stock Certificate of Designations, effective August 11, 2021 (the “Original Certificate” and, as amended and restated, the “A&R Certificate of Designations” and, together with the Original Certificate, the “Certificates”) following the Effective Time. The Preferred Stock Agreement and A&R Certificate of Designations provide that (a) Array will (i) redeem $161.3 million of Array’s Series A Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”) within 90 days following the Closing Date at a price equal to 93% of its then-applicable liquidation preference (plus accrued and unpaid dividends) and (ii) redeem an additional $156.3 million of Preferred Stock at a price equal to 96% of its then-applicable liquidation preference (plus accrued and unpaid dividends) in up to three installments of not less than $52 million each to be completed by the first, second and third anniversaries of the Initial Redemption, respectively, with credit for excess redemptions in earlier installments, (b) Array may redeem Preferred Stock at a price equal to 96% of its then-applicable liquidation preference (plus accrued and unpaid dividends) during the first 48 months after the Initial Redemption, (c) the Cash Regular Dividend Rate (as defined in the Certificates) will be increased by 300 basis points on the fifth anniversary of the Closing Date, in addition to previously scheduled increases, and (d) the minimum liquidation preference will be reduced from $200 million to $50 million. Blackstone and VP Helios also irrevocably agreed, subject to Array’s compliance with its obligations under the Preferred Stock Agreement and the A&R Certificate of Designations, not to assert that the transactions contemplated by the Merger Agreement constitute a “Fundamental Change” under either Certificate.

Subject to receipt of the requisite holder consent and the occurrence of the Closing and the Effective Time, Array agreed to pay Blackstone a cash fee equal to 1.00% of the aggregate liquidation preference of all outstanding shares of Preferred Stock. Shoals is an express third-party beneficiary of the Preferred Stock Agreement and is entitled to enforce each provision directly as if it were a party thereto. The Preferred Stock Agreement automatically terminates if the Merger Agreement is validly terminated prior to the Effective Time, subject to liability for any prior willful and material breach.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Shoals maintains the Shoals Technologies Group, Inc. 2021 Long-Term Incentive Plan (the “Stock Plan”) and the Shoals Technologies Group, Inc. Executive Severance Plan (the “Severance Plan”) pursuant to which participants are eligible to receive enhanced payments and benefits in connection with a qualifying termination that occurs within 24 months following a Change in Control (as defined in the Stock Plan and the Severance Plan). The Shoals Board determined that the Merger would not otherwise constitute a Change in Control for purposes of the Stock Plan and the Severance Plan. In order to create parity between Shoals and Array employees, the Shoals Board approved a resolution to deem the Merger a Change in Control for purposes of the Stock Plan and the Severance Plan, provided that participants in such plans shall not have Good Reason (as defined in the Stock Plan and the Severance Plan) to resign solely as a result of changes in authority, duties or responsibilities that are reasonably related to or arise in connection with the Merger.

Item 7.01 Regulation FD Disclosure.

On November 4, 2026, Shoals and Array announced that they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, on November 4, 2026, Shoals and Array released a joint investor presentation. A copy of the joint investor presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth in such filing.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, Array’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of the Preferred Stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of Array and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of the Preferred Stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Array’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of Array and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) Array’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against Array, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm Array’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of Array or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of Array’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting Array’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which Array and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Array’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Array’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as Array’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of Array and Shoals.

All such factors are difficult to predict, are beyond Array’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in Array’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Array nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Array and Shoals expect to file a joint proxy statement with the SEC and Array intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Array and Shoals and that will also constitute a prospectus of Array. Each of Array and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Array or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Array and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE

REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Array, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Array may be obtained free of charge on Array’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to Array’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

Array, Shoals and their respective directors and executive officers and certain other employees of Array and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of Array, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Array’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Array’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Array common stock by the directors and executive officers of Array have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Array’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Array or Shoals using the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of November 4, 2026, by and among Shoals Technologies Group, Inc., Array Technologies, Inc. and Pensacola Merger Sub, Inc.

99.1	Joint Press Release dated November 4, 2026

99.2	Joint Investor Presentation dated November 4, 2026

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) and (a)(6) of Regulation S-K. Shoals hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHOALS TECHNOLOGIES GROUP, INC.

Date: November 4, 2026	By:	/s/ Bobbie L. King Jr. Name: Bobbie L. King Jr. Title: Chief Legal Officer and Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

SHOALS TECHNOLOGIES GROUP, INC.

ARRAY TECHNOLOGIES, INC.

and

PENSACOLA MERGER SUB, INC.

Dated as of November 4, 2026

4.16	Material Contracts	34
4.17	Intellectual Property	36
4.18	Data Privacy	38
4.19	Anti-Corruption and Trade Sanctions	38
4.20	Customers and Suppliers	40
4.21	Broker’s Fees	40
4.22	Opinion of Financial Advisor	40
4.23	Ownership of Alpha Common Stock	41
4.24	Insurance	41
4.25	Related Party Transactions	41
4.26	No Other Representations or Warranties	41

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF ALPHA		42

5.1	Corporate Organization	42
5.2	Alpha Capitalization	43
5.3	Authority; Execution and Delivery; Enforceability	44
5.4	No Conflicts	45
5.5	SEC Documents; Financial Statements; Undisclosed Liabilities	46
5.6	Absence of Certain Changes or Events	47
5.7	Information Supplied	48
5.8	Legal Proceedings	48
5.9	Compliance with Laws	48
5.10	Permits	48
5.11	Employee Benefit Plans	49
5.12	Employee and Labor Matters	51
5.13	Environmental Matters	52
5.14	Real Property	53
5.15	Tax Matters	54
5.16	Material Contracts	57
5.17	Intellectual Property	59
5.18	Data Privacy	61
5.19	Anti-Corruption and Trade Sanctions	61
5.20	Customers and Suppliers	62
5.21	Broker’s Fees	62
5.22	Opinion of Financial Advisor	62
5.23	Ownership of Sierra Common Stock	63
5.24	Insurance	63
5.25	Related Party Transactions	63
5.26	Alpha Merger Sub	63
5.27	No Other Representations or Warranties	63

ARTICLE 6 COVENANTS		64

6.1	Conduct of Business by Sierra and its Subsidiaries Pending the Effective Time	64
6.2	Conduct of Business by Alpha and its Subsidiaries Pending the Effective Time	68
6.3	Preparation of the Joint Proxy Statement and Form S-4; Stockholder Meetings	72
6.4	No Solicitation of Transactions	75
6.5	Access to Information; Confidentiality	80
6.6	Appropriate Action	81
6.7	Certain Notices	83
6.8	Public Announcements	83
6.9	Director and Officer Indemnification	84
6.10	Stock Exchange Listing	85
6.11	Section 16 Matters	86
6.12	Stockholder Litigation	86
6.13	Tax Matters	86
6.14	Employee Matters	87
6.15	Cooperation as to Integration	90
6.16	Financing Matters	91
6.17	Stock Exchange Delisting and Deregistration	91
6.18	Earn-Out Payments	91
6.19	Capped Calls	91

ARTICLE 7 CONDITIONS TO CONSUMMATION OF THE MERGER		92

7.1	Conditions to Obligations of Each Party Under This Agreement	92
7.2	Conditions to Obligations of Alpha and Alpha Merger Sub Under This Agreement	93
7.3	Conditions to Obligations of Sierra Under This Agreement	93

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		94

8.1	Termination	94
8.2	Notice of Termination; Effect of Termination	96
8.3	Expenses; Termination Fees	96
8.4	Amendment or Supplement	98
8.5	Extension of Time; Waiver	98

ARTICLE 9 GENERAL PROVISIONS		99

9.1	Non-Survival of Representations and Warranties	99
9.2	Notices	99
9.3	Certain Definitions	100
9.4	Headings	109
9.5	Severability	109
9.6	Entire Agreement	109
9.7	Assignment	109
9.8	No Third Party Beneficiaries	109
9.9	Mutual Drafting; Interpretation	110

9.10	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	111
9.11	Counterparts	112
9.12	Specific Performance	112
9.13	Disclosure Schedules	112

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Bylaws of the Surviving Corporation

Exhibit C	Form of Alpha Tax Representation Letter

Exhibit D	Form of Sierra Tax Representation Letter

TERMS DEFINED OUTSIDE OF SECTION 9.3

Defined Term	Section

Agreement	Preamble
Alpha	Preamble
Alpha 401(k) Plan	6.14(d)
Alpha Adverse Recommendation Change	6.3(c)(iii)
Alpha Benefit Plan	5.11(a)
Alpha Board	Recitals
Alpha Board Recommendation	5.3(b)
Alpha Business Personnel	5.12(a)
Alpha Bylaws	5.1(a)
Alpha Charter	5.1(a)
Alpha Charter Amendment	2.4
Alpha Common Stock	3.1(b)
Alpha Common Stock Issuance	5.3(b)
Alpha Continuing Employee	6.14(a)
Alpha Data Processors	5.18
Alpha Designees	2.1(b)(ii)
Alpha Earned PSU Shares	3.5(b)(ii)
Alpha ESPP	5.2(a)
Alpha IT Assets	5.17(e)
Alpha Leased Real Property	5.14(b)
Alpha Material Contracts	5.16(c)
Alpha Material Customer	5.20
Alpha Material Supplier	5.20
Alpha Merger Sub	Preamble
Alpha Merger Sub Common Stock	3.1(d)
Alpha Owned Real Property	5.14(a)
Alpha Pension Plan	5.11(e)
Alpha Preferred Stock	5.2(a)
Alpha Privacy Requirements	5.18
Alpha Proprietary Software	5.17(d)
Alpha PSU	3.5(b)(ii)
Alpha Real Property	5.14(b)
Alpha Real Property Leases	5.14(b)
Alpha RSU	3.5(b)(i)
Alpha SEC Documents	5.5(a)
Alpha SEC Financial Statements	5.5(c)
Alpha Stockholder Approval	5.3(c)
Alpha Stockholders Meeting	6.3(c)(i)
Alpha Termination Fee	8.3(d)
Assumed PSU	3.5(a)(ii)
Assumed RSU	3.5(a)(i)
Bonus Amounts	6.14(e)

Capitalization Date	4.2(a)
CEO Designee	2.2(a)(i)
Certificate of Merger	1.3
Chairman Designee	2.2(a)(ii)
Closing	1.2
Closing Date	1.2
COBRA	4.11(f)
Code	Recitals
Common Stock Merger Consideration	3.1(b)
Competing Proposal	6.4(g)(i)
Competing Proposal Notice	6.4(b)
Confidentiality Agreement	6.5(a)
Continuing Employee	6.14(a)
Converted Alpha PSU	3.5(b)(ii)
D&O Insurance	6.9(c)
DGCL	Recitals
Effective Time	1.3
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)
Excluded Benefits	6.14(a)
Extended Outside Date	8.1(b)(ii)
FCPA	4.19(a)
Form S-4	4.7
Fractional Shares Cash Amount	3.3
Indemnitee	6.9(a)
Indemnitees	6.9(a)
Initial Outside Date	8.1(b)(ii)
Intended Tax Treatment	Recitals
Intervening Event	6.4(g)(ii)
Merger	Recitals
Merger Consideration	3.1(b)
Multiemployer Plan	4.11(e)
Nasdaq Listing Application	6.10
Negotiation Period	6.4(b)
OFAC	4.19(d)
Outside Date	8.1(b)(ii)
PBGC	4.11(e)
Permits	4.10
Post-Closing Plans	6.14(b)
Remedy Action	6.6(c)
Sanctioned Country	4.19(d)
Sanctioned Persons	4.19(d)
Sanctions	4.19(f)
Sarbanes-Oxley Act	4.5(b)
Security Incident	4.18

Sierra	Preamble
Sierra 401(k) Plan	6.14(d)
Sierra Adverse Recommendation Change	6.3(b)(iii)
Sierra Benefit Plan	4.11(a)
Sierra Board	Recitals
Sierra Board Recommendation	4.3(b)
Sierra Book-Entry Shares	3.1(c)
Sierra Business Personnel	4.12(a)
Sierra Bylaws	4.1(a)
Sierra Certificate	3.1(c)
Sierra Charter	4.1(a)
Sierra Class B Common Stock	4.2(a)
Sierra Common Stock	Recitals
Sierra Continuing Employee	6.14(a)
Sierra Data Processors	4.18
Sierra Designees	2.1(b)(i)
Sierra Earned PSU Shares	3.5(a)(ii)
Sierra IT Assets	4.17(e)
Sierra Leased Real Property	4.14(b)
Sierra Material Contracts	4.16(c)
Sierra Material Customer	4.20
Sierra Material Supplier	4.20
Sierra Owned Real Property	4.14(a)
Sierra Pension Plan	4.11(e)
Sierra Preferred Stock	4.2(a)
Sierra Privacy Requirements	4.18
Sierra Proprietary Software	4.17(d)
Sierra PSU	3.5(a)(ii)
Sierra Real Property	4.14(b)
Sierra Real Property Leases	4.14(b)
Sierra RSU	3.5(a)(i)
Sierra SEC Documents	4.5(a)
Sierra SEC Financial Statements	4.5(c)
Sierra Stockholder Approval	4.3(c)
Sierra Stockholders Meeting	6.3(b)(i)
Sierra Termination Fee	8.3(b)
Superior Proposal	6.4(g)(iii)
Surviving Corporation	1.1(a)
Trade Control Laws	4.19(f)
Transactions	Recitals
Union	4.12(a)
WARN Act	4.12(d)
Withholding Agent	3.6

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is dated as of November 4, 2026, by and among Shoals Technologies Group, Inc., a Delaware corporation (“Sierra”), Array Technologies, Inc., a Delaware corporation (“Alpha”) and Pensacola Merger Sub, Inc., a newly formed Delaware corporation and a direct wholly owned subsidiary of Alpha (“Alpha Merger Sub”).

RECITALS

WHEREAS, Sierra, Alpha and Alpha Merger Sub desire to effect the merger of Alpha Merger Sub with and into Sierra, with Sierra continuing as the surviving corporation and a direct wholly owned subsidiary of Alpha (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article 3, each share of class A common stock, par value $0.00001 per share, of Sierra (the “Sierra Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Boards of Directors of Sierra, Alpha and Alpha Merger Sub have each approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby (the Merger and the other transactions contemplated hereby, collectively, the “Transactions”) and determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Alpha (the “Alpha Board”) has, subject to Section 6.4, resolved to recommend the approval of the Alpha Common Stock Issuance by the Alpha stockholders;

WHEREAS, the Board of Directors of Alpha Merger Sub has resolved to recommend the adoption of this Agreement by its sole stockholder and, following the execution and delivery of this Agreement, Alpha shall adopt and approve this Agreement and the Transactions as the sole stockholder of Alpha Merger Sub;

WHEREAS, the Board of Directors of Sierra (the “Sierra Board”) has, subject to Section 6.4, resolved to recommend the adoption of this Agreement by the Sierra stockholders;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”), and this Agreement constitute, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, Alpha, Alpha Merger Sub and Sierra desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Sierra’s willingness to enter into this Agreement, Alpha, BCP Helios Aggregator L.P., VP Helios Investments LLC and BEFIP III – ESC Helios Holdco L.P. are entering into that certain letter agreement, pursuant to which, among other things, Alpha has agreed to amend the Certificate of Designations of Series A Perpetual Preferred Stock of Alpha on the Closing Date to provide for, among other things, a commitment to redeem (i) $150,000,000 of shares of Alpha Preferred Stock at a redemption price of 93% of the Base Amount (as defined in the Amended and Restated Certificate of Designations of Series A Perpetual Preferred Stock of Alpha) within ninety (90) days of Closing and (ii) $150,000,000 of shares of Alpha Preferred Stock at a redemption price of 96% of the Base Amount within three (3) years of the initial redemption deadline.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) At the Effective Time, Alpha Merger Sub shall be merged with and into Sierra in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Alpha Merger Sub shall cease and Sierra shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned subsidiary of Alpha. References herein to “Sierra” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation”.

(b) The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, liabilities and duties of Sierra and Alpha Merger Sub, all as provided under the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents, commencing at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 7 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the party entitled to waive such conditions at the Closing) or at such other time and place as Alpha and Sierra shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. On the Closing Date, Sierra and Alpha Merger Sub shall cause a certificate of merger in a form and substance reasonably acceptable to Alpha and Sierra (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as Alpha and Sierra shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective hereinafter referred to as the “Effective Time”).

1.4 Charter and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action by Sierra, Alpha, Alpha Merger Sub or any other Person, the certificate of incorporation of Sierra in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, the parties shall take such actions necessary so that, at the Effective Time, the bylaws of Sierra in effect immediately prior to the Effective Time shall be amended and restated in their entirety as set forth as Exhibit B, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE 2

CERTAIN GOVERNANCE MATTERS

2.1 Directors of Combined Company.

(a) Alpha shall take all actions necessary prior to the Closing so that, at the Effective Time, the size of the Alpha Board shall be set at ten (10) directors.

(b) Alpha shall take all actions necessary prior to the Closing so that the Alpha Board, as of the Effective Time, shall be comprised of:

(i) four (4) directors designated by Sierra, after good faith consultation with Alpha and the Chairman Designee, each of whom shall (A) be a member of the Sierra Board as of immediately prior to the Effective Time and (B) qualify as an “independent director” under the listing standards of the Nasdaq and the applicable rules of the SEC (the “Sierra Designees”);

(ii) four (4) directors designated by Alpha, after good faith consultation with Sierra and the Chairman Designee, each of whom shall (A) be a member of the Alpha Board as of immediately prior to the Effective Time and (B) qualify as an “independent director” under the listing standards of the Nasdaq and the applicable rules of the SEC (the “Alpha Designees”);

(iii) the CEO Designee; and

(iv) the Chairman Designee.

(c) Alpha shall take all actions necessary to cause (i) all of the Alpha Designees and Sierra Designees and the CEO Designee and the Chairman Designee to be appointed, elected and approved as directors of the Alpha Board effective as of the Effective Time and (ii) all Alpha Board members prior to the Closing not designated as Alpha Designees or as Chairman Designee to resign from the Alpha Board effective as of the Effective Time.

2.2 Chief Executive Officer and Board Chairman.

(a) Subject to Section 2.2(b), Alpha shall take all actions necessary to cause, immediately prior to the Effective Time:

(i) Brandon Moss, the Chief Executive Officer of Sierra as of the date of this Agreement (the “CEO Designee”), to be appointed as the Chief Executive Officer of Alpha effective as of the Effective Time (provided, that he remains Chief Executive Officer of Sierra as of immediately prior to the Effective Time); and

(ii) Brad Forth, the Chairman of the Sierra Board and the Chairman of the Alpha Board as of the date of this Agreement (the “Chairman Designee”), to be appointed to serve as the Chairman of the Alpha Board (provided, that he remains the Chairman of the Alpha Board and the Sierra Board as of immediately prior to the Effective Time).

(b) Notwithstanding Section 2.2(a), in the event that, prior to the Effective Time:

(i) the CEO Designee is not then serving as the Chief Executive Officer of Sierra or is unwilling or unable to serve as the Chief Executive Officer of Alpha at the Effective Time as a result of death, removal, resignation or any other reason, then, Sierra (acting through the Sierra Board) and Alpha (acting through the Alpha Board) shall work together in good faith to designate and determine the individual who will serve as the Chief Executive Officer of Alpha at the Effective Time; and

(ii) the Chairman Designee is not then serving as the Chairman of the Sierra Board and the Alpha Board or is unwilling or unable to serve as the Chairman of the Alpha Board at the Effective Time, as a result of death, removal, resignation or any other reason, then, Sierra (acting through the Sierra Board) and Alpha (acting through the Alpha Board) shall work together in good faith to designate and determine the individual who will serve as the Chairman of the Alpha Board at the Effective Time.

2.3 Other Executives. The Alpha Board shall appoint, or cause to be appointed, the individuals identified by the CEO Designee after good faith consultation with, and subject to the approval of, the Sierra Board and the Alpha Board to serve as executive officers of Alpha, including Chief Financial Officer, Chief Legal Officer and Chief People Officer, effective as of the Effective Time. Such appointments shall be made in accordance with the Alpha Charter, the Alpha Bylaws and applicable Law, and each such individual shall serve in such position until his or her successor is duly appointed or until his or her earlier death, resignation or removal.

2.4 Name of Combined Company. Prior to the Closing, Sierra and Alpha shall mutually agree upon a new corporate name for Alpha, and Alpha shall take all actions necessary to cause such new name to be set forth in an amendment to the Alpha Charter, in a customary form reasonably acceptable to Sierra and Alpha (the “Alpha Charter Amendment”), to become effective as of the Effective Time.

2.5 Corporate Headquarters. Following the Effective Time, Alpha shall have its corporate headquarters and principal place of business in Albuquerque, New Mexico until thereafter changed in accordance with applicable Law.

2.6 Trading Symbol. Prior to the Closing, Sierra and Alpha shall mutually agree upon a new Nasdaq ticker symbol for Alpha, consistent with the new corporate name determined in accordance with Section 2.4, and Alpha shall take all actions necessary to cause the ticker symbol of Alpha to be changed so that such new Nasdaq ticker symbol becomes effective as of the Effective Time.

2.7 Directors and Officers of the Surviving Corporation. At the Effective Time, the parties shall take all necessary action such that (a) the directors of Alpha Merger Sub as of immediately prior to the Effective Time shall become the only directors of the Surviving Corporation and (b) the officers of Sierra as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 3

CONVERSION OF SECURITIES IN THE MERGER

3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Alpha, Sierra, Alpha Merger Sub or any holder of any of the following securities:

(a) Each share of Sierra Common Stock held by Sierra as treasury stock or held directly by Alpha or Alpha Merger Sub (or any direct or indirect wholly owned Subsidiaries of Sierra, Alpha or Alpha Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Subject to Section 3.1(a), Section 3.2, Section 3.3 and Section 3.4, each share of Sierra Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of common stock, $0.001 par value per share, of Alpha (“Alpha Common Stock”), equal to the Exchange Ratio (the “Common Stock Merger Consideration”) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 3.3, if any. The Common Stock Merger Consideration to be issued pursuant to this Section 3.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 3.3, if any, are referred to, as applicable, as the “Merger Consideration”. For purposes of this Agreement, the “Exchange Ratio” means 1.6931. Without limiting the foregoing, each of Alpha and Sierra shall take all actions necessary prior to the Effective Time so that any risk of forfeiture or right of repurchase in favor of Sierra that is applicable to any Sierra Common Stock as of immediately prior to the Effective Time shall apply to the related Alpha Common Stock received as Merger Consideration on the same terms and conditions except that the vesting schedule and repurchase price shall be adjusted to reflect the Exchange Ratio and references to services to or performance of Sierra and its Subsidiaries shall be deemed to refer to Alpha and its Subsidiaries.

(c) All of the outstanding shares of Sierra Common Stock shall be converted into the right to receive the Merger Consideration pursuant to this Section 3.1 and all such shares of Sierra Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of Sierra Common Stock (a “Sierra Certificate”) or shares of Sierra Common Stock held in book-entry form (“Sierra Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 3.1(b), the Merger Consideration in accordance with Section 3.4.

(d) Each share of common stock, par value $0.00001, of Alpha Merger Sub (the “Alpha Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.00001, of the Surviving Corporation.

3.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Alpha Common Stock or Sierra Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Sierra Common Stock the same economic effect as contemplated by this Agreement prior to such event.

3.3 Fractional Shares. All fractional shares that a single record holder of Sierra Common Stock would otherwise be entitled to receive shall be aggregated. No fractional shares of Alpha Common Stock shall be issued in the Merger, but in lieu thereof each holder of Sierra Common Stock otherwise entitled to a fractional share of Alpha Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.3, a cash payment (rounded to the nearest cent) in lieu of such fractional share of Alpha Common Stock determined by multiplying (a) the volume-weighted average closing sales prices of the Alpha Common Stock on the Nasdaq as reported by The Wall Street Journal for the consecutive five (5) full trading days ending on the day preceding the Closing Date and (b) the fraction of a share (after aggregating all shares of Sierra Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Alpha Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.1(b) (the “Fractional Shares Cash Amount”). Sierra and Alpha acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Alpha Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Alpha that would otherwise be caused by the issuance of fractional shares of Alpha Common Stock.

3.4 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the Effective Time, Alpha shall appoint a nationally recognized financial institution or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, pursuant to an agreement in form and substance reasonably satisfactory to Sierra and Alpha and in accordance with this Article 3. At or prior to the Effective Time, Alpha shall deposit, in trust for the benefit of the holders of Sierra Common Stock, with the Exchange Agent for exchange in accordance with this Article 3, (i) a number of shares of Alpha Common Stock equal to the total shares of Alpha Common Stock issuable pursuant to Section 3.1 and (ii) an amount in cash equal to the Fractional Shares Cash Amount payable in accordance with Section 3.3 (such number of shares of Alpha Common Stock, together with the aggregate Fractional Shares Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Alpha Common Stock contemplated to be issued pursuant to Section 3.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Alpha shall cause the Exchange Agent to mail to each holder of record of a Sierra Certificate: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Sierra Certificates shall pass, only upon delivery of the Sierra Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Alpha, Sierra and the Exchange Agent may reasonably agree prior to the Effective Time and (B) instructions for effecting the surrender of the Sierra Certificates (or affidavits of loss in lieu of the Sierra Certificates as provided in Section 3.4(e)) in exchange for the applicable Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of a Sierra Certificate (or affidavit of loss in lieu of the Sierra Certificate as provided in Section 3.4(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Alpha and Sierra, and upon delivery of a letter of transmittal, duly executed and in proper form, with all required enclosures and attachments, with respect to such Sierra Certificates, the holder of such Sierra Certificates shall be entitled to receive in exchange therefor the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sierra Common Stock formerly represented by such Sierra Certificates, and any Sierra Certificate so surrendered shall forthwith be cancelled. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Sierra Certificate is registered, it shall be a condition precedent of payment that the Sierra Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the applicable Merger Consideration to a Person other than the registered holder of the Sierra Certificate so surrendered and shall have established to the satisfaction of Alpha or the Exchange Agent, as applicable, that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of Sierra Certificates. Until surrendered as contemplated hereby, each Sierra Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration provided in this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Sierra Book-Entry Shares shall be required to deliver a Sierra Certificate or, in the case of holders of Sierra Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1. In lieu thereof, each holder of record of one or more Sierra Book-Entry Shares held through The Depository Trust Company whose shares of Sierra Common Stock were converted into the right to receive the applicable Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Alpha shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sierra Common Stock formerly represented by such Sierra Book-Entry Shares, and such Sierra Book-Entry Shares of such holder shall be cancelled. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Alpha shall cause the Exchange Agent to mail to each holder of record of Sierra Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form and have such provisions as Alpha, Sierra and the Exchange Agent shall reasonably agree prior to the Effective Time; and (B) instructions for returning such letter of transmittal in exchange for the applicable Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form with all required enclosures and attachments, the holder of such Sierra Book-Entry Shares shall be entitled to receive in exchange therefor the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sierra Common Stock formerly represented by such Sierra Book-Entry Shares, and such Sierra Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the applicable Merger Consideration with respect to Sierra Book-Entry Shares shall only be made to the Person in whose name such Sierra Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Sierra Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Sierra Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of Sierra shall be closed and thereafter there shall be no further registration of transfers of shares of Sierra Common Stock on the records of Sierra. From and after the Effective Time, the holders of Sierra Certificates and Sierra Book-Entry Shares representing shares of Sierra Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Sierra Certificates representing shares of Sierra Common Stock or Sierra Book-Entry Shares not held through The Depository Trust Company are presented to Alpha or the Surviving Corporation for any reason, they shall be cancelled and exchanged for the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

(d) Termination of Fund; Abandoned Property. At any time following six (6) months after the Closing Date, Alpha shall be entitled to require the Exchange Agent to deliver to it any shares of Alpha Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Sierra Certificates or Sierra Book-Entry Shares and thereafter such holders shall be entitled to look only to Alpha (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Sierra Certificates or Sierra Book-Entry Shares and compliance with the procedures in Section 3.4. If, prior to seven (7) years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Sierra Certificates or Sierra Book-Entry Shares has not complied with the procedures in Section 3.4 to receive the applicable Merger Consideration to which such holder would otherwise be entitled, the applicable Merger Consideration to which such holder would otherwise be entitled in respect of such Sierra Certificates or Sierra Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Alpha, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing and to the fullest extent permitted by applicable Law, none of Alpha, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Sierra Certificate or Sierra Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Sierra Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Sierra Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1(b); provided, however, that Alpha or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Merger Consideration, require the owners of such lost, stolen or destroyed Sierra Certificates to deliver a customary indemnity against any claim that may be made against Alpha, the Surviving Corporation or the Exchange Agent with respect to Sierra Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Alpha Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Alpha Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Sierra Certificate or Sierra Book-Entry Share with respect to any shares of Alpha Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 3.3, unless and until the holder of such Sierra Certificate or Sierra Book-Entry Share shall surrender such Sierra Certificate or Sierra Book-Entry Share in accordance with this Section 3.4. Subject to the effect of applicable abandoned property, escheat, Tax or other Laws, following surrender of any such Sierra Certificate or Sierra Book-Entry Share in accordance with this Section 3.4, there shall be paid by Alpha to the holder of the certificates representing whole shares of Alpha Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Alpha Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Alpha Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Alpha Common Stock.

3.5 Stock-Based Awards.

(a) Treatment of Sierra Equity Awards.

(i) Treatment of Sierra RSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each time-based restricted stock unit award covering shares of Sierra Common Stock and granted by Sierra (each, a “Sierra RSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Alpha and shall be converted into a restricted stock unit award covering shares of Alpha Common Stock in accordance with this Section 3.5(a)(i) (each such assumed and converted Sierra RSU, an “Assumed RSU”). Each Assumed RSU shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the corresponding Sierra RSU immediately prior to the Effective Time, except that, as of the Effective Time, each such Assumed RSU shall cover a number of whole shares of Alpha Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Sierra Common Stock subject to such Sierra RSU immediately prior to the Effective Time multiplied by (B) the Exchange Ratio.

(ii) Treatment of Sierra PSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance-based restricted stock unit award covering shares of Sierra Common Stock and granted by Sierra (each, a “Sierra PSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Alpha and shall be converted into a time-based restricted stock unit award covering shares of Alpha Common Stock in accordance with this Section 3.5(a)(ii) (each such assumed and converted Sierra PSU, an “Assumed PSU”). Each Assumed PSU shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the corresponding Sierra PSU immediately prior to the Effective Time (including any requirement for continued service with Sierra or its affiliates but excluding any requirement to achieve specified performance objectives), except that, as of the Effective Time, each such Assumed PSU shall be a time-based award covering that number of whole shares of Alpha Common Stock (rounded down to the nearest whole share) equal to the product of (A) the Sierra Earned PSU Shares, multiplied by (B) the Exchange Ratio.

For purposes of this Section 3.5(a)(ii), “Sierra Earned PSU Shares” shall mean: (I) with respect to any outstanding Sierra PSU for which all applicable performance periods have been completed as of the Closing Date, the number of shares of Sierra Common Stock subject to such Sierra PSU that are earned based on the actual achievement of the performance objectives through the last day of the applicable performance period; and (II) with respect to any outstanding Sierra PSU for which all applicable performance periods have not been completed as of the Closing Date, the number of shares of Sierra Common Stock subject to such Sierra PSU that would be earned based on (x) for any performance objectives using total shareholder return, actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (A) actual achievement for any performance sub-period which has been completed as of the Closing Date, as determined by the Sierra Board and (B) the target level of performance for any performance sub-period which is incomplete as of the Closing Date.

(b) Treatment of Alpha Equity Awards.

(i) Treatment of Alpha RSUs. As of the Effective Time, each time-based restricted stock unit award covering shares of Alpha Common Stock and granted by Alpha (each an “Alpha RSU”) that is outstanding immediately prior to the Effective Time shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to such Alpha RSU immediately prior to the Effective Time.

(ii) Treatment of Alpha PSUs. As of the Effective Time, Alpha shall cause each performance-based restricted stock unit award covering shares of Alpha Common Stock and granted by Alpha (each an “Alpha PSU”) that is outstanding immediately prior to the Effective Time to be converted into a time-based restricted stock unit award covering shares of Alpha Common Stock in accordance with this Section 3.5(b)(ii) (each such converted Alpha PSU, a “Converted Alpha PSU”). Each Converted Alpha PSU shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the corresponding Alpha PSU immediately prior to the Effective Time (including any requirement for continued service with Alpha or its affiliates but excluding any requirement to achieve specified performance objectives), except that, as of the Effective Time, each such Converted Alpha PSU shall be a time-based award covering that number of whole shares of Alpha Common Stock equal to the Alpha Earned PSU Shares.

For purposes of this Section 3.5(b)(ii), “Alpha Earned PSU Shares” shall mean: (I) with respect to any outstanding Alpha PSU for which all applicable performance periods have been completed as of the Closing Date, the number of shares of Alpha Common Stock subject to such Alpha PSU that are earned based on the actual achievement of the performance objectives through the last day of the applicable performance period; and (II) with respect to any outstanding Alpha PSU for which all applicable performance periods have not been completed as of the Closing Date, the number of shares of Alpha Common Stock subject to such Alpha PSU that would be earned based on (x) for any performance objectives using total shareholder return, actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (A) actual achievement for any performance sub-period which has been completed as of the Closing Date, as determined by the Alpha Board and (B) the target level of performance for any performance sub-period which is incomplete as of the Closing Date.

(c) Treatment of Sierra Stock Plan. As of the Effective Time, Alpha shall, by virtue of the Merger, assume the Sierra Stock Plan. Following the Effective Time, Alpha shall continue to maintain such assumed plan (as it may be amended or terminated from time to time in accordance therewith).

(d) Actions for Assumption of Equity Awards. Prior to the Effective Time, Sierra shall take all necessary actions for the adjustment and assumption of equity awards under this Section 3.5 (including assisting in the preparation of any Form S-8 or other registration and providing Alpha all information reasonably requested by Alpha for such preparation), and Alpha will be given an opportunity to comment on all resolutions and other documents as may be required to effectuate the provisions of this Section 3.5 (and all reasonable comments thereon shall be reflected by Sierra). Alpha shall take all actions that are necessary for the assumption of the Sierra RSUs and Sierra PSUs pursuant to this Section 3.5. As soon as reasonably practicable but in no event later than five (5) Business Days after the Effective Time, Alpha shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Alpha Common Stock issuable with respect to Assumed RSUs and Assumed PSUs.

3.6 Withholding Rights. Each of Alpha, the Surviving Corporation, Sierra, Alpha Merger Sub, the Exchange Agent and their respective affiliates, and any other applicable withholding agent (each, a “Withholding Agent”) as applicable, shall be entitled to deduct and withhold from the Merger Consideration or any other amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under the Code, the Treasury Regulations or any applicable provisions of U.S. state or local or non-U.S. Tax Law. Prior to making any such deduction or withholding (other than any such deduction or withholding with respect to amounts that are treated as compensation for applicable Tax purposes), the applicable Withholding Agent shall use commercially reasonable efforts to (a) provide the applicable payee with reasonable advance notice of such Withholding Agent’s intention to deduct or withhold, and (b) cooperate with the applicable payee to reduce or eliminate any such deduction or withholding. In the event any such deduction and withholding is required to be made in respect of Alpha Common Stock issued in the Merger, the applicable Withholding Agent is hereby authorized to sell such portion of the Alpha Common Stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable Withholding Agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable Withholding Agent shall notify such holder of such sale and shall remit (i) the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and (ii) the remaining net proceeds of such sale (after deduction for the amounts described in clause (i)), if any, to such holder; provided, further that to the extent practicable, any such deduction or withholding shall be applied first to any Fractional Shares Cash Amount. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

3.7 No Appraisal Rights. In accordance with the DGCL, no dissenters’ or appraisal rights, or other similar rights of objecting stockholders, shall be available with respect to the Merger or the other Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SIERRA

Except (a) as set forth in the Sierra Disclosure Schedule (subject to Section 9.13) and (b) as otherwise disclosed or identified in the Sierra SEC Documents publicly filed prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Sierra SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Sierra SEC Document and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Sierra SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Sierra hereby represents and warrants to Alpha as follows:

4.1 Corporate Organization.

(a) Sierra is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Sierra has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Sierra is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Sierra has provided Alpha true, complete and correct copies of the Amended and Restated Certificate of Incorporation (the “Sierra Charter”), and Second Amended and Restated Bylaws (the “Sierra Bylaws”) of Sierra as in effect as of the date of this Agreement. Sierra is not in violation of any of the provisions of the Sierra Charter or the Sierra Bylaws.

(b) Each Subsidiary of Sierra is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Sierra has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Each Subsidiary of Sierra is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect.

4.2 Sierra Capitalization.

(a) The authorized capital stock of Sierra consists of one billion (1,000,000,000) shares of Sierra Common Stock, one hundred ninety-five million (195,000,000) shares of class B common stock, par value $0.00001 per share, of Sierra (the “Sierra Class B Common Stock”) and five million (5,000,000) shares of preferred stock, par value $0.00001 per share, of Sierra (the “Sierra Preferred Stock”). As of November 2, 2026 (the “Capitalization Date”), (i) 168,471,900 shares of Sierra Common Stock (other than shares held in treasury) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 3,908,387 shares of Sierra Common Stock were held in the treasury of Sierra or by its Subsidiaries, (iii) 15,977,036 shares of Sierra Common Stock were reserved and available for issuance pursuant to the Sierra Stock Plan, of which amount (A) 2,269,133 shares of Sierra Common Stock were underlying outstanding Sierra RSUs, and (B) 1,606,541 shares of Sierra Common Stock were underlying outstanding Sierra PSUs assuming satisfaction of any performance vesting conditions at target levels and 3,213,082 shares of Sierra Common Stock were underlying outstanding Sierra PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) no shares of Sierra Class B Common Stock were issued and outstanding and (v) no shares of Sierra Preferred Stock were issued and outstanding. Except for Sierra RSUs and Sierra PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which Sierra or any of its Subsidiaries is a party or by which Sierra or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Sierra, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Sierra or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Sierra. Since the Capitalization Date, Sierra has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a). Sierra has previously provided Alpha with a true and complete list, as of the Capitalization Date, of each outstanding Sierra RSU and Sierra PSU, the holder thereof, the grant date thereof, the number of shares of Sierra Common Stock subject to each such Sierra RSU and Sierra PSU (assuming satisfaction of any performance vesting conditions at maximum levels) and the vesting conditions thereof. All shares of Sierra Common Stock subject to issuance under the Sierra Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Sierra having the right to vote on any matters on which stockholders of Sierra may vote. Neither Sierra nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Sierra. All Sierra RSUs and Sierra PSUs were granted under and in compliance with the terms of the Sierra Stock Plan and applicable Law and no other types of awards were issued under the Sierra Stock Plan.

(b) Section 4.2(b) of the Sierra Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Sierra and (ii) the jurisdiction of organization of each such Subsidiary. None of Sierra or any of its Subsidiaries holds any Equity Interests in any other Person other than its Subsidiaries. Each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of Sierra is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Sierra or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Sierra has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the Sierra Stockholder Approval, to consummate the Transactions. The execution and delivery by Sierra of this Agreement, the performance and compliance by Sierra with each of its obligations herein and the consummation by Sierra of the Transactions have been duly authorized by all necessary corporate action on the part of Sierra, subject to the receipt of the Sierra Stockholder Approval, and no other corporate proceedings on the part of Sierra and no other stockholder votes are necessary to authorize this Agreement or the consummation by Sierra of the Transactions. Sierra has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Alpha and Alpha Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Sierra Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of Sierra and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of Sierra for their adoption, and (iv) recommending that Sierra’s stockholders adopt this Agreement (such recommendation, the “Sierra Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Section 5.23, the Sierra Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of Sierra, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Sierra necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of Sierra Common Stock outstanding and entitled to vote thereon at the Sierra Stockholders Meeting (the “Sierra Stockholder Approval”). No other vote of the holders of Sierra Common Stock or any other Equity Interests of Sierra is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Sierra does not and will not, and the performance of this Agreement by Sierra and the consummation of the Transactions will not, (i) assuming the Sierra Stockholder Approval is obtained, conflict with or violate any provision of the Sierra Charter or Sierra Bylaws or any equivalent organizational documents of any Subsidiary of Sierra, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Sierra or any of its Subsidiaries or by which any property or asset of Sierra or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Sierra or any of its Subsidiaries pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Sierra Material Adverse Effect.

(b) The execution and delivery of this Agreement by Sierra does not and will not, and the consummation by Sierra of the Transactions and compliance by Sierra with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the Nasdaq, (ii) under the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Sierra Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Sierra has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Sierra with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Sierra SEC Documents”). None of the Subsidiaries of Sierra is required to make or makes any filings with the SEC. Each Subsidiary of Sierra that is required to file or furnish any reports, schedules, forms, statements, prospectuses or other documents with any Foreign Securities Authority has filed or furnished on a timely basis all such documents required to be filed or furnished by it under applicable Foreign Securities Laws since January 1, 2024.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Sierra SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Sierra SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements included or incorporated by reference in any Sierra SEC Document.

(c) The consolidated financial statements of Sierra and its Subsidiaries included or incorporated by reference in the Sierra SEC Documents (including, in each case, any notes or schedules thereto) (the “Sierra SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Sierra SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Sierra and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in Sierra SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Sierra SEC Financial Statements, to normal year-end adjustments that are not material in significance or amount and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Sierra SEC Documents and none of the Sierra SEC Documents is, to the Knowledge of Sierra, the subject of ongoing SEC review or investigation. To the Knowledge of Sierra, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of Sierra.

(e) Sierra has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Sierra’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Sierra in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Sierra’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Sierra’s management has completed an assessment of the effectiveness of Sierra’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Sierra SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024, Sierra has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Sierra’s ability to record, process, summarize and report financial information and Sierra does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Sierra’s internal control over financial reporting. Sierra has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Sierra SEC Documents.

(f) Sierra and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Sierra’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Sierra SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Sierra SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sierra Material Adverse Effect.

(g) Neither Sierra nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Sierra and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sierra or any of its Subsidiaries in Sierra’s published financial statements or other Sierra SEC Documents.

4.6 Absence of Certain Changes or Events. Since December 31, 2025 and through the date of this Agreement, except as otherwise contemplated by this Agreement, (a) Sierra and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Sierra Material Adverse Effect.

4.7 Information Supplied. None of the information supplied or to be supplied by Sierra for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Alpha in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Alpha Common Stock and Sierra Common Stock and at the time of each of the Sierra Stockholders Meeting and the Alpha Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b), that no representation or warranty is made by Sierra to such portions thereof that relate expressly to Alpha or any of its Subsidiaries, including Alpha Merger Sub, or to statements made therein based on information supplied by or on behalf of Alpha for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or to the Knowledge of Sierra, threatened against Sierra or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Sierra, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (a) prevent or materially delay the consummation of the Transactions or (b) have a Sierra Material Adverse Effect. Neither Sierra nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sierra Material Adverse Effect.

4.9 Compliance with Laws. (a) Sierra and its Subsidiaries are in compliance, and since January 1, 2024 have been in compliance, with all Laws (including Environmental Laws) and Orders applicable to Sierra or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Sierra or its Subsidiaries), and (b) neither Sierra nor any of its Subsidiaries has, since January 1, 2024, received any written communication from a Governmental Entity that alleges that Sierra or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sierra Material Adverse Effect.

4.10 Permits. Sierra and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, variances, waivers, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Sierra Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (a) the operation of the business of Sierra and its Subsidiaries as currently conducted is not, and since January 1, 2024 or since the date of issuance of such Permit (whichever period is shorter), has not been, in violation of, nor is Sierra or any of its Subsidiaries in default or violation under, any Permit and (b) to the Knowledge of Sierra, no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of Sierra, threatened in writing, that seek the suspension, revocation, cancellation or adverse modification of any Permit and (ii) neither Sierra nor its Subsidiaries have, since January 1, 2024, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Sierra has any charge, claim or assertion been threatened.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “Sierra Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by Sierra or any of its Subsidiaries, or under which Sierra or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law.

(b) Section 4.11(b) of the Sierra Disclosure Schedule sets forth an accurate and complete list of each material Sierra Benefit Plan. With respect to each material Sierra Benefit Plan maintained in the United States, Sierra has provided, as applicable, (i) true and correct copies of each material Sierra Benefit Plan (or, in the case of any such Sierra Benefit Plan that is unwritten, a description thereof) (provided that agreements with individual employees of

Sierra or its Subsidiaries may be provided on an anonymized basis and templates may be provided in lieu of copies of individual agreements that do not deviate from such templates), (ii) the most recent summary plan description (and all summaries of material modifications), (iii) the most recent determination, advisory or opinion letter received from the IRS, and (iv) all non-routine material correspondence with any Governmental Entity dated within the past three (3) years.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, each Sierra Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Sierra Benefit Plans have been timely made or, if applicable, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Sierra SEC Documents prior to the date of this Agreement.

(d) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Sierra Material Adverse Effect: (i) each Sierra Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Sierra Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Sierra, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Sierra Benefit Plan or the exempt status of any such trust, (ii) each Sierra Benefit Plan that is maintained outside of the United States and required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Sierra Benefit Plan, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Sierra is threatened, against or with respect to any Sierra Benefit Plan, including any audit or inquiry by any Governmental Entity. No Sierra Benefit Plan that is maintained outside of the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(e) No Sierra Benefit Plan is, and, in the past six (6) years none of Sierra, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a multiemployer plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, a “Sierra Pension Plan”). No material liability under Title IV of ERISA has been incurred by Sierra, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have a Sierra Material Adverse Effect. With respect to each Sierra Pension Plan: (A) no liability to the Pension Benefit Guaranty Corporation (the “PBGC”) has been incurred (other than for premiums not yet due);

(B) no such Sierra Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (C) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last twenty-four (24) months; (D) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of Sierra or its Subsidiaries; and (E) no such Sierra Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(f) No Sierra Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any current or former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state law (“COBRA”) at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(g) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Sierra or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any Sierra Benefit Plan or (iv) result in any breach or violation of, or default under any Sierra Benefit Plan.

(h) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of Sierra or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, each Sierra Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan, Contract or other arrangement to which Sierra or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes under Sections 409A or 4999 of the Code.

4.12 Employee and Labor Matters.

(a) Neither Sierra nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, agreement with any works council or other labor Contract with any union, employee association, works council or any other labor organization (collectively, a “Union”); to the Knowledge of Sierra, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Sierra or any of its Subsidiaries (collectively, the “Sierra Business Personnel”); to the Knowledge of Sierra, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Sierra, there are no material organizing or decertification activities by or with respect to any Sierra Business Personnel. There is no material unfair labor practice charge pending or threatened in writing against Sierra or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity. There is no material labor strike, dispute, lockout, slowdown, stoppage or other material labor dispute pending or, to the Knowledge of Sierra, threatened against Sierra or any of its Subsidiaries. There are no notice, consent, or other obligations under any collective bargaining agreement or other Contract with a Union that will be triggered by this Agreement or the transactions contemplated herein.

(b) Sierra and its Subsidiaries are, and have since January 1, 2024 been, in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding or social security Taxes and any similar Tax, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sierra Material Adverse Effect.

(c) In the past three (3) years, Sierra and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Sierra or any of its Subsidiaries.

(d) In the past three (3) years, neither Sierra nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable foreign, state or local Laws (each a “WARN Act”)) or similar event triggering notice or liability under any applicable WARN Act.

(e) In the past three (3) years, there have been no Proceedings against Sierra or any of its Subsidiaries involving any labor or employment claims, except as would not have a Sierra Material Adverse Effect.

(f) Sierra has provided to Alpha a headcount of all employees employed by Sierra or any Subsidiary as of the most recent payroll date prior to the date hereof that is materially complete and correct by (i) name or employee identification number, (ii) job title, (iii) primary work location (city, state (if applicable) and country), (iv) whether paid on a salary, hourly or other basis, (v) current annual base salary, hourly wage rate or other base compensation rate, (vi) status as exempt or non-exempt under applicable wage and hour Laws (if applicable), and (vii) employing entity.

(g) Sierra has provided to Alpha a headcount of all individual independent contractors (including those providing services through a sole proprietorship or an entity wholly owned and operated by them) providing services to Sierra or any Subsidiary that is materially complete and correct by (i) name, (ii) services performed, and (iii) primary work location.

4.13 Environmental Matters. Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Sierra Material Adverse Effect:

(a) Sierra and each of its Subsidiaries (i) maintain all Environmental Permits necessary to conduct their business and to use their properties and assets and (ii) since January 1, 2024 or the date of issuance of such Environmental Permit (whichever period is shorter), have been in compliance with their respective Environmental Permits.

(b) Since January 1, 2024, Sierra and each of its Subsidiaries are not and, since January 1, 2024, have not been subject to any liability with respect to noncompliance with any Environmental Laws. There are no Environmental Claims or Proceedings pending or to the Knowledge of Sierra, threatened against Sierra or any of its Subsidiaries, and neither Sierra nor any of its Subsidiaries has received written notification of any actual or alleged responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There has been no Release of Hazardous Materials by Sierra or any of its Subsidiaries or, to the Knowledge of Sierra, by any other Person, at or from any properties that are owned, operated, leased or used by Sierra or any of its Subsidiaries or, to the Knowledge of Sierra, at properties that were formerly owned, operated, leased or used by Sierra or any of its Subsidiaries, that are reasonably likely to cause Sierra or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) Neither Sierra nor any of its Subsidiaries has knowingly generated, handled, treated, stored, disposed of, arranged for the disposal of, transported, or exposed any Person to any Hazardous Material in violation of Environmental Law, or in quantities or concentrations imposing any liability on Sierra or any of its Subsidiaries pursuant to Environmental Laws.

(e) Neither Sierra nor any of its Subsidiaries have entered into, agreed to, or become subject to any Order relating to compliance with Environmental Laws or Environmental Permits, including obligations for investigations, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of, or exposure to, Hazardous Materials.

(f) Neither Sierra nor any of its Subsidiaries has assumed by contract any liability of another Person under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or relating to any Hazardous Materials.

4.14 Real Property.

(a) Section 4.14(a) of the Sierra Disclosure Schedule sets forth a list of all real property owned in fee by Sierra and any of its Subsidiaries (collectively, the “Sierra Owned Real Property”). Sierra or its Subsidiaries, as the case may be, holds good and marketable fee title to all of the Sierra Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Sierra Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) Section 4.14(b) of the Sierra Disclosure Schedule sets forth a complete and accurate description of all real property leased or subleased by Sierra or any of its Subsidiaries (collectively, the “Sierra Leased Real Property”, and together with the Sierra Owned Real Property, the “Sierra Real Property”), as well as a description of the leases and subleases pursuant to which each of Sierra and its Subsidiaries hold such leasehold or subleasehold interest, together with all amendments, waivers and guaranties relating thereto (such leases and subleases, together with all amendments, waivers and guaranties relating thereto, collectively, the “Sierra Real Property Leases”). Sierra or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all Sierra Leased Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, Sierra and each of its Subsidiaries and, to the Knowledge of Sierra, any other party to such Sierra Real Property Lease, is in compliance with all terms and conditions of each Sierra Real Property Lease, and neither Sierra nor any of its Subsidiaries has received any notice of default thereunder that is outstanding and remains uncured beyond any applicable period of cure, nor does Sierra or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Sierra Real Property Lease by the party that is the lessee or lessor of such Sierra Leased Real Property. Each Sierra Real Property Lease is (i) valid, in full force and effect, and constitutes a valid and legally binding obligation of Sierra or the Subsidiary party thereto and, to the Knowledge of Sierra, of each other party thereto, and (ii) enforceable against Sierra or such Subsidiary and, to the Knowledge of Sierra, each other party thereto, in accordance with its terms.

(c) The rights and interests of Sierra and its Subsidiaries in the Sierra Real Property constitute all of the material rights and interests in real property used or necessary for use in connection with the conduct of the business of Sierra and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Sierra’s Knowledge, there are no such Proceedings threatened, affecting any portion of the rights or interests of Sierra or its Subsidiaries in any Sierra Real Property, and (ii) no casualty event has occurred with respect to any Sierra Real Property that has not been remedied (including in compliance with any applicable Sierra Real Property Lease). Neither Sierra nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Sierra Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Neither Sierra nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the rights or interests of Sierra or its Subsidiaries in any of the Sierra Real Property or any material portion thereof. Neither Sierra nor its Subsidiaries is party to any agreement to purchase or sell any real property.

4.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Sierra Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Sierra or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Sierra and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) Sierra and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Sierra SEC Documents for all Taxes payable by Sierra and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Sierra and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, customer, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Sierra or any of its Subsidiaries has been filed or entered into with any Taxing Authority, for which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Sierra nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Sierra nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other Proceeding with respect to any Taxes or Tax Return nor has any audit or other Proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Sierra or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Sierra SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Sierra or any of its Subsidiaries has not filed a Tax Return of a particular type that Sierra or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject of such Tax Return, which claim has not been completely resolved.

(v) Neither Sierra nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Sierra or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Sierra or (II) Sierra and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Sierra or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Sierra or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Sierra nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither Sierra nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise resident for Tax purposes, in each case, in any country other than the country of its formation.

(ix) Neither Sierra nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business, or (F) deferred intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law).

(b) Neither Sierra nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a “plan” (or “series of related transactions”), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Sierra nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16 Material Contracts.

(a) Section 4.16(a) of the Sierra Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Sierra Benefit Plans (other than with respect to clause (vii) or (viii) hereof), to which Sierra or any of its Subsidiaries is a party or by which Sierra or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof) (A) in excess of $5,000,000 or (B) that becomes due and payable as a result of the Transactions;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Sierra or any of its Subsidiaries pursuant to which Sierra or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $2,500,000 in the aggregate for each such purchase, acquisition, sale, transfer or disposition;

(iv) any agreement that by its terms prevents or materially restricts the payment of dividends or other distributions by Sierra or any of its Subsidiaries;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs or liabilities by Sierra with any other Person or any of its Subsidiaries (other than Contracts solely among Sierra and its Subsidiaries);

(vi) any collective bargaining agreement or other labor Contract with any Union;

(vii) any Contract for the employment or engagement of any individual on an employee, consulting or other basis that (A) provides for any transaction, change in control, retention or similar payment (whether or not payable in connection with the Merger or the other Transactions) or (B) cannot be terminated for any reason or no reason upon ninety (90) days’ notice or less without further payment, liability or obligation other than severance not in excess of three (3) months of base salary and COBRA premiums;

(viii) any Contract between Sierra or any of its Subsidiaries, on the one hand, and (A) any current or former director, officer, employee or other individual service provider of Sierra, (B) any Person beneficially owning five percent (5%) or more of the outstanding Sierra Common Stock or (C) any affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, on the other hand, which contract has a value in excess of $500,000;

(ix) any Contract (other than purchase orders) with (A) a Sierra Material Customer or (B) a Sierra Material Supplier;

(x) any Contract which obligates Sierra to make any capital commitment or expenditure (including pursuant to any development project or joint venture) in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than as set forth in Sierra’s budgeted capital expenditures for Sierra’s 2026 fiscal year as disclosed to Alpha prior to the date hereof;

(xi) any Contract that restricts the use or enforcement by Sierra or any of its Subsidiaries of any Sierra Material Intellectual Property (including settlement agreements, covenants not to assert and consents to use);

(xii) any Contract pursuant to which Sierra or any of its Subsidiaries licenses to or from a third party or otherwise grants or is granted the right to use or exploit Intellectual Property that is material to the conduct of the business of Sierra and its Subsidiaries as presently conducted, except (A) shrink-wrap, click-through or off-the-shelf software licenses and (B) non-exclusive licenses granted by Sierra or any of its Subsidiaries in the ordinary course of business;

(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Sierra or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement;

(xiv) any Government Contract; or

(xv) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Sierra and its affiliates, taken as a whole, is or would be conducted, including contracts with “most favored nations” provisions, preferential rights or rights of first or last offer or refusal to any third party, or limitations on sales, or supply or distribution of any services or product or to acquire any Person.

(b) Sierra has heretofore made available to Alpha true, correct and complete copies of the Contracts set forth in Section 4.16(a) not filed as exhibits to the Sierra SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, all Contracts set forth or required to be set forth in Section 4.16(a) of the Sierra Disclosure Schedule or filed or required to be filed as exhibits to the Sierra SEC Documents (the “Sierra Material Contracts”) are valid, binding and in full force and effect and are enforceable by Sierra or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Sierra nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Sierra Material Contract and, to the Knowledge of Sierra, no other party to any Sierra Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, neither Sierra nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Sierra Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Sierra Material Contract.

4.17 Intellectual Property.

(a) Section 4.17(a) of the Sierra Disclosure Schedule lists all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) domain name registrations, in each case, that are owned by Sierra or any of its Subsidiaries, together with identification of the record (and if different, beneficial) owner, jurisdiction or domain name registrar, the applicable filing and registration dates, application serial numbers and registration/patent numbers, as applicable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) Sierra and its Subsidiaries exclusively own all Intellectual Property owned or purported to be owned by them, free and clear of all Liens other than Permitted Liens, (ii) each of Sierra and its Subsidiaries has a valid and enforceable right to use all Intellectual Property that is necessary for or used in the conduct of the businesses of Sierra and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by Sierra, nor the performance of this Agreement by Sierra, will result in the loss, forfeiture, termination or impairment of, or give rise to a right of any Person to limit, terminate or consent to or require additional consideration for the continued use of, any rights of Sierra or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) neither Sierra nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person, (ii) neither Sierra nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved)

alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of Sierra, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Sierra or any of its Subsidiaries, (iv) neither Sierra nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or other violation, and (v) there are no Proceedings pending against Sierra or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any Sierra Material Intellectual Property.

(c) All trade secrets and other proprietary confidential information included in the Sierra Material Intellectual Property have been maintained in confidence by Sierra and its Subsidiaries using commercially reasonable protection procedures. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, to the Knowledge of Sierra, there has been no unauthorized access to, use or disclosure of any trade secrets or other proprietary confidential information owned or held by Sierra or one of its Subsidiaries. All former and current officers, directors, employees, personnel, consultants, advisors, agents and independent contractors of Sierra and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property purported to be owned by Sierra or any of its affiliates have entered into valid and binding proprietary rights agreements with Sierra or one of its Subsidiaries or any of its or their predecessors assigning ownership of such Intellectual Property to Sierra or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect or where such ownership vests in Sierra or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) neither Sierra nor any of its Subsidiaries has used, incorporated, embedded or linked to any Open Source Software in any software included in the Sierra Material Intellectual Property (“Sierra Proprietary Software”), and (ii) no Sierra Proprietary Software is derived from any Open Source Software in a manner that would require, or would condition the use or distribution of such Sierra Proprietary Software or a portion thereof on, (A) the disclosure, licensing or distribution of any source code for any Sierra Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Sierra Proprietary Software, or (C) licensing or otherwise distributing or making available Sierra Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, neither Sierra nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent or otherwise) to deliver or license, the source code for any Sierra Proprietary Software to any escrow agent or other Person who is not an employee, consultant or independent contractor of Sierra or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by Sierra and its Subsidiaries and used by them in the operation of their businesses (the “Sierra IT Assets”) are sufficient for and operate as required by Sierra and its Subsidiaries to operate the business of Sierra and its Subsidiaries as presently conducted and have not, since January 1, 2024, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, Sierra and its Subsidiaries have implemented and maintain commercially reasonable measures to protect the confidentiality and security of the Sierra IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) Sierra and its Subsidiaries have implemented and maintain commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Sierra IT Assets and (ii) to the Knowledge of Sierra, there has been no unauthorized access to the Sierra IT Assets since January 1, 2024 that has resulted in any unauthorized use, access, modification, misappropriation, deletion or corruption of any material information or data stored therein or transmitted thereby.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, since January 1, 2024, (a) Sierra and its Subsidiaries, and to the Knowledge of Sierra, all third parties processing Personal Information on behalf of Sierra or any Subsidiary (collectively, “Sierra Data Processors”), have been in compliance with the Payment Card Industry Data Security Standard and all applicable Laws, public-facing policies and notices and contractual commitments, in each case, related to privacy, security, breach notification requirements, the privacy of electronic communications, the transmission of marketing messages through any means or the processing of Personal Information (collectively, “Sierra Privacy Requirements”), (b) Sierra and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical and technical measures designed to protect Personal Information and Sierra Data, including against unauthorized or unlawful access, acquisition, interruption, alteration, erasure, destruction, modification, encryption, exfiltration, loss, disclosure or use (“Security Incident”), (c) none of Sierra, any Subsidiary of Sierra or to the Knowledge of Sierra, any Sierra Data Processor, has experienced any Security Incident or notified or been required to notify any Person of a Security Incident, and (d) neither Sierra nor any Subsidiary of Sierra has been subject to any investigation or enforcement action by any Governmental Entity, or received any written notification, inquiry, claim or complaint from any Person, in each case, that alleges a violation of any Sierra Privacy Requirements.

4.19 Anti-Corruption and Trade Sanctions.

(a) Sierra and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of Sierra, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Sierra or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; (iii) during the past five (5) years have not conducted any material internal investigation with respect to, or made any voluntary, directed or involuntary disclosure to any Governmental Entity regarding any actual or alleged violation of the FCPA or any other Anti-corruption Laws; and (iv) during the past five (5) years have implemented and maintained policies and procedures reasonably designed to promote and achieve compliance with the FCPA and any other applicable Anti-corruption Laws.

(b) During the past five (5) years, none of Sierra, its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of Sierra, any Representative or Person authorized to act on behalf of Sierra or its Subsidiaries (including any distributor, agent, sales intermediary or other third party), has directly or indirectly offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in violation of any Anti-corruption Laws.

(c) During the past five (5) years, Sierra and its Subsidiaries have made and maintained complete and accurate books, records and accounts that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in all material respects.

(d) Since April 24, 2019, neither Sierra, its Subsidiaries nor any of their directors, officers or employees, or, to the Knowledge of Sierra, any other Persons acting for or on behalf of the foregoing, is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person operating, located, organized or resident in a country that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria (prior to July 1, 2025), the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic) (a “Sanctioned Country”); (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person fifty percent (50%) or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”).

(e) Since April 24, 2019, none of Sierra or any of its Subsidiaries has had a customer or supplier or other business relationship with, entered into or been a party to any Contract with, or engaged in any transaction with or involving, any Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, Sierra and each of its Subsidiaries have been in compliance in all material respects with (i) applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including OFAC, the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom (“Sanctions”) and (ii) applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Code, the U.S.

customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1 and the Foreign Trade Regulations (15 C.F.R. Part 30), and applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law (“Trade Control Laws”).

(g) To the Knowledge of Sierra, there is no current investigation, allegation, request for information or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by Sierra or any of its Subsidiaries.

(h) Sierra has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to Sierra and its Subsidiaries, taken as a whole.

4.20 Customers and Suppliers. Section 4.20 of the Sierra Disclosure Schedule sets forth a true, complete and correct list of (x) the twenty (20) largest customers of Sierra and its Subsidiaries (determined on the basis of the total dollar amount of sales in the nine (9) months ended September 30, 2026) (each a “Sierra Material Customer”) and (y) the twenty (20) largest suppliers to Sierra and its Subsidiaries (determined on the basis of the total dollar amount of purchases in the nine (9) months ended September 30, 2026) (each a “Sierra Material Supplier”), including the total dollar amount of sales to or purchases from, as the case may be, each Sierra Material Customer or Sierra Material Supplier during such period. Since January 1, 2025 through the date of this Agreement, (a) no Sierra Material Customer or Sierra Material Supplier has, to the Knowledge of Sierra, notified Sierra or any of its Subsidiaries in writing that it intends to terminate, cancel or materially curtail its business relationship with Sierra or any of its Subsidiaries and (b) neither Sierra nor any of its Subsidiaries has been engaged in a dispute that is material to Sierra and its Subsidiaries, taken as a whole, with a Sierra Material Customer or Sierra Material Supplier.

4.21 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.21 of the Sierra Disclosure Schedule, neither Sierra nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Sierra or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.22 Opinion of Financial Advisor. Jefferies LLC, Sierra’s financial advisor, has delivered to the Sierra Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of Sierra Common Stock. Sierra will make available to Alpha a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

4.23 Ownership of Alpha Common Stock. Neither Sierra nor any of its affiliates or associates is, nor at any time during the last three (3) years has Sierra or any of its affiliates or associates been, an “interested stockholder” of Alpha as defined in Section 203 of the DGCL. Sierra and its Subsidiaries, affiliates and associates do not beneficially own any shares of Alpha Common Stock or other securities of Alpha or any options, warrants or other rights to acquire Alpha Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Alpha.

4.24 Insurance. Sierra and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of Sierra has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (a) all insurance policies maintained by or on behalf of Sierra or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by Sierra or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither Sierra nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither Sierra nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

4.25 Related Party Transactions. From January 1, 2024 through the date of this Agreement, there have been no transactions or contracts between Sierra or any of its Subsidiaries, on the one hand, and any affiliates (other than Sierra’s Subsidiaries) of Sierra or other Persons, on the other hand, that would be required to be reported by Sierra pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

4.26 No Other Representations or Warranties. Sierra hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 5, (a) none of Alpha, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Alpha or its business or operations, including with respect to any information provided or made available to Sierra or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Sierra or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Alpha, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Sierra, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Sierra or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Sierra or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Alpha, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Alpha set forth in Article 5) Sierra and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Alpha or any Person with respect to Alpha other than the representations and warranties set forth in this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ALPHA

Except (a) as set forth in the Alpha Disclosure Schedule (subject to Section 9.13) and (b) as otherwise disclosed or identified in the Alpha SEC Documents publicly filed prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Alpha SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Alpha SEC Document and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Alpha SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Alpha and Alpha Merger Sub hereby represent and warrant to Sierra as follows:

5.1 Corporate Organization.

(a) Alpha is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Alpha has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Alpha is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Alpha has provided Sierra true, complete and correct copies of the Amended and Restated Certificate of Incorporation (the “Alpha Charter”), and Amended and Restated Bylaws (the “Alpha Bylaws”) of Alpha as in effect as of the date of this Agreement. Alpha is not in violation of any of the provisions of the Alpha Charter or the Alpha Bylaws.

(b) Each Subsidiary of Alpha is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Alpha has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Each Subsidiary of Alpha is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

5.2 Alpha Capitalization.

(a) The authorized capital stock of Alpha consists of one billion (1,000,000,000) shares of Alpha Common Stock and five million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Alpha Preferred Stock”). As of the Capitalization Date, (i) 154,269,366 shares of Alpha Common Stock (other than shares held in treasury) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) zero shares of Alpha Common Stock were held in the treasury of Alpha or by its Subsidiaries, (iii) 30,802,260 shares of Alpha Common Stock were reserved and available for issuance pursuant to the Alpha Stock Plan, of which amount (A) 4,322,384 shares of Alpha Common Stock were underlying outstanding Alpha RSUs and (B) 1,932,803 shares of Alpha Common Stock were underlying outstanding Alpha PSUs assuming satisfaction of any performance vesting conditions at target levels and 3,865,606 shares of Alpha Common Stock were underlying outstanding Alpha PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) 3,190,393 shares of Alpha Common Stock were reserved and available for issuance pursuant to the Alpha 2021 Employee Stock Purchase Plan (the “Alpha ESPP”), (v) 14,000,000 shares of Alpha Common Stock were reserved and available for issuance upon Alpha’s election to pay any “Deferred Consideration Payment” or “Performance Earn-Out Payment” (each as defined in the AWM Purchase Agreement) in shares of Alpha Common Stock pursuant to Sections 1.05 and 1.06 of the AWM Purchase Agreement, respectively, (vi) 400,000 shares of Alpha Preferred Stock designated as Series A Perpetual Preferred Stock were issued and outstanding, (vii) $325,000,000 in aggregate principal amount was outstanding under the Alpha 2028 Convertible Notes, with a Conversion Rate (as defined in the Alpha 2028 Indenture) equal to 17,809,795 shares of Alpha Common Stock per each $1,000 of principal, and (viii) $345,000,000 in aggregate principal amount was outstanding under the Alpha 2031 Convertible Notes, with a Conversion Rate (as defined in the Alpha 2031 Indenture) equal to 42,478,539 shares of Alpha Common Stock per each $1,000 of principal. Except for Alpha RSUs, Alpha PSUs, shares of Alpha Common Stock available for issuance under the Alpha ESPP, shares of Alpha Common Stock available for issuance pursuant to the APA Purchase Agreement, shares of Alpha Common Stock available for issuance pursuant to the AWM Purchase Agreement, the Alpha Preferred Stock, the Alpha Convertible Notes and the Alpha Capped Calls, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which Alpha or any of its Subsidiaries is a party or by which Alpha or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Alpha, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Alpha or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Alpha. Since the Capitalization Date, Alpha has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 5.2(a). Alpha has previously provided Sierra with a true and complete list, as of the Capitalization Date, of each outstanding Alpha RSU and Alpha PSU, the holder thereof, the grant date thereof, the number of shares of Alpha Common Stock subject to each such Alpha RSU and Alpha PSU (assuming satisfaction of any performance vesting conditions at maximum levels) and the vesting conditions thereof. All shares of Alpha Common Stock subject to issuance under the Alpha Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Alpha having the right to vote on any matters on which stockholders of Alpha may vote. Neither Alpha nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Alpha. All Alpha RSUs and Alpha PSUs were granted under and in compliance with the terms of the Alpha Stock Plan and applicable Law and no other types of awards were issued under the Alpha Stock Plan.

(b) Section 5.2(b) of the Alpha Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Alpha and (ii) the jurisdiction of organization of each such Subsidiary. None of Alpha or any of its Subsidiaries holds any Equity Interests in any other Person other than its Subsidiaries. Each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of Alpha is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Alpha or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

5.3 Authority; Execution and Delivery; Enforceability.

(a) Each of Alpha and Alpha Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the Alpha Stockholder Approval (with respect to Alpha) and to the adoption of this Agreement by Alpha as the sole stockholder of Alpha Merger Sub (with respect to Alpha Merger Sub), to consummate the Transactions. The execution and delivery by each of Alpha and Alpha Merger Sub of this Agreement, the performance and compliance by each of Alpha and Alpha Merger Sub with each of its obligations herein and the consummation by each of Alpha and Alpha Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Alpha and Alpha Merger Sub, subject to the receipt of the Alpha Stockholder Approval and to the adoption of this Agreement by Alpha as the sole stockholder of Alpha Merger Sub, and no other corporate proceedings on the part of Alpha or Alpha Merger Sub and no other stockholder votes are necessary to authorize this Agreement or the consummation by Alpha or Alpha Merger Sub of the Transactions. Each of Alpha and Alpha Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Sierra of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Alpha Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Alpha Common Stock in connection with the Merger (the “Alpha Common Stock Issuance”) and the Alpha Charter Amendment, are advisable, fair to and in the best interests of Alpha and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, the Alpha Common Stock Issuance and the Alpha Charter Amendment, (iii) directing that the Alpha Common Stock Issuance be submitted to the stockholders of Alpha for approval, and (iv) recommending that the Alpha stockholders approve the Alpha Common Stock Issuance (such recommendation, the “Alpha Board Recommendation”). The board of directors of Alpha Merger Sub adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of Alpha Merger Sub and its sole stockholder, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the sole stockholder of Alpha Merger Sub for approval, and (iv) recommending that Alpha, in its capacity as the sole stockholder of Alpha Merger Sub, approve and adopt this Agreement.

(c) Subject to the accuracy of the representations and warranties in Section 4.23, the Alpha Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of Alpha, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Alpha necessary to approve this Agreement and the Transactions is the approval of the Alpha Common Stock Issuance by affirmative vote of the holders of a majority of the voting power of the shares of Alpha Common Stock present in person or represented by proxy at the Alpha Stockholders Meeting and entitled to vote thereon (the “Alpha Stockholder Approval”). No other vote of the holders of Alpha Common Stock or any other Equity Interests of Alpha is necessary to consummate the Transactions.

5.4 No Conflicts.

(a) The execution and delivery of this Agreement by Alpha does not and will not, and the performance of this Agreement by Alpha and the consummation of the Transactions will not, (i) assuming the Alpha Stockholder Approval is obtained, conflict with or violate any provision of the Alpha Charter or Alpha Bylaws or any equivalent organizational documents of any Subsidiary of Alpha, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained and all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Alpha or any of its Subsidiaries or by which any property or asset of Alpha or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Alpha or any of its Subsidiaries pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Alpha Material Adverse Effect.

(b) The execution and delivery of this Agreement by Alpha does not and will not, and the consummation by Alpha of the Transactions and compliance by Alpha with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the Nasdaq, (ii) under the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Alpha Material Adverse Effect.

5.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Alpha has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Alpha with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Alpha SEC Documents”). None of the Subsidiaries of Alpha is required to make or makes any filings with the SEC. Each Subsidiary of Alpha that is required to file or furnish any reports, schedules, forms, statements, prospectuses or other documents with any Foreign Securities Authority has filed or furnished on a timely basis all such documents required to be filed or furnished by it under applicable Foreign Securities Laws since January 1, 2024.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Alpha SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Alpha SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements included or incorporated by reference in any Alpha SEC Document.

(c) The consolidated financial statements of Alpha and its Subsidiaries included or incorporated by reference in the Alpha SEC Documents (including, in each case, any notes or schedules thereto) (the “Alpha SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Alpha SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Alpha and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in Alpha SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Alpha SEC Financial Statements, to normal year-end adjustments that are not material in significance or amount and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Alpha SEC Documents and none of the Alpha SEC Documents is, to the Knowledge of Alpha, the subject of ongoing SEC review or investigation. To the Knowledge of Alpha, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of Alpha.

(e) Alpha has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Alpha’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Alpha in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Alpha’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Alpha’s management has completed an assessment of the effectiveness of Alpha’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Alpha SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024, Alpha has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Alpha’s ability to record, process, summarize and report financial information and Alpha does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Alpha’s internal control over financial reporting. Alpha has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Alpha SEC Documents.

(f) Alpha and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Alpha’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Alpha SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Alpha SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Alpha Material Adverse Effect.

(g) Neither Alpha nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Alpha and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Alpha or any of its Subsidiaries in Alpha’s published financial statements or other Alpha SEC Documents.

5.6 Absence of Certain Changes or Events. Since December 31, 2025 and through the date of this Agreement, except as otherwise contemplated by this Agreement, (a) Alpha and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have an Alpha Material Adverse Effect.

5.7 Information Supplied. None of the information supplied or to be supplied by Alpha for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Alpha Common Stock and Sierra Common Stock and at the time of each of the Sierra Stockholders Meeting and the Alpha Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b), that no representation or warranty is made by Alpha to such portions thereof that relate expressly to Sierra or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Sierra or any of its Subsidiaries for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

5.8 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or to the Knowledge of Alpha, threatened against Alpha or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Alpha, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (a) prevent or materially delay the consummation of the Transactions or (b) have an Alpha Material Adverse Effect. Neither Alpha nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Alpha Material Adverse Effect.

5.9 Compliance with Laws. (a) Alpha and its Subsidiaries are in compliance, and since January 1, 2024 have been in compliance, with all Laws (including Environmental Laws) and Orders applicable to Alpha or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Alpha or its Subsidiaries), and (b) neither Alpha nor any of its Subsidiaries has, since January 1, 2024, received any written communication from a Governmental Entity that alleges that Alpha or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an Alpha Material Adverse Effect.

5.10 Permits. Alpha and each of its Subsidiaries have all required Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an Alpha Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (a) the operation of the business of Alpha and its Subsidiaries as currently conducted is not, and since January 1, 2024 or since the date of issuance of such Permit (whichever period is shorter), has not been, in violation of, nor is Alpha or any of its Subsidiaries in default or violation under, any Permit and (b) to the Knowledge of Alpha, no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of Alpha, threatened in writing, that seek the suspension, revocation, cancellation or adverse modification of any Permit and (ii) neither Alpha nor its Subsidiaries have, since January 1, 2024, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Alpha has any charge, claim or assertion been threatened.

5.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “Alpha Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by Alpha or any of its Subsidiaries, or under which Alpha or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law.

(b) Section 5.11(b) of the Alpha Disclosure Schedule sets forth an accurate and complete list of each material Alpha Benefit Plan. With respect to each material Alpha Benefit Plan maintained in the United States, Alpha has provided, as applicable (i) true and correct copies of each material Alpha Benefit Plan (or, in the case of any such Alpha Benefit Plan that is unwritten, a description thereof) (provided that agreements with individual employees of Alpha or its Subsidiaries may be provided on an anonymized basis and templates may be provided in lieu of copies of individual agreements that do not deviate from such templates), (ii) the most recent summary plan description (and all summaries of material modifications), (iii) the most recent determination, advisory or opinion letter received from the IRS, and (iv) all non-routine material correspondence with any Governmental Entity dated within the past three (3) years.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Alpha Benefit Plans have been timely made or, if applicable, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Alpha SEC Documents prior to the date of this Agreement.

(d) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Alpha Material Adverse Effect: (i) each Alpha Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Alpha Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Alpha, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Alpha Benefit Plan or the exempt status of any such trust, (ii) each Alpha Benefit Plan that is maintained outside of the United States and required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Alpha Benefit Plan, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Alpha is threatened, against or with respect to any Alpha Benefit Plan, including any audit or inquiry by any Governmental Entity. No Alpha Benefit Plan that is maintained outside of the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(e) No Alpha Benefit Plan is, and, in the past six (6) years none of Alpha, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a Multiemployer Plan, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, an “Alpha Pension Plan”). No material liability under Title IV of ERISA has been incurred by Alpha, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have an Alpha Material Adverse Effect. With respect to each Alpha Pension Plan: (A) no liability to the PBGC has been incurred (other than for premiums not yet due); (B) no such Alpha Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (C) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last twenty-four (24) months; (D) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of Alpha or its Subsidiaries; and (E) no such Alpha Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(f) No Alpha Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any current or former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or COBRA at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(g) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Alpha or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any Alpha Benefit Plan or (iv) result in any breach or violation of, or default under any Alpha Benefit Plan.

(h) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of Alpha or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan, Contract or other arrangement to which Alpha or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes under Sections 409A or 4999 of the Code.

5.12 Employee and Labor Matters.

(a) Neither Alpha nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, agreement with any works council or other labor Contract with any Union; to the Knowledge of Alpha, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Alpha or any of its Subsidiaries (collectively, the “Alpha Business Personnel”); to the Knowledge of Alpha, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Alpha, there are no material organizing or decertification activities by or with respect to any Alpha Business Personnel. There is no material unfair labor practice charge pending or threatened in writing against Alpha or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity. There is no material labor strike, dispute, lockout, slowdown, stoppage or other material labor dispute pending or, to the Knowledge of Alpha, threatened against Alpha or any of its Subsidiaries. There are no notice, consent, or other obligations under any collective bargaining agreement or other Contract with a Union that will be triggered by this Agreement or the transactions contemplated herein.

(b) Alpha and its Subsidiaries are, and have since January 1, 2024 been, in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding or social security Taxes and any similar Tax, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, an Alpha Material Adverse Effect.

(c) In the past three (3) years, Alpha and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Alpha or any of its Subsidiaries.

(d) In the past three (3) years, neither Alpha nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under a WARN Act) or similar event triggering notice or liability under any applicable WARN Act.

(e) In the past three (3) years, there have been no Proceedings against Alpha or any of its Subsidiaries involving any labor or employment claims, except as would not have an Alpha Material Adverse Effect.

(f) Alpha has provided to Sierra a headcount of all employees employed by Alpha or any Subsidiary as of the most recent payroll date prior to the date hereof that is materially complete and correct by (i) name or employee identification number, (ii) job title, (iii) primary work location (city, state (if applicable) and country), (iv) whether paid on a salary, hourly or other basis, (v) current annual base salary, hourly wage rate or other base compensation rate, (vi) status as exempt or non-exempt under applicable wage and hour Laws (if applicable), and (vii) employing entity.

(g) Alpha has provided to Sierra a headcount of all individual independent contractors (including those providing services through a sole proprietorship or an entity wholly owned and operated by them) providing services to Alpha or any Subsidiary that is materially complete and correct by (i) name, (ii) services performed, and (iii) primary work location (state).

5.13 Environmental Matters. Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Alpha Material Adverse Effect:

(a) Alpha and each of its Subsidiaries (i) maintain all Environmental Permits necessary to conduct their business and to use their properties and assets and (ii) since January 1, 2024 or the date of issuance of such Environmental Permit (whichever period is shorter), have been in compliance with their respective Environmental Permits.

(b) Since January 1, 2024, Alpha and each of its Subsidiaries are not and, since January 1, 2024, have not been subject to any liability with respect to noncompliance with any Environmental Laws. There are no Environmental Claims or Proceedings pending or to the Knowledge of Alpha, threatened against Alpha or any of its Subsidiaries, and neither Alpha nor any of its Subsidiaries has received written notification of any actual or alleged responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There has been no Release of Hazardous Materials by Alpha or any of its Subsidiaries or, to the Knowledge of Alpha, by any other Person, at or from any properties that are owned, operated, leased or used by Alpha or any of its Subsidiaries or, to the Knowledge of Alpha, at properties that were formerly owned, operated, leased or used by Alpha or any of its Subsidiaries, that are reasonably likely to cause Alpha or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) Neither Alpha nor any of its Subsidiaries has knowingly generated, handled, treated, stored, disposed of, arranged for the disposal of, transported, or exposed any Person to any Hazardous Material in violation of Environmental Law, or in quantities or concentrations imposing any liability on Alpha or any of its Subsidiaries pursuant to Environmental Laws.

(e) Neither Alpha nor any of its Subsidiaries have entered into, agreed to, or become subject to any Order relating to compliance with Environmental Laws or Environmental Permits, including obligations for investigations, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of, or exposure to, Hazardous Materials.

(f) Neither Alpha nor any of its Subsidiaries has assumed by contract any liability of another Person under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or relating to any Hazardous Materials.

5.14 Real Property.

(a) Section 5.14(a) of the Alpha Disclosure Schedule sets forth a list of all real property owned in fee by Alpha and any of its Subsidiaries (collectively, the “Alpha Owned Real Property”). Alpha or its Subsidiaries, as the case may be, holds good and marketable fee title to all of the Alpha Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Alpha Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) Section 5.14(b) of the Alpha Disclosure Schedule sets forth a complete and accurate description of all real property leased or subleased by Alpha or any of its Subsidiaries (collectively, the “Alpha Leased Real Property”, and together with the Alpha Owned Real Property, the “Alpha Real Property”), as well as a description of the leases and subleases pursuant to which each of Alpha and its Subsidiaries hold such leasehold or subleasehold interest, together with all amendments, waivers and guaranties relating thereto (such leases and subleases, together with all amendments, waivers and guaranties relating thereto, collectively, the “Alpha Real Property Leases”). Alpha or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all Alpha Leased Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha and each of its Subsidiaries and, to the Knowledge of Alpha, any other party to such Alpha Real Property Lease, is in compliance with all terms and conditions of each Alpha Real Property Lease, and neither Alpha nor any of its Subsidiaries has received any notice of default thereunder that is outstanding and remains uncured beyond any applicable period of cure, nor does Alpha or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Alpha Real Property Lease by the party that is the lessee or lessor of such Alpha Leased Real Property. Each Alpha Real Property Lease is (i) valid, in full force and effect, and constitutes a valid and legally binding obligation of Alpha or the Subsidiary party thereto and, to the Knowledge of Alpha, of each other party thereto, and (ii) enforceable against Alpha or such Subsidiary and, to the Knowledge of Alpha, each other party thereto, in accordance with its terms.

(c) The rights and interests of Alpha and its Subsidiaries in the Alpha Real Property constitute all of the material rights and interests in real property used or necessary for use in connection with the conduct of the business of Alpha and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Alpha’s Knowledge, there are no such Proceedings threatened, affecting any portion of the rights or interests of Alpha or its Subsidiaries in any Alpha Real Property, and (ii) no casualty event has occurred with respect to any Alpha Real Property that has not been remedied (including in compliance with any applicable Alpha Real Property Lease). Neither Alpha nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Alpha Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Neither Alpha nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the rights or interests of Alpha or its Subsidiaries in any of the Alpha Real Property or any material portion thereof. Neither Alpha nor its Subsidiaries is party to any agreement to purchase or sell any real property.

5.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have an Alpha Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Alpha or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Alpha and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) Alpha and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Alpha SEC Documents for all Taxes payable by Alpha and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Alpha and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, customer, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Alpha or any of its Subsidiaries has been filed or entered into with any Taxing Authority, for which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Alpha nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Alpha nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other Proceeding with respect to any Taxes or Tax Return nor has any audit or other Proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Alpha or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Alpha SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Alpha or any of its Subsidiaries has not filed a Tax Return of a particular type that Alpha or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject of such Tax Return, which claim has not been completely resolved.

(v) Neither Alpha nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Alpha or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Alpha or (II) Alpha and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Alpha or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Alpha or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Alpha nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither Alpha nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise resident for Tax purposes, in each case, in any country other than the country of its formation.

(ix) Neither Alpha nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business, or (F) deferred intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law).

(b) Neither Alpha nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a “plan” (or “series of related transactions”), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Alpha nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

5.16 Material Contracts.

(a) Section 5.16(a) of the Alpha Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Alpha Benefit Plans (other than with respect to clause (vii) or (viii) hereof), to which Alpha or any of its Subsidiaries is a party or by which Alpha or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof) (A) in excess of $5,000,000 or (B) that becomes due and payable as a result of the Transactions;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Alpha or any of its Subsidiaries pursuant to which Alpha or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $2,500,000 in the aggregate for each such purchase, acquisition, sale, transfer or disposition;

(iv) any agreement that by its terms prevents or materially restricts the payment of dividends or other distributions by Alpha or any of its Subsidiaries;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs or liabilities by Alpha with any other Person or any of its Subsidiaries (other than Contracts solely among Alpha and its Subsidiaries);

(vi) any collective bargaining agreement or other labor Contract with any Union;

(vii) any Contract for the employment or engagement of any individual on an employee, consulting or other basis that (A) provides for any transaction, change in control, retention or similar payment (whether or not payable in connection with the Merger or the other Transactions) or (B) cannot be terminated for any reason or no reason upon ninety (90) days’ notice or less without further payment, liability or obligation other than severance not in excess of three (3) months of base salary and COBRA premiums;

(viii) any Contract between Alpha or any of its Subsidiaries, on the one hand, and (A) any current or former director, officer, employee or other individual service provider of Alpha, (B) any Person beneficially owning five percent (5%) or more of the outstanding Alpha Common Stock or (C) any affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, on the other hand, which contract has a value in excess of $500,000;

(ix) any Contract (other than purchase orders) with (A) an Alpha Material Customer or (B) an Alpha Material Supplier;

(x) any Contract which obligates Alpha to make any capital commitment or expenditure (including pursuant to any development project or joint venture) in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than as set forth in Alpha’s budgeted capital expenditures for Alpha’s 2026 fiscal year as disclosed to Sierra prior to the date hereof;

(xi) any Contract that restricts the use or enforcement by Alpha or any of its Subsidiaries of any Alpha Material Intellectual Property (including settlement agreements, covenants not to assert and consents to use);

(xii) any Contract pursuant to which Alpha or any of its Subsidiaries licenses to or from a third party or otherwise grants or is granted the right to use or exploit Intellectual Property that is material to the conduct of the business of Alpha and its Subsidiaries as presently conducted, except (A) shrink-wrap, click-through or off-the-shelf software licenses and (B) non-exclusive licenses granted by Alpha or any of its Subsidiaries in the ordinary course of business;

(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Alpha or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement;

(xiv) any Government Contract; or

(xv) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Alpha and its affiliates, taken as a whole, is or would be conducted, including contracts with “most favored nations” provisions, preferential rights or rights of first or last offer or refusal to any third party, or limitations on sales, or supply or distribution of any services or product or to acquire any Person.

(b) Alpha has heretofore made available to Sierra true, correct and complete copies of the Contracts set forth in Section 5.16(a) not filed as exhibits to the Alpha SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, all Contracts set forth or required to be set forth in Section 5.16(a) of the Alpha Disclosure Schedule or filed or required to be filed as exhibits to the Alpha SEC Documents (the “Alpha Material Contracts”) are valid, binding and in full force and effect and are enforceable by Alpha or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Alpha nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Alpha Material Contract and, to the Knowledge of Alpha, no other party to any Alpha Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, neither Alpha nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Alpha Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Alpha Material Contract.

5.17 Intellectual Property.

(a) Section 5.17(a) of the Alpha Disclosure Schedule lists all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) domain name registrations, in each case, that are owned by Alpha or any of its Subsidiaries, together with identification of the record (and if different, beneficial) owner, jurisdiction or domain name registrar, the applicable filing and registration dates, application serial numbers and registration/patent numbers, as applicable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) Alpha and its Subsidiaries exclusively own all Intellectual Property owned or purported to be owned by them, free and clear of all Liens other than Permitted Liens, (ii) each of Alpha and its Subsidiaries has a valid and enforceable right to use all Intellectual Property that is necessary for or used in the conduct of the businesses of Alpha and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by Alpha, nor the performance of this Agreement by Alpha, will result in the loss, forfeiture, termination or impairment of, or give rise to a right of any Person to limit, terminate or consent to or require additional consideration for the continued use of, any rights of Alpha or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) neither Alpha nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person, (ii) neither Alpha nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved) alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of Alpha, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Alpha or any of its Subsidiaries, (iv) neither Alpha nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or other violation, and (v) there are no Proceedings pending against Alpha or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any Alpha Material Intellectual Property.

(c) All trade secrets and other proprietary confidential information included in the Alpha Material Intellectual Property have been maintained in confidence by Alpha and its Subsidiaries using commercially reasonable protection procedures. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, to the Knowledge of Alpha, there has been no unauthorized access to, use or disclosure of any trade secrets or other proprietary confidential information owned or held by Alpha or one of its Subsidiaries. All former and current officers, directors, employees, personnel, consultants, advisors, agents and independent contractors of Alpha and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property purported to be owned by Alpha or any of its affiliates have entered into valid and binding proprietary rights agreements with Alpha or one of its Subsidiaries or any of its or their predecessors assigning ownership of such Intellectual Property to Alpha or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect or where such ownership vests in Alpha or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) neither Alpha nor any of its Subsidiaries has used, incorporated, embedded or linked to any Open Source Software in any software included in the Alpha Material Intellectual Property (“Alpha Proprietary Software”), and (ii) no Alpha Proprietary Software is derived from any Open Source Software in a manner that would require, or would condition the use or distribution of such Alpha Proprietary Software or a portion thereof on, (A) the disclosure, licensing or distribution of any source code for any Alpha Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Alpha Proprietary Software, or (C) licensing or otherwise distributing or making available Alpha Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, neither Alpha nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent or otherwise) to deliver or license, the source code for any Alpha Proprietary Software to any escrow agent or other Person who is not an employee, consultant or independent contractor of Alpha or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by Alpha and its Subsidiaries and used by them in the operation of their businesses (the “Alpha IT Assets”) are sufficient for and operate as required by Alpha and its Subsidiaries to operate the business of Alpha and its Subsidiaries as presently conducted and have not, since January 1, 2024, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha and its Subsidiaries have implemented and maintain commercially reasonable measures to protect the confidentiality and security of the Alpha IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) Alpha and its Subsidiaries have implemented and maintain commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Alpha IT Assets and (ii) to the Knowledge of Alpha, there has been no unauthorized access to the Alpha IT Assets since January 1, 2024 that has resulted in any unauthorized use, access, modification, misappropriation, deletion or corruption of any material information or data stored therein or transmitted thereby.

5.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, since January 1, 2024, (a) Alpha and its Subsidiaries, and to the Knowledge of Alpha, all third parties processing Personal Information on behalf of Alpha or any Subsidiary (collectively, “Alpha Data Processors”), have been in compliance with the Payment Card Industry Data Security Standard and all applicable Laws, public-facing policies and notices and contractual commitments, in each case, related to privacy, security, breach notification requirements, the privacy of electronic communications, the transmission of marketing messages through any means or the processing of Personal Information (collectively, “Alpha Privacy Requirements”), (b) Alpha and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical and technical measures designed to protect Personal Information and Alpha Data, including against Security Incidents, (c) none of Alpha, any Subsidiary of Alpha or to the Knowledge of Alpha, any Alpha Data Processor, has experienced any Security Incident or notified or been required to notify any Person of a Security Incident, and (d) neither Alpha nor any Subsidiary of Alpha has been subject to any investigation or enforcement action by any Governmental Entity, or received any written notification, inquiry, claim or complaint from any Person, in each case, that alleges a violation of any Alpha Privacy Requirements.

5.19 Anti-Corruption and Trade Sanctions.

(a) Alpha and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of Alpha, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Alpha or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; (iii) during the past five (5) years have not conducted any material internal investigation with respect to, or made any voluntary, directed or involuntary disclosure to any Governmental Entity regarding any actual or alleged violation of the FCPA or any other Anti-corruption Laws; and (iv) during the past five (5) years have implemented and maintained policies and procedures reasonably designed to promote and achieve compliance with the FCPA and any other applicable Anti-corruption Laws.

(b) During the past five (5) years, none of Alpha, its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of Alpha, any Representative or Person authorized to act on behalf of Alpha or its Subsidiaries (including any distributor, agent, sales intermediary or other third party), has directly or indirectly offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in violation of any Anti-corruption Laws.

(c) During the past five (5) years, Alpha and its Subsidiaries have made and maintained complete and accurate books, records and accounts that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in all material respects.

(d) Since April 24, 2019, neither Alpha, its Subsidiaries nor any of their directors, officers or employees, or, to the Knowledge of Alpha, any other Persons acting for or on behalf of the foregoing is or has been a Sanctioned Person.

(e) Since April 24, 2019, none of Alpha or any of its Subsidiaries has had a customer or supplier or other business relationship with, entered into or been a party to any Contract with, or engaged in any transaction with or involving, any Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, Alpha and each of its Subsidiaries have been in compliance in all material respects with (i) Sanctions and (ii) Trade Control Laws.

(g) To the Knowledge of Alpha, there is no current investigation, allegation, request for information or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by Alpha or any of its Subsidiaries.

(h) Alpha has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to Alpha and its Subsidiaries, taken as a whole.

5.20 Customers and Suppliers. Section 5.20 of the Alpha Disclosure Schedule sets forth a true, complete and correct list of (x) the twenty (20) largest customers of Alpha and its Subsidiaries (determined on the basis of the total dollar amount of sales in the nine (9) months ended September 30, 2026) (each an “Alpha Material Customer”) and (y) the twenty (20) largest suppliers of Alpha and its Subsidiaries (determined on the basis of the total dollar amount of purchases in the nine (9) months ended September 30, 2026) (each an “Alpha Material Supplier”), including the total dollar amount of sales to or purchases from, as the case may be, each Alpha Material Customer or Alpha Material Supplier during such period. Since January 1, 2025 through the date of this Agreement, (a) no Alpha Material Customer or Alpha Material Supplier has, to the Knowledge of Alpha, notified Alpha or any of its Subsidiaries in writing that it intends to terminate, cancel or materially curtail its business relationship with Alpha or any of its Subsidiaries and (b) neither Alpha nor any of its Subsidiaries has been engaged in a dispute that is material to Alpha and its Subsidiaries, taken as a whole, with an Alpha Material Customer or Alpha Material Supplier.

5.21 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 5.21 of the Alpha Disclosure Schedule, neither Alpha nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Alpha or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

5.22 Opinion of Financial Advisor. Each of J.P. Morgan Securities LLC, financial advisor to Alpha, and Lazard Freres & Co. LLC, financial advisor to the special committee of the Alpha Board, has delivered to the Alpha Board and the special committee of the Alpha Board, respectively, its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Alpha. Alpha will make available to Sierra a copy of such opinions as soon as practicable following the execution of this Agreement for information purposes only.

5.23 Ownership of Sierra Common Stock. Neither Alpha nor any of its affiliates or associates is, nor at any time during the last three (3) years has Alpha or any of its affiliates or associates been, an “interested stockholder” of Sierra as defined in Section 203 of the DGCL. Alpha and its Subsidiaries, affiliates and associates do not beneficially own any shares of Sierra Common Stock or other securities of Sierra or any options, warrants or other rights to acquire Sierra Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Sierra.

5.24 Insurance. Alpha and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of Alpha has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (a) all insurance policies maintained by or on behalf of Alpha or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by Alpha or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither Alpha nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither Alpha nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

5.25 Related Party Transactions. From January 1, 2024 through the date of this Agreement, there have been no transactions or contracts between Alpha or any of its Subsidiaries, on the one hand, and any affiliates (other than Alpha’s Subsidiaries) of Alpha or other Persons, on the other hand, that would be required to be reported by Alpha pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

5.26 Alpha Merger Sub. Alpha Merger Sub was formed solely for purposes of consummating the Merger. Since its date of incorporation, Alpha Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Alpha Merger Sub consists of 1,000 shares of Alpha Merger Sub Common Stock, of which one (1) share is issued and outstanding. Such share has been validly issued, is fully paid and nonassessable and is owned directly by Alpha free and clear of any Liens. Alpha Merger Sub has no assets or liabilities other than those necessary for corporate existence.

5.27 No Other Representations or Warranties. Alpha hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Sierra, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Sierra or its business or operations, including with respect to any information provided or made available to Alpha or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Alpha or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Sierra, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Alpha, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Alpha or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Alpha or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Sierra, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Sierra set forth in Article 4) Alpha and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Sierra or any Person with respect to Sierra other than the representations and warranties set forth in this Agreement.

ARTICLE 6

COVENANTS

6.1 Conduct of Business by Sierra and its Subsidiaries Pending the Effective Time. Sierra agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.1 of the Sierra Disclosure Schedule, as required by Law or as otherwise expressly required by this Agreement, unless Alpha shall otherwise consent in writing (including via email specifically referencing this Section 6.1) (such consent not to be unreasonably withheld, conditioned or delayed), Sierra shall, and shall cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 6.1 of the Sierra Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Sierra shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Alpha (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend (including by merger, consolidation, conversion or otherwise) the Sierra Charter or Sierra Bylaws or the organizational documents of any “significant” Subsidiary of Sierra (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, Sierra or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Sierra or any of its Subsidiaries, other than the issuance of Sierra Common Stock in connection with the settlement of Sierra RSUs or Sierra PSUs, in each case, outstanding as of the date hereof and as required in accordance with their terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Sierra or any of its Subsidiaries, in each case with value in excess of $2,400,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Sierra Material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, (ii) settle, compromise or consent to judgment in any action relating to Intellectual Property that grants any license, covenant not to sue or release under, or otherwise adversely affects the ownership, validity, enforceability or use of, any Sierra Material Intellectual Property, or that requires Sierra or any of its Subsidiaries to take a license, pay royalties or refrain from asserting or challenging any Intellectual Property or (iii) commence, assert or threaten any claim, counterclaim or proceeding relating to any Intellectual Property, other than (A) defenses, or counterclaims seeking only a declaration of non-infringement or invalidity, in proceedings first commenced by a third party, with prompt notice to Alpha, or (B) ordinary course prosecution and maintenance of Intellectual Property;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends and distributions paid by a direct or indirect wholly owned Subsidiary of Sierra to its parent) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend (including by merger, consolidation, conversion or otherwise) the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Sierra or any “significant” Subsidiary of Sierra;

(g) merge or consolidate Sierra or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Sierra or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Sierra;

(h) acquire (including by merger, consolidation or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $4,800,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 6.16, incur any indebtedness for borrowed money in excess of $4,800,000, in the aggregate, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for (A) indebtedness incurred or corporate guarantees issued in the ordinary course of business, (B) any intercompany indebtedness solely involving Sierra or its direct or indirect Subsidiaries, (C) refinancing of Sierra’s existing indebtedness for borrowed money on terms not materially less favorable to Sierra, (D) borrowings under Sierra’s existing credit facilities in the ordinary course of business or (E) extensions of trade credit in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Sierra) in excess of $1,000,000 in the aggregate;

(k) make aggregate capital expenditures in a fiscal year that are greater than 120% of the aggregate amount of capital expenditures with respect to such fiscal year in Sierra’s long range plan, such amount as disclosed in Section 6.1(k) of the Sierra Disclosure Schedule;

(l) other than in accordance with Section 6.16, terminate, cancel, renew or request or agree to any material change in or waiver under any Sierra Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Sierra Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(m) except to the extent required by applicable Law or the existing terms of any Sierra Benefit Plan: (i) grant or increase the compensation or material benefits payable or to become payable to current or former directors, officers or employees of Sierra or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $200,000; (ii) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Sierra or its Subsidiaries; (iii) establish, adopt, enter into, materially amend or terminate (A) any collective bargaining agreement or other Contract with any Union or (B) any Sierra Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a Sierra Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of Sierra Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice and that do not result in any material increase in costs, obligations or liabilities for Sierra and its Subsidiaries); (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting or funding of any compensation or benefit under any Sierra Benefit Plan; or (v) hire, engage or terminate (other than for cause) any employee of Sierra or its Subsidiaries who is entitled to an annual base salary in excess of $200,000;

(n) except as required by applicable Law (in which case Sierra shall provide Alpha prompt written notice and consult with Alpha in good faith), enter into any collective bargaining agreement or other Contract with a Union or recognize a Union as the bargaining representative of any Sierra Business Personnel;

(o) implement or announce any furlough, layoff or involuntary reduction of hours of fifty percent (50%) or more that lasts longer than three (3) months or any plant closing, mass layoff or other action, in each case triggering notice obligations under an applicable WARN Act;

(p) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1,000,000, except in the ordinary course of business;

(q) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP, Regulation S-X of the Exchange Act or by a Governmental Entity;

(r) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $1,000,000 individually or $2,400,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Sierra or any of its Subsidiaries;

(s) affirmatively waive or release in writing any noncompetition, nonsolicitation or nondisclosure obligation of any current or former employee or independent contractor of Sierra or any of its Subsidiaries with annual base compensation in excess of $200,000;

(t) (i) make, change or revoke any material Tax election other than in the ordinary course of business consistent with past practice, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request, negotiate or consent to any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit, claim or other Proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or (ix) surrender any right to claim a material refund of Taxes;

(u) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(v) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

6.2 Conduct of Business by Alpha and its Subsidiaries Pending the Effective Time. Alpha agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.2 of the Alpha Disclosure Schedule, as required by Law or as otherwise expressly required by this Agreement, unless Sierra shall otherwise consent in writing (including via email specifically referencing this Section 6.2) (such consent not to be unreasonably withheld, conditioned or delayed), Alpha shall, and shall cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 6.2 of the Alpha Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Alpha shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Sierra (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend (including by merger, consolidation, conversion or otherwise) the Alpha Charter or Alpha Bylaws or the organizational documents of any “significant” Subsidiary of Alpha (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, Alpha or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Alpha or any of its Subsidiaries, other than (i) the issuance of Alpha Common Stock in connection with the settlement of Alpha PSUs or Alpha RSUs, in each case, outstanding as of the date hereof and as required in accordance with their terms, (ii) the issuance of Alpha Common Stock pursuant to the Alpha ESPP in accordance with its terms, (iii) the issuance of Alpha Common Stock upon conversion or exchange of, or otherwise in settlement of, the Alpha Convertible Notes to the extent expressly required pursuant to the terms of the Alpha 2028 Indenture or the Alpha 2031 Indenture, as applicable, (iv) the receipt of Alpha Common Stock or cash by Alpha upon exercise, settlement, adjustment or termination of the Alpha Capped Calls in accordance with their terms; provided that Alpha shall not amend, modify or terminate (other than in accordance with their terms) any Alpha Capped Call, or enter into any new capped call, bond hedge or similar transaction, without Sierra’s prior written consent (and, for the avoidance of doubt, Alpha may not agree to reduce the Cap Price (as defined in the Alpha Capped Calls) without the prior written consent of Sierra (such consent not to be unreasonably withheld, conditioned or delayed); provided, that, for the avoidance of doubt, the applicable bank or counterparty may adjust the Cap Price in accordance with the terms thereof without Alpha or Sierra consent), (v) the issuance of Alpha Common Stock upon any Earnout Issuance Date (as defined in the APA Purchase Agreement) or upon Alpha’s election to pay any Deferred Consideration Installment (as defined in the APA Purchase Agreement) or portion thereof in shares of Alpha Common Stock pursuant to Sections 2.5 and 2.6 of the APA Purchase Agreement, respectively, and (vi) the issuance of Alpha Common Stock upon Alpha’s election to pay any Deferred Consideration Payment (as defined in the AWM Purchase Agreement) or Performance Earn-Out Payment (as defined in the AWM Purchase Agreement) or portion thereof in shares of Alpha Common Stock pursuant to Sections 1.05 and 1.06 of the AWM Purchase Agreement, respectively, in each case of clause (v) and (vi), subject to any limitations set forth in Section 6.18;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Alpha or any of its Subsidiaries, in each case with value in excess of $2,400,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Alpha Material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, (ii) settle, compromise or consent to judgment in any action relating to Intellectual Property that grants any license, covenant not to sue or release under, or otherwise adversely affects the ownership, validity, enforceability or use of, any Alpha Material Intellectual Property, or that requires Alpha or any of its Subsidiaries to take a license, pay royalties or refrain from asserting or challenging any Intellectual Property or (iii) commence, assert or threaten any claim, counterclaim or proceeding relating to any Intellectual Property, other than (A) defenses, or counterclaims seeking only a declaration of non-infringement or invalidity, in proceedings first commenced by a third party, with prompt notice to Sierra, or (B) ordinary course prosecution and maintenance of Intellectual Property;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) dividends or distributions on the Alpha Preferred Stock required to be paid in accordance with its terms and (ii) dividends or distributions by a direct or indirect wholly owned Subsidiary of Alpha to its parent) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend (including by merger, consolidation, conversion or otherwise) the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Alpha or any “significant” Subsidiary of Alpha;

(g) merge or consolidate Alpha or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Alpha or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Alpha;

(h) acquire (including by merger, consolidation or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $4,800,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 6.16, incur any indebtedness for borrowed money in excess of $4,800,000, in the aggregate, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for (A) indebtedness incurred or corporate guarantees issued in the ordinary course of business, (B) any intercompany indebtedness solely involving Alpha or its direct or indirect Subsidiaries, (C) refinancing of Alpha’s existing indebtedness for borrowed money on terms not materially less favorable to Alpha, (D) borrowings under Alpha’s existing credit facilities in the ordinary course of business or (E) extensions of trade credit in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Alpha) in excess of $1,000,000 in the aggregate;

(k) make aggregate capital expenditures in a fiscal year that are greater than 120% of the aggregate amount of capital expenditures with respect to such fiscal year in Alpha’s long range plan, such amount as disclosed in Section 6.2(k) of the Alpha Disclosure Schedule;

(l) other than in accordance with Section 6.16, terminate, cancel, renew or request or agree to any material change in or waiver under any Alpha Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an Alpha Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(m) except to the extent required by applicable Law or the existing terms of any Alpha Benefit Plan: (i) grant or increase the compensation or material benefits payable or to become payable to current or former directors, officers or employees of Alpha or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $200,000; (ii) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Alpha or its Subsidiaries; (iii) establish, adopt, enter into, materially amend or terminate (A) any collective bargaining agreement or other Contract with any Union or (B) any Alpha Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be an Alpha Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of Alpha Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice and that do not result in any material increase in costs, obligations or liabilities for Alpha and its Subsidiaries); (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting or funding of any compensation or benefit under any Alpha Benefit Plan; or (v) hire, engage or terminate (other than for cause) any employee of Alpha or its Subsidiaries who is entitled to an annual base salary in excess of $200,000;

(n) except as required by applicable Law (in which case Alpha shall provide Sierra prompt written notice and consult with Sierra in good faith), enter into any collective bargaining agreement or other Contract with a Union or recognize a Union as the bargaining representative of any Alpha Business Personnel;

(o) implement or announce any furlough, layoff or involuntary reduction of hours of fifty percent (50%) or more that lasts longer than three (3) months or any plant closing, mass layoff or other action, in each case triggering notice obligations under an applicable WARN Act;

(p) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1,000,000, except in the ordinary course of business;

(q) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP, Regulation S-X of the Exchange Act or by a Governmental Entity;

(r) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $1,000,000 individually or $2,400,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Alpha or any of its Subsidiaries;

(s) affirmatively waive or release in writing any noncompetition, nonsolicitation or nondisclosure obligation of any current or former employee or independent contractor of Alpha or any of its Subsidiaries with annual base compensation in excess of $200,000;

(t) (i) make, change or revoke any material Tax election other than in the ordinary course of business consistent with past practice, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request, negotiate or consent to any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit, claim or other Proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or (ix) surrender any right to claim a material refund of Taxes;

(u) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(v) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

6.3 Preparation of the Joint Proxy Statement and Form S-4; Stockholder Meetings.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) Alpha and Sierra shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement to be sent to the stockholders of Alpha relating to the Alpha Stockholders Meeting and the stockholders of Sierra relating to the Sierra Stockholders Meeting, as applicable, and (ii) Alpha and Sierra shall jointly prepare and Alpha shall cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Alpha Common Stock to be issued in the Merger. Each of Alpha and Sierra shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as reasonably practicable after such filing (including by responding to comments of the SEC) and to keep the Form S-4 effective for so long as necessary to consummate the Merger. Each of Alpha and Sierra shall furnish all information concerning itself and its affiliates and provide such other assistance as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement, and shall cooperate as set forth in Section 6.13(b). As promptly as reasonably practicable after the Form S-4 shall have become effective, each of Alpha and Sierra shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Alpha, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Alpha or Sierra, in each case without approval of both Alpha and Sierra; provided, that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to an Alpha Adverse Recommendation Change or Sierra Adverse Recommendation Change. If at any time prior to the Effective Time any information relating to Alpha or Sierra, or any of their respective affiliates, directors or officers, should be discovered by Alpha or Sierra that should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Alpha and the stockholders of Sierra. Each party shall notify the other party promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Alpha Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each party shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Form S-4 or Joint Proxy Statement or additional information and agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party shall use its respective reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

(b) Sierra Stockholders Meeting.

(i) Sierra shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Sierra Stockholders Meeting”), in accordance with applicable Law and the Sierra Charter and Sierra Bylaws, for the purpose of seeking the Sierra Stockholder Approval. Sierra shall not, without the prior written consent of Alpha (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Sierra Stockholders Meeting; provided, however, that Sierra may postpone or adjourn the Sierra Stockholders Meeting (A) if a quorum has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sierra Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Sierra’s stockholders prior to the Sierra Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Sierra Stockholder Approval would not otherwise be obtained; or (D) if required by applicable Law; provided, however, that in each case the Sierra Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Sierra Stockholders Meeting without the prior written consent of Alpha (not to be unreasonably withheld, conditioned or delayed). Sierra shall, upon the reasonable request of Alpha, advise Alpha at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Sierra Stockholders Meeting as to the aggregate tally of proxies received by Sierra with respect to the Sierra Stockholder Approval.

(ii) Sierra shall, through the Sierra Board, (A) unless the Sierra Board has made a Sierra Adverse Recommendation Change in compliance with Section 6.4, make the Sierra Board Recommendation and include such Sierra Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Sierra Stockholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Sierra Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 8.1, the Sierra Stockholders Meeting shall be convened and this Agreement shall be submitted to the Sierra stockholders at the Sierra Stockholders Meeting for the purpose of obtaining the Sierra Stockholder Approval and nothing herein shall be deemed to relieve Sierra of such obligation.

(iii) Except as expressly permitted in Section 6.4(b) and Section 6.4(d), neither the Sierra Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Alpha, the Sierra Board Recommendation, (B) fail to include the Sierra Board Recommendation in the Joint Proxy Statement, (C) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any Competing Proposal, or (D) if requested by Alpha, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Sierra Stockholders Meeting, as it may be postponed or adjourned pursuant to Section 6.3(b)(i)), a press release reaffirming the Sierra Board Recommendation (provided, that Alpha shall not be entitled to make such written request, and the Sierra Board shall not be required to make such reaffirmation, more than once with respect to any particular Competing Proposal) (the actions specified in the foregoing clauses (A) through (D) being referred to as a “Sierra Adverse Recommendation Change”); provided, that the foregoing shall not prohibit entry into an Acceptable Confidentiality Agreement in compliance with Section 6.4(a).

(c) Alpha Stockholders Meeting.

(i) Alpha shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Alpha Stockholders Meeting”), in accordance with applicable Law and the Alpha Charter and Alpha Bylaws, for the purpose of seeking the Alpha Stockholder Approval. Alpha shall not, without the prior written consent of Sierra (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Alpha Stockholders Meeting; provided, however, that Alpha may postpone or adjourn the Alpha Stockholders Meeting (A) if a quorum has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Alpha Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Alpha’s stockholders prior to the Alpha Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Alpha Stockholder Approval would not otherwise be obtained; or (D) if required by applicable Law; provided, however, that, in each case the Alpha Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Alpha Stockholders Meeting without the prior written consent of Sierra (not to be unreasonably withheld, conditioned or delayed). Alpha shall, upon the reasonable request of Sierra, advise Sierra at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Alpha Stockholders Meeting as to the aggregate tally of proxies received by Alpha with respect to the Alpha Stockholder Approval.

(ii) Alpha shall, through the Alpha Board, (A) unless the Alpha Board has made an Alpha Adverse Recommendation Change in compliance with Section 6.4, make the Alpha Board Recommendation and include such Alpha Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the Alpha Common Stock Issuance, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Alpha Stockholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Alpha Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 8.1, the Alpha Stockholders Meeting shall be convened and this Agreement and the Alpha Common Stock Issuance shall be submitted to the Alpha stockholders at the Alpha Stockholders Meeting for the purpose of obtaining the Alpha Stockholder Approval and nothing herein shall be deemed to relieve Alpha of such obligation.

(iii) Except as expressly permitted in Section 6.4(b) and Section 6.4(d), neither the Alpha Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Sierra, the Alpha Board Recommendation, (B) fail to include the Alpha Board Recommendation in the Joint Proxy Statement, (C) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any Competing Proposal, or (D) if requested by Sierra, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Alpha Stockholders Meeting, as it may be postponed or adjourned pursuant to Section 6.3(c)(i)), a press release reaffirming the Alpha Board Recommendation (provided, that Sierra shall not be entitled to make such written request, and the Alpha Board shall not be required to make such reaffirmation, more than once with respect to any particular Competing Proposal) (the actions specified in the foregoing clauses (A) through (D) being referred to as an “Alpha Adverse Recommendation Change”); provided, that the foregoing shall not prohibit entry into an Acceptable Confidentiality Agreement in compliance with Section 6.4(a).

(d) Sierra and Alpha shall use their respective reasonable best efforts to set the record date for and to hold the Sierra Stockholders Meeting and the Alpha Stockholders Meeting on the same date; provided, that, in furtherance of the foregoing, in the event that either Sierra shall have postponed or adjourned the Sierra Stockholders Meeting in accordance with Section 6.3(b)(i) or Alpha shall have postponed or adjourned the Alpha Stockholders Meeting in accordance with Section 6.3(c)(i), the other party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

(e) Alpha Merger Sub Consent. Promptly following the execution and delivery of this Agreement, Alpha shall execute and deliver, in accordance with Section 228 of the DGCL, a written consent adopting this Agreement in its capacity as the sole stockholder of Alpha Merger Sub.

6.4 No Solicitation of Transactions.

(a) Except as expressly provided in this Section 6.4, each of Alpha and Sierra shall immediately cease, and shall cause its respective Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall immediately request (and in any case within twelve (12) hours of the execution of this Agreement) to have promptly destroyed or returned to Alpha or Sierra, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 8, each of Alpha and Sierra shall not, and shall cause its respective Subsidiaries not to, and shall direct and use reasonable best efforts to cause its respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse or knowingly encourage, or induce (including by way of furnishing information), or take any other action knowingly designed to facilitate, any inquiries regarding the making of any proposal that constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) participate in or engage in any discussions or negotiations with any Person with respect to any inquiries regarding, or the making of, any proposal or offer the consummation of which would constitute a Competing Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; provided, however, that if, prior to obtaining the Alpha Stockholder Approval (in the case of Alpha) or the Sierra Stockholder Approval (in the case of Sierra) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Alpha Board or the Sierra Board, as applicable, determines in good faith (after consulting with its financial advisor with respect to financial matters and with its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 6.4, the Alpha Board or the Sierra Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law, Alpha or Sierra, as applicable, may, in response to such Competing Proposal, and subject to compliance with Section 6.4(c), (A) furnish information with respect to Alpha or Sierra, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal (so long as such Person has executed an Acceptable Confidentiality Agreement); provided, however, that any such information or access has previously been made available to Alpha or Sierra, as applicable, or shall be made available to Alpha or Sierra, as applicable, prior to, or substantially concurrently with, the time such information is made available to such Person. Except as expressly permitted by this Section 6.4, each of Alpha and Sierra shall not, and shall cause its respective Subsidiaries and direct and use reasonable best efforts to cause its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article 8, directly or indirectly (I) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal or any offer or proposal that could lead to a Competing Proposal; (II) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; (III) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Alpha Board or the Sierra Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (III) would constitute a breach of the directors’ fiduciary duties under applicable Law), or (IV) propose to do any of the foregoing. Notwithstanding the foregoing, each of Alpha and Sierra and each of their respective Subsidiaries and Representatives may in any event (x) seek to clarify and understand the terms and conditions of any proposal, offer, written inquiry or indication of interest from a third party solely to determine whether such proposal, offer, written inquiry or indication of interest constitutes or would reasonably be expected to lead to a Superior Proposal and (y) inform such third party that has made or, to the Knowledge of Alpha or Knowledge of Sierra, as applicable, is considering making a Competing Proposal of the provisions of this Section 6.4.

(b) Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 6.4, prior to receipt of the Alpha Stockholder Approval, the Alpha Board may, or, prior to receipt of the Sierra Stockholder Approval, the Sierra Board may, in each case, in response to any written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 6.4, effect an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, if and only if (i) the Alpha Board or the Sierra Board, as applicable, concludes in good faith, after consultation with its outside financial advisors, as to financial matters, and with outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Alpha Board or the Sierra Board, as applicable, provides the other party five (5) Business Days prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 6.4(c), as well as a copy of such Competing Proposal (it being agreed that neither the delivery of such notice by Alpha or Sierra, as applicable, nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the five (5) Business Days following such written notice (the “Negotiation Period”), if requested by the other party, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party and its Representatives regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Alpha Board or the Sierra Board, as applicable, concludes in good faith, after consultation with its outside financial advisors, as to financial matters, and with outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement which the other party has agreed to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, would be inconsistent with the directors’ fiduciary duties to the stockholders of Alpha or the stockholders of Sierra, as applicable, under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional three (3) Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Alpha and Sierra set forth in Section 6.4(a) and Section 6.4(b), Alpha or Sierra shall promptly, and in any event no later than twenty-four (24) hours, after it or any of its Representatives receives (i) a Competing Proposal or indication by any Person that it is considering making such a proposal, (ii) any request for non-public information relating to Alpha or Sierra or its respective Subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or proposal and an unredacted copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any modifications thereto. Each party shall keep the other party reasonably informed (orally and in writing) on a current basis (and in any event at the other party’s request and otherwise no later than twenty-four (24) hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing unredacted copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, each party shall promptly (and in any event within twenty-four (24) hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 6.4. Each of Alpha and Sierra agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other party any material non-public information concerning Alpha or Sierra and its respective Subsidiaries, as applicable, that is to be provided to any third party in connection with any Competing Proposal that was not previously provided to the other party.

(d) Notwithstanding anything in this Section 6.4 to the contrary, at any time prior to obtaining the Alpha Stockholder Approval or the Sierra Stockholder Approval, the Alpha Board or the Sierra Board may make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, if (i) such Board of Directors determines that an Intervening Event has occurred and is continuing and (ii) such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties to the stockholders of Alpha or the stockholders of Sierra, as applicable, under applicable Law; provided that (x) the Alpha Board or the Sierra Board has given the other party at least five (5) Business Days prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, the applicable party has negotiated, and has caused its Representatives to negotiate, in good faith with the other party and its Representatives during such notice period (to the extent such other party wishes to negotiate) to enable such other party to revise the terms of this Agreement, such that the failure to make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, would not be inconsistent with the directors’ fiduciary duties to its stockholders under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Alpha Board or the Sierra Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that no such communication or statement that would constitute an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 6.4(b).

(f) Any violation of the restrictions contained in this Section 6.4 by any of the Subsidiaries of Alpha or Sierra, or action taken by any Representatives of Alpha or Sierra or any of their respective Subsidiaries acting at Alpha’s or Sierra’s respective direction or on its respective behalf that would have constituted a breach of this Section 6.4 if such action had been taken by Alpha or Sierra, as applicable, shall, in each case, be deemed to be a breach of this Section 6.4 by Alpha or Sierra (as applicable).

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any bona fide proposal, offer, written inquiry or indication of interest from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Alpha or Sierra or any of its respective Subsidiaries, as applicable; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease or otherwise) by any Person (or group of Persons) of any business or assets of Alpha or Sierra and their respective Subsidiaries that generate twenty percent (20%) or more of the consolidated revenues, net income or assets of Alpha or Sierra and its respective Subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Alpha Board or the Sierra Board, as applicable; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person (or group of Persons) of twenty percent (20%) or more of the issued and outstanding shares of Alpha Common Stock or Sierra Common Stock or any other Equity Interests in Alpha or Sierra, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person (or group of Persons) beneficially owning twenty percent (20%) or more of the shares of Alpha Common Stock or Sierra Common Stock or any other Equity Interests of Alpha or Sierra or any of its respective Subsidiaries, (E) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of twenty percent (20%) or more of the consolidated assets of Alpha or Sierra or any of their respective Subsidiaries (measured by the fair market value thereof) or (F) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Alpha or Sierra, as applicable, or its respective Board of Directors after the date of this Agreement that (A) materially affects the business, assets or operations of Alpha and its Subsidiaries (with respect to Alpha) or Sierra and its Subsidiaries (with respect to Sierra), (B) was not known by the applicable Board of Directors or reasonably foreseeable as of the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable on the date of this Agreement) and (C) did not arise out of a material breach of this Agreement; provided, however, that in no event shall any of the following constitute an Intervening Event: (I) the receipt, existence or terms of a Competing Proposal or a Superior Proposal or any matter relating thereto or consequence thereof, (II) the fact, in and of itself, that Alpha or Sierra, as applicable, meets or exceeds (or fails to meet) any internal or published or third party projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after the date of this Agreement in the price or trading volume of the Alpha Common Stock or Sierra Common Stock, as applicable (it being understood that the event, development or change in circumstance underlying any of the foregoing in this clause (II) may be taken into consideration, unless otherwise excluded by the exceptions to this definition), or (III) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Alpha or Sierra and their Subsidiaries operate in the United States or globally.

(iii) “Superior Proposal” means a written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made after the date of this Agreement which was not solicited by Alpha or Sierra, as applicable, or any of its respective Representatives in breach of this Section 6.4, and did not otherwise result from any breach of this Section 6.4, and which, in the good faith judgment of the Alpha Board or the Sierra Board, as applicable, and after consultation with its outside financial advisors as to financial matters and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, the conditionality, the timing and likelihood of consummation of such Competing Proposal and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated in accordance with its terms, (B) if consummated, would result in a transaction that is more favorable to the stockholders of Alpha or the stockholders of Sierra (in each case, in their capacities as such), as applicable, from a financial point of view, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 6.4(b)) and taking into account any applicable Alpha Termination Fee or Sierra Termination Fee) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined by the Alpha Board or the Sierra Board, as applicable, in good faith to be available.

6.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Alpha and Sierra shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, employees and Representatives (provided, that such access shall not unreasonably interfere with the business or operations of such party and shall not include access to perform any invasive environmental investigation or testing or sampling of soil, groundwater, surface water, air or other environmental media (including any Phase II environmental site assessment), building materials or equipment, or the properties or facilities of such party) and, during such period, each of Alpha and Sierra shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request, in each case, to the extent required for integration and operational planning purposes or otherwise deemed appropriate by the parties; provided, however, none of Alpha or Sierra or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (i) breach any agreement with any third party, (ii) constitute a waiver of the attorney-client or other privilege held by such party, (iii) contain information about the process leading to the negotiation and entry into this Agreement, except as may be required to be disclosed in connection with the filing and preparation of the Form S-4 and Joint Proxy Statement, or (iv) otherwise violate any applicable Law. In the event any of the restrictions in clauses (i) through (iv) of the foregoing sentence shall apply, each party shall advise the other party of the subject matter of any such information that cannot be disclosed and the parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 6.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated April 3, 2026, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Alpha and Sierra, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the parties hereby agrees that no investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

6.6 Appropriate Action.

(a) Sierra, Alpha and Alpha Merger Sub shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Entities and parties to Contracts with Sierra, Alpha or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 6.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment Laws with respect to the Transactions as promptly as reasonably practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event within ten (10) Business Days after the date hereof) and to make an appropriate response as promptly as reasonably practicable to any request for additional information and documentary material from any Governmental Entity pursuant to the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment laws. All such antitrust, competition, merger control or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust, competition, merger control or foreign investment Laws, as applicable.

(b) In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and reasonable assistance as any Governmental Entity may from time to time require of such party in connection with obtaining any required waivers, permits, consents, approvals, authorizations, qualifications, Orders, clearances or expirations or terminations of waiting periods pursuant to the HSR Act or other applicable antitrust, competition, merger control or foreign investment Laws. To the extent permitted by applicable Law and not prohibited by any Governmental Entity, each party shall (i) keep the other apprised of the content and status of any substantive communications with, and substantive communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust, competition, merger control or foreign investment Laws, and (ii) provide advance notice of and permit representatives of the other party to be present and participate at each meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust, competition, merger control or foreign investment Laws; provided, that each party shall consult with the other party in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective affiliates to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (A) as necessary to comply with any Contract or Laws; and (B) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Each party shall not, and shall cause its Subsidiaries not to, without the prior written consent of the other party, (I) “pull-and-refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act, (II) extend or restart the waiting, review or investigation period under any antitrust, competition, merger control or foreign investment Law or (III) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Entity to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the Transactions.

(c) Subject to the third sentence of this Section 6.6(c), Alpha and Sierra shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to take any and all steps necessary to obtain all consents, approvals, authorizations, clearances and expirations or terminations of waiting periods necessary for the consummation of the Transactions by any Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable antitrust, competition, merger control or foreign investment Law that may be asserted by any Governmental Entity so as to enable the parties to close the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any Proceeding which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. In addition, Alpha and Sierra shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to defend through litigation on the merits so as to enable the parties to close the Transactions as promptly as reasonably practicable (and in any event prior to the Outside Date) any Proceeding under any antitrust, competition, merger control or foreign investment Law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other Law that could prevent or delay beyond the Outside Date the Closing. Notwithstanding the foregoing or any other provision of this Agreement, neither Alpha nor Sierra nor any of their respective Subsidiaries and affiliates shall be required to offer, negotiate, agree to, consent to or effect any sale, transfer, license, hold separate, divestiture or other disposition of, any prohibition of or limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, any other modification of any business practice or contractual relationship or any other remedy, condition, commitment or undertaking of any kind (any action described in this sentence, a “Remedy Action”). Each party shall not, and shall cause its Subsidiaries not to, without the prior written consent of the other party, offer, negotiate, agree to, consent to or effect any Remedy Action. In the event of any conflict between subsections (a), (b) or (c) of this Section 6.6, the provisions of this Section 6.6(c) shall, with respect to the matters addressed in this Section 6.6(c), supersede the provisions of subsection (a) and (b) of this Section 6.6.

(d) Each party shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any Person if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents, approvals, authorizations, clearances or expirations or terminations of waiting periods necessary to consummate the Transactions or materially delay or prevent the consummation of the Transactions.

6.7 Certain Notices. Each party shall give prompt notice to the other if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or the Nasdaq (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Initial Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

6.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each party may make statements or disclosures that are consistent in tone and substance with prior releases, public disclosures or statements made by either party in compliance with this Section 6.8 (which statements may include internal communications to their respective employees). Notwithstanding the foregoing, the restrictions in this Section 6.8 shall not apply to any public release or announcement (a) made or proposed to be made by Alpha or Sierra, as applicable, in connection with a Competing Proposal, a Superior Proposal, a Sierra Adverse Recommendation Change, an Alpha Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 6.4 or (b) in connection with any disputes between the parties regarding this Agreement or the Transactions. Alpha and Sierra agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties.

6.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Alpha shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the organizational documents of Alpha or Sierra, as applicable, in effect as of the date of this Agreement, and (iii) any Contract of Alpha or Sierra, as applicable, in effect as of the date of this Agreement, each present and former director and officer of Alpha, Sierra or any of their respective Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Alpha agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in its certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Alpha shall, and shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of Alpha or Sierra, as applicable, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Alpha, Sierra or any of their respective Subsidiaries, provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such Proceeding.

(c) For six (6) years from and after the Effective Time, Alpha shall maintain for the benefit of the Indemnitees, directors’ and officers’ insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of Alpha or Sierra, as applicable, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Alpha shall not be required to pay an annual premium for the D&O Insurance in excess of two hundred fifty percent (250%) of the last annual premium paid by Alpha or Sierra, as applicable, prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to two hundred fifty percent (250%) of such last annual premium, Alpha shall nevertheless be obligated to provide such coverage as may be obtained for two hundred fifty percent (250%) of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Alpha or Sierra, as applicable, prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) In the event that Alpha (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Alpha will cause proper provision to be made so that the successors and assigns of Alpha assume the obligations, including with respect to indemnification, advancement of expenses and exculpation, set forth in this Section 6.9, unless such result occurs by operation of Law.

(e) The provisions of this Section 6.9 will survive the consummation of the Merger and (i) are intended to be for the benefit of, and will be enforceable by, each Indemnitee, and his or her heirs, successors, assigns and Representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by Contract or otherwise.

6.10 Stock Exchange Listing. Alpha and Sierra shall use their reasonable best efforts to cause the shares of Alpha Common Stock to be issued in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Alpha shall submit a listing application with Nasdaq (the “Nasdaq Listing Application”) with respect to such shares of Alpha Common Stock. Each of Alpha and Sierra shall use its reasonable best efforts to have the Nasdaq Listing Application approved (subject to official notice of issuance) as promptly as reasonably practicable after such submission (including by responding to comments of the Nasdaq). Each of Alpha and Sierra shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation and submission of the Nasdaq Listing Application. No submission of, or amendment or supplement to, the Nasdaq Listing Application will be made by any party without providing the other parties with a reasonable opportunity to review and comment thereon. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the Nasdaq or its staff with respect to the Nasdaq Listing Application promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

6.11 Section 16 Matters. Prior to the Effective Time, Alpha and Sierra shall take all such steps as may be required to cause any dispositions of Sierra Common Stock (including derivative securities with respect to Sierra Common Stock) or acquisitions of Alpha Common Stock (including derivative securities with respect to Alpha Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Alpha or Sierra to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.12 Stockholder Litigation. Each of Alpha and Sierra shall promptly notify the other party of, and shall keep the other party reasonably informed with respect to, the status of any litigation brought by stockholders of Alpha or stockholders of Sierra or in the name of Alpha or Sierra against Alpha or Sierra, as applicable, or their respective directors or officers relating to the Transactions contemplated by this Agreement, including the Merger. Each party shall control the defense of any such litigation against it or its directors or officers and shall provide the other party a reasonable opportunity to participate in (but not control) the defense of such litigation; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed). No party shall make or agree to make any mooting disclosure in respect of any litigation against either party or any of its Subsidiaries, directors or officers relating to the Merger or any of the other Transactions or this Agreement, in each case, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.13 Tax Matters.

(a) Intended Tax Treatment.

(i) For U.S. federal income Tax purposes, the parties (A) intend that the Merger qualify for the Intended Tax Treatment and (B) hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Alpha, Alpha Merger Sub and Sierra are parties under Section 368(b) of the Code. The parties further intend that, as a result of the Merger, for U.S. federal income tax purposes, the consolidated group of which Alpha was the common parent immediately prior to the Merger will cease to exist as of Closing, and the consolidated group of which Sierra was the common parent immediately prior to the Merger shall be treated as remaining in existence (with Alpha becoming the common parent of such group) in accordance with Treasury Regulations Section 1.1502-75(d)(3)(i).

(ii) Notwithstanding anything herein to the contrary, both prior to and following the Effective Time, Sierra, Alpha and Alpha Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the Merger to qualify for the Intended Tax Treatment. None of Sierra, Alpha or Alpha Merger Sub shall, or shall cause or permit any of their respective Subsidiaries to, take or omit to take any action, as a result of which, the Merger would reasonably be expected to fail to qualify for the Intended Tax Treatment. Each party hereto agrees to file all Tax Returns in a manner consistent with the Intended Tax Treatment for U.S. federal (and applicable U.S. state and local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(iii) Alpha, on the one hand, and Sierra, on the other hand, shall use reasonable best efforts to promptly notify the other party if, at any time before the Effective Time, it has Knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Sierra Tax Opinion. Alpha, Alpha Merger Sub and Sierra shall each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of the Sierra Tax Opinion, including by executing and delivering customary Tax representation letters as Sierra Tax Counsel may reasonably request; provided, that such representation letters shall be (i) substantially in the form and substance of Exhibit C and Exhibit D attached hereto with any modifications thereto as are deemed necessary by Sierra Tax Counsel, (ii) consistent with this Agreement, (iii) dated as of the date of such opinion and (iv) signed by an officer of Sierra or Alpha and Alpha Merger Sub, as applicable. Notwithstanding the foregoing, each of Alpha and Sierra acknowledge and agree that the Closing of the Merger shall not be conditioned upon the delivery of the Sierra Tax Opinion. In addition, if requested by Alpha, Sierra, Alpha and Alpha Merger Sub shall cooperate and deliver documents comparable to those described in the first sentence of this Section 6.13(b) to Alpha and its tax counsel to enable Alpha to obtain an opinion consistent with the Sierra Tax Opinion.

6.14 Employee Matters.

(a) Subject to the terms of any applicable collective bargaining agreement and applicable Law, Alpha shall, or shall cause a Subsidiary (including the Surviving Corporation and its Subsidiaries) to, provide each employee of Alpha, Sierra and their respective Subsidiaries immediately prior to the Effective Time who continues employment with Alpha or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, with: (i) during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (x) an annual base salary or hourly wage rate and a target annual cash bonus opportunity (excluding specific performance goals) that are not less than the annual base salary or hourly wage rate and target annual cash bonus opportunity (excluding specific performance goals) for which such Continuing Employee was eligible immediately prior to the Effective Time, and (y) retirement, health and welfare and other benefits (excluding equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), defined benefit arrangements, nonqualified deferred compensation, retention, severance or transaction benefits, retiree health and welfare arrangements and specific performance goals for any cash-based compensation program (together, the “Excluded Benefits”)) that are, in the aggregate, substantially comparable to those provided either (1) to such Continuing Employee immediately prior to the Closing Date, or (2) in the case of a Continuing Employee who was employed by Alpha or its Subsidiaries immediately prior to the Effective Time (an “Alpha Continuing Employee”), to similarly situated employees of Sierra or its Subsidiaries immediately prior to the Effective Time, or (3) in the case of a Continuing Employee who was employed by Sierra or its Subsidiaries immediately prior to the Effective Time (a “Sierra Continuing Employee”), to similarly situated employees of Alpha and its Subsidiaries, in each case excluding the Excluded Benefits, and (ii) upon a termination without cause that occurs during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date severance benefits that are no less favorable than those set forth on Section 6.14(a) of the Alpha Disclosure Schedule (in the case of an Alpha Continuing Employee) or Section 6.14(a) of the Sierra Disclosure Schedule (in the case of a Sierra Continuing Employee), in each case subject to the timely execution and non-revocation of a release of claims in a form reasonably satisfactory to Alpha.

(b) Subject to applicable Law, Alpha will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) to Continuing Employees for all service prior to the Effective Time with Alpha, Sierra or their respective Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Alpha, Sierra or any of their respective Subsidiaries, as applicable) for all purposes for which such service was taken into account or recognized by Sierra or Alpha or their respective Subsidiaries, as applicable, for purposes of eligibility for participation and vesting (but not accrual of benefits, other than for purposes of determining the level of vacation or severance benefits), but not to the extent crediting such service would result in duplication of benefits and not for purposes of defined benefits plans or retiree welfare plans, except to the extent required by applicable Laws.

(c) In addition, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision or other health benefits to any Continuing Employee and his or her dependents, Alpha will use its commercially reasonable efforts, and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts, to (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable Alpha Benefit Plan or Sierra Benefit Plan, as applicable, and (ii) credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents prior to the Effective Time under an Alpha Benefit Plan or a Sierra Benefit Plan, as applicable, during the calendar year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such calendar year under any Post-Closing Plan, as if such amounts had been paid in accordance with such plan.

(d) If requested in writing by Alpha no later than five (5) Business Days prior to the expected Closing Date, Sierra shall adopt written resolutions to terminate, effective as of no later than the day immediately before the Closing Date, any Sierra Benefit Plan sponsored by Sierra or its Subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Sierra 401(k) Plan”), and effective immediately prior to the Closing, (i) all participants in any Sierra 401(k) Plan shall be fully vested in their account balances and (ii) no Continuing Employee or other Person shall have any right thereafter to contribute any amounts to such Sierra 401(k) Plan based upon compensation earned after the Closing. Sierra will provide Alpha with a copy of such proposed resolutions terminating such Sierra 401(k) Plan prior to adoption thereof and shall deliver evidence to Alpha of such approval. Alpha shall establish or designate a replacement plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “Alpha 401(k) Plan”) for which Continuing Employees shall become eligible to participate immediately after the Closing Date. If the Sierra 401(k) Plan is terminated pursuant to this Section 6.14(d), Alpha shall use commercially reasonable efforts to cause such Alpha 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from a Sierra 401(k) Plan, including a rollover of any associated plan loans, as directed by the Continuing Employees.

(e) To the extent any bonus amounts under any annual cash bonus, sales commission and other short-term cash incentive plans of Alpha or Sierra or their Subsidiaries (the “Bonus Amounts”) with respect to a performance period completed on or prior to the Closing remain unpaid as of the Closing Date, Alpha will or will cause a Subsidiary (including the Surviving Corporation and its Subsidiaries) to, as applicable, calculate all such Bonus Amounts in accordance with such cash bonus, sales and other incentive plans and pay any such Bonus Amounts in the ordinary course of business to the eligible Continuing Employees without regard to whether an eligible Continuing Employee remains employed after the Closing Date. In the event that a Continuing Employee (other than a Continuing Employee set forth on Section 6.14(e) of the Alpha Disclosure Schedule) is terminated by Alpha or a Subsidiary without “cause” (as defined in the Alpha Stock Plan) on or after the Closing Date and prior to the payment of a Bonus Amount in respect of the performance period in which the Closing occurs, Alpha shall cause such Bonus Amount to be calculated and paid to such Continuing Employee in respect of such performance period; provided, however, that such Bonus Amount will be: (i) calculated at the target level of performance for the entire performance period, (ii) prorated for the portion of the performance period completed prior to such termination, and (iii) paid at the time at which Alpha or a Subsidiary would ordinarily pay such Bonus Amounts for the year in which the Closing Date occurs. With respect to any such Bonus Amounts payable in accordance with this Section 6.14(e) that constitute nonqualified deferred compensation subject to Section 409A of the Code, such payment will be made at the earliest time permitted under the terms of such annual cash bonus, sales commission or other short-term cash incentive plan that will not trigger a Tax or penalty under Section 409A of the Code. For purposes of this Section 6.14(e), any employee of Alpha or Sierra or their Subsidiaries whose employment is terminated on the Closing Date will be considered a “Continuing Employee.”

(f) Prior to the Effective Time, each of Sierra and Alpha shall provide to the other party copies of any written, broad-based communications with employees of Alpha, Sierra or their respective Subsidiaries, and any written communications with any Union, or by Sierra with any employee of Alpha or its Subsidiaries, or by Alpha with any employee of Sierra or its Subsidiaries regarding the impact of the Merger on any employee’s employment, compensation or benefits for such other party’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that no such prior approval shall be required in the event (i) the other party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed as long as no such communication creates a legally binding right to any compensation or benefits.

(g) No later than ten (10) Business Days prior to the anticipated Closing Date, each of Sierra and Alpha shall provide to the other party an updated version of the employee headcount described in Section 4.12(f) or Section 5.12(f), as applicable, and containing the information required by such Section.

(h) Prior to the Effective Time, each of Sierra and Alpha shall promptly (and in any event within five (5) Business Days) notify the other party in writing upon becoming aware of any material breach or threatened material breach of any noncompetition, nonsolicitation or nondisclosure obligation owed to such party or any of its Subsidiaries by any current or former employee or independent contractor with annual base compensation in excess of $200,000, and shall consult with the other party in good faith regarding any enforcement action with respect thereto.

(i) Each of Sierra and Alpha acknowledge and agree that the consummation of the Transactions will constitute a “change in control” of Alpha for purposes of the Alpha Benefit Plans, and shall be deemed to be a “change in control” of Sierra for purposes of the Sierra Benefit Plans (except as provided on Section 6.14(i) of the Sierra Disclosure Schedule), including, without limitation, for purposes of: (A) the Alpha Stock Plan, the Sierra Stock Plan and any awards granted thereunder; and (B) determining any Alpha Continuing Employee’s or Sierra Continuing Employee’s entitlement to severance under any severance plan or program maintained by Alpha or Sierra immediately prior to the Effective Time.

(j) Without limiting the generality of Section 9.8, this Section 6.14 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 6.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.14. Nothing in this Agreement, express or implied, is or shall be construed to (i) establish, amend or modify any Alpha Benefit Plan or Sierra Benefit Plan or other employee or director compensation or benefit plan or (ii) prevent Alpha or its Subsidiaries from amending, modifying, suspending, revoking or terminating any Alpha Benefit Plan or Sierra Benefit Plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 6.14 shall not create any right in any employee of Sierra or its Subsidiaries or any other Person to any continued employment with Sierra, Alpha, the Surviving Corporation or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

6.15 Cooperation as to Integration. Each of Alpha and Sierra will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of Alpha and Sierra.

6.16 Financing Matters. Between the date hereof and the Closing Date, each of Sierra and Alpha shall, and shall cause their respective Subsidiaries to, cooperate to mutually develop and determine an optimal global financing structure for Alpha and its Subsidiaries from and after the Closing (assuming consummation of the Merger), and to use reasonable best efforts to implement such arrangements that are mutually agreed between Alpha and Sierra, in anticipation of and conditioned upon the consummation of the Merger and taking into account the expected post-Closing operations and the characteristics and terms of the existing indebtedness, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, waivers, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes, including any amendments, consents, waivers and other modifications with respect to any credit agreement or senior notes of Sierra, Alpha or any of their respective Subsidiaries that are necessary to permit the payoff of any other credit agreement or senior notes of Sierra, Alpha or any of their respective Subsidiaries; provided, that no such arrangement shall be required to become effective prior to the Effective Time.

6.17 Stock Exchange Delisting and Deregistration. Alpha and Sierra will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Sierra Common Stock from the Nasdaq and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

6.18 Earn-Out Payments. Pursuant to Section 1.07(b) of the AWM Purchase Agreement, Alpha hereby confirms and agrees that all of the obligations of Buyer and Parent (each as defined therein) under the AWM Purchase Agreement with respect to the Deferred Consideration Payments and the Performance Earn-Out Payments (each as defined therein), including all obligations under Sections 1.04, 1.05, 1.06 and 1.07, remain in full force and effect from and after the Effective Time. From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with its terms, Alpha shall not, and shall cause its Subsidiaries not to, make any election or determination, agreement, arrangement or understanding as to whether to pay or settle, or actually pay or settle, (i) any Deferred Consideration Installment (as defined in the APA Purchase Agreement) or portion thereof pursuant to Section 2.6 of the APA Purchase Agreement or (ii) any Deferred Consideration Payment or Performance Earn-Out Payment (each as defined in the AWM Purchase Agreement) or portion thereof pursuant to Sections 1.05 and 1.06 of the AWM Purchase Agreement, respectively, in cash, in shares of Alpha Common Stock or in a combination thereof, in each case of clauses (i) and (ii), without first obtaining the prior written consent of Sierra (which consent shall not be unreasonably withheld, conditioned or delayed) with respect to (x) the form of such payment or settlement or (y) the acceleration or other modification of the terms of such payment or settlement to the extent not otherwise expressly required by the terms of the APA Purchase Agreement or AWM Purchase Agreement, as applicable.

6.19 Capped Calls. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Alpha shall (a) promptly (and in any event within two (2) Business Days) notify Sierra in writing upon receipt of any notice, communication or other indication from any counterparty to an Alpha Capped Call (or any calculation agent or determining party thereunder) of any adjustment or proposed adjustment to the terms of any Alpha Capped Call (including any adjustment to the Cap Price, Strike Price or number of Options thereunder, or any cancellation or termination payment, in each case as defined in the Alpha Capped Calls), whether in connection with any Announcement Event, Merger Event (each as defined in the Alpha Capped Calls), the Merger or otherwise, and provide Sierra with copies of all such written notices and communications, (b) consult with Sierra in good faith with respect to any such adjustment or proposed adjustment and consider in good faith any comments of Sierra, and (c) not agree to, accept or acquiesce in any such adjustment or proposed adjustment, or any related determination, without Sierra’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that a counterparty may, without the consent of Alpha or Sierra, (x) determine that such adjustments are necessary under the relevant Alpha Capped Call and (y) execute such adjustments in accordance with the terms thereof).

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Alpha, Sierra and Alpha Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. The Sierra Stockholder Approval and the Alpha Stockholder Approval shall have been obtained.

(b) Nasdaq Listing. The shares of Alpha Common Stock issuable to the stockholders of Sierra pursuant to this Agreement shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction that enjoins, prohibits, restrains or makes illegal the consummation of the Transactions and shall continue in effect.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings seeking a stop order.

(e) HSR Act. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated.

7.2 Conditions to Obligations of Alpha and Alpha Merger Sub Under This Agreement. The obligations of Alpha and Alpha Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Sierra set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Sierra Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Sierra Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.21 (Broker’s Fees) and Section 4.22 (Opinion of Financial Advisor) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Sierra Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 4.2(a) (Sierra Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies and (iii) the representation and warranty set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) Sierra shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect.

(d) Sierra shall have delivered to Alpha a certificate, dated as of the Closing Date and signed by an executive officer of Sierra, certifying to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

7.3 Conditions to Obligations of Sierra Under This Agreement. The obligation of Sierra to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Alpha set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Alpha Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Alpha Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 5.1(a) (Corporate Organization), Section 5.3 (Authority; Execution and Delivery; Enforceability), Section 5.21 (Broker’s Fees), Section 5.22 (Opinion of Financial Advisor) and

Section 5.26 (Alpha Merger Sub) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Alpha Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 5.2(a) (Alpha Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, and (iii) the representation and warranty set forth in clause (b) of Section 5.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) Alpha and Alpha Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(d) Alpha shall have delivered to Sierra a certificate, dated as of the Closing Date and signed by an executive officer of Alpha, certifying to the effect that the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Alpha Stockholder Approval or Sierra Stockholder Approval have been obtained, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual written consent of Alpha and Sierra;

(b) by either Alpha or Sierra:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains, enjoins or makes illegal the consummation of the Transactions; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of this Agreement is the primary cause of, or resulted in, the promulgation, entry, enforcement, enactment or issuance of such Law or Order;

(ii) if the Transactions shall not have been consummated by May 4, 2027 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions to Closing set forth in Article 7, other than any of the conditions set forth in Section 7.1(b), Section 7.1(c) (solely with respect to Laws or Orders related to the HSR Act or other antitrust, competition, merger control or foreign investment Laws) or Section 7.1(e), have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or have been waived by Alpha and Alpha Merger Sub or Sierra, as applicable, then the Initial Outside Date shall automatically be extended to November 4, 2027 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Alpha and Sierra mutually agree to an earlier Extended Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of this Agreement has primarily caused or resulted in the failure of the Closing to have occurred by the Outside Date;

(iii) if the Sierra Stockholder Approval shall not have been obtained upon a vote taken thereon at the Sierra Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to Sierra if Sierra’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Sierra Stockholder Approval; or

(iv) if the Alpha Stockholder Approval shall not have been obtained upon a vote taken thereon at the Alpha Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall not be available to Alpha if Alpha’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Alpha Stockholder Approval.

(c) by Sierra:

(i) if Alpha shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Alpha prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Alpha by Sierra of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b); provided, however, that this termination right shall not be available if Sierra is in breach or has failed to perform any of its representations, warranties or covenants contained in this Agreement such that a condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii) at any time prior to the receipt of the Alpha Stockholder Approval, if (A) the Alpha Board shall have effected an Alpha Adverse Recommendation Change or (B) Alpha shall have committed a Willful and Material Breach of any of its obligations under Section 6.4 that is incapable of being cured by Alpha prior to the Outside Date or otherwise is not cured by the earlier of (x) five (5) Business Days following written notice to Alpha by Sierra of such breach or (y) the Business Day prior to the Outside Date.

(d) by Alpha:

(i) if Sierra shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Sierra prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Sierra by Alpha of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b); provided, however, that this termination right shall not be available if Alpha is in breach or has failed to perform any of its representations, warranties or covenants contained in this Agreement such that a condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii) at any time prior to the receipt of the Sierra Stockholder Approval, if (A) the Sierra Board shall have effected a Sierra Adverse Recommendation Change or (B) Sierra shall have committed a Willful and Material Breach of any of its obligations under Section 6.4 that is incapable of being cured by Sierra prior to the Outside Date or otherwise is not cured by the earlier of (x) five (5) Business Days following written notice to Sierra by Alpha of such breach or (y) the Business Day prior to the Outside Date.

8.2 Notice of Termination; Effect of Termination. A terminating party shall provide written notice of termination to the other party or parties, specifying the provision hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the valid termination of this Agreement pursuant to Section 8.1 and the preceding sentence, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Alpha, Sierra or Alpha Merger Sub or their respective Subsidiaries, officers, directors or Representatives, except with respect to this Section 8.2, Section 8.3 and Article 9, which provisions shall survive such termination; provided, that nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach by Sierra, on the one hand, or Alpha or Alpha Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement. For the avoidance of doubt, (a) only Alpha or Sierra, as applicable (and not their respective stockholders) may bring an action pursuing liability for such damages and (b) Alpha or Sierra, as applicable, may retain, without distribution to its stockholders, any such damages received. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

8.3 Expenses; Termination Fees.

(a) Except as otherwise provided in this Section 8.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 6.3, (ii) all SEC filing fees relating to the Transactions and (iii) the filing fees payable to Governmental Entities pursuant to the HSR Act and other antitrust, competition, merger control and foreign investment Laws with respect to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Alpha and Sierra), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses and all such fees and expenses shall be paid by the applicable responsible party concurrently with the Closing.

(b) If this Agreement is terminated by Alpha pursuant to Section 8.1(d)(ii) (or pursuant to any other provision of Section 8.1 at a time when Alpha would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(ii)), then Sierra shall pay to Alpha $40,300,000 (the “Sierra Termination Fee”) no later than two (2) Business Days following such termination.

(c) (i) If this Agreement is terminated (A) pursuant to Section 8.1(b)(iii), (B) pursuant to Section 8.1(d)(i) or (C) pursuant to Section 8.1(b)(ii) without the Sierra Stockholders Meeting having occurred, and (ii) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Sierra Board (and not withdrawn) after the date of this Agreement and prior to the date of the Sierra Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (iii) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Sierra enters into a definitive agreement in respect of a Competing Proposal, then Sierra shall pay to Alpha the Sierra Termination Fee no later than two (2) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 8.3(c), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 6.4(g)(i), except that all references to 20% shall be changed to 50%.

(d) If this Agreement is terminated by Sierra pursuant to Section 8.1(c)(ii) (or pursuant to any other provision of Section 8.1 at a time when Sierra would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(ii)), then Alpha shall pay to Sierra $22,200,000 (the “Alpha Termination Fee”) no later than two (2) Business Days following such termination.

(e) (i) If this Agreement is terminated (A) pursuant to Section 8.1(b)(iv), (B) pursuant to Section 8.1(c)(i) or (C) pursuant to Section 8.1(b)(ii) without the Alpha Stockholders Meeting having occurred, and (ii) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Alpha Board (and not withdrawn) after the date of this Agreement and prior to the date of the Alpha Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (iii) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Alpha enters into a definitive agreement in respect of a Competing Proposal, then Alpha shall pay to Sierra the Alpha Termination Fee no later than two (2) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 8.3(e), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 6.4(g)(i), except that all references to 20% shall be changed to 50%.

(f) Any Sierra Termination Fee or Alpha Termination Fee due under this Section 8.3 shall be paid by wire transfer of immediately available funds.

(g) The parties each agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 8.3 and, in order to obtain such payment, Sierra or Alpha, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. For the avoidance of doubt, in no event shall Sierra be required to pay the Sierra Termination Fee, nor shall Alpha be required to pay the Alpha Termination Fee, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event that the Alpha Termination Fee or Sierra Termination Fee is payable and actually paid to Alpha or Sierra in accordance with this Section 8.3, payment of such Alpha Termination Fee or Sierra Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its respective affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful and Material Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Alpha Termination Fee or Sierra Termination Fee, expanding the circumstances in which the Alpha Termination Fee or Sierra Termination Fee are to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Alpha Termination Fee or Sierra Termination Fee are payable pursuant to this Section 8.3, it is agreed that each of such amount is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of the Alpha Termination Fee or Sierra Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or fraud.

8.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Alpha Stockholder Approval or Sierra Stockholder Approval has been obtained; provided, that after the Alpha Stockholder Approval or Sierra Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Alpha or stockholders of Sierra, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties at the time of the amendment.

8.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Alpha Stockholder Approval or Sierra Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Alpha or stockholders of Sierra, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 9

GENERAL PROVISIONS

9.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time (including, for the avoidance of doubt, the covenants and agreements set forth in Article 3, Section 6.9, Section 6.10, Section 6.13, Section 6.14 and this Article 9), which shall survive to the extent expressly provided for therein.

9.2 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in person, (b) on the next Business Day if transmitted by national overnight courier with proof of delivery or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Sierra, addressed to it at:

Shoals Technologies Group, Inc.

1400 Shoals Way

Portland, TN 37148, United States

Attention:  Bobbie King

Email:     [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Bradley C. Faris; Kevin M. Richardson

Email: [***]

If to Alpha or Alpha Merger Sub, addressed to it at:

Array Technologies, Inc.

3901 Midway Place NE

Albuquerque, NM 87109, United States

Attention:  Gina Gunning; Aaron Gabelnick

Email:     [***]

with a copy (which shall not constitute notice) to:

Jones Day

901 Lakeside Ave.

Cleveland, OH 44114

Attention: Benjamin L. Stulberg

Email: [***]

and

Jones Day

250 Vesey Street

New York, New York 10281

Attention: Ann M. Bomberger

Email: [***]

9.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Alpha or Sierra, on the one hand, and a counterparty, on the other hand, that contains confidentiality provisions that are no less favorable in the aggregate to such counterparty than those contained in the Confidentiality Agreement with respect to Alpha or Sierra, as applicable; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement; provided, further, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit making or amending a Competing Proposal to Alpha or Sierra, as applicable.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Alpha 2028 Convertible Notes” means Alpha’s 1.000% Convertible Senior Notes due 2028.

“Alpha 2028 Indenture” means that certain Indenture, dated December 3, 2021, by and among Alpha and U.S. Bank National Association, as trustee.

“Alpha 2031 Convertible Notes” means Alpha’s 2.875% Convertible Senior Notes due 2031.

“Alpha 2031 Indenture” means that certain Indenture, dated June 27, 2025, by and among Alpha and U.S. Bank National Association, as trustee.

“Alpha Capped Calls” means the capped call transactions entered into by Alpha in connection with the issuance of the Alpha 2028 Convertible Notes and the Alpha 2031 Convertible Notes, each as evidenced by the confirmations set forth in Section 5.2(a) of the Alpha Disclosure Schedule.

“Alpha Convertible Notes” means the Alpha 2028 Convertible Notes and the Alpha 2031 Convertible Notes.

“Alpha Data” means all customer, employee, vendor or business partner data used, processed and/or hosted by or on behalf of Alpha, whether provided by Alpha or any other Person.

“Alpha Disclosure Schedule” means the disclosure schedule delivered by Alpha to Sierra prior to the execution of this Agreement.

“Alpha Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Alpha and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to an Alpha Material Adverse Effect, and shall not otherwise be taken into account in determining whether an Alpha Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts Alpha and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Alpha or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus (or similar event) or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of Alpha under this Agreement (or expressly permitted in Section 6.2 of the Alpha Disclosure Schedule) or taken at the written request of Sierra or any of its affiliates, (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Sierra or any of its affiliates, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Alpha Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Alpha or its Subsidiaries (provided that the underlying cause of such change or downgrade may be taken into account in determining whether an Alpha Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by Alpha or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations, provided that the underlying cause of such failure may be taken into account in determining whether an Alpha Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Alpha Material Intellectual Property” means all Intellectual Property owned by Alpha and its Subsidiaries that is material to their businesses.

“Alpha Stock Plan” means the Alpha Amended & Restated 2020 Long-Term Incentive Plan, as amended or amended and restated from time to time.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Sierra, Alpha or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“APA Purchase Agreement” means the equity purchase agreement, dated as of June 17, 2025, as amended, by and among Alpha, STINorland USA, Inc., a California corporation, APA Solar, LLC, an Ohio limited liability company, SunHoldings, LLC, an Ohio limited liability company, and the guarantors party thereto.

“associate” has the meaning set forth in Section 203 of the DGCL.

“AWM Purchase Agreement” means the equity purchase agreement, dated as of July 16, 2026, as amended, by and among Alpha, STINorland USA, Inc., a California corporation, Affordable Wire Management, LLC, a Delaware limited liability company, DS Equity Holdings LLC, a Delaware limited liability company, Scott R. Rand and Daniel R. Smith.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Contract” means any agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“Disclosure Schedules” means the Alpha Disclosure Schedule and the Sierra Disclosure Schedule.

“Environmental Claim” means any Proceeding, notice of investigation, order, demand, allegation, accusation or written notice by any Person or entity concerning any actual or alleged liability (including actual or alleged liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the Release into the environment, of, or exposure to, any Hazardous Materials at any location.

“Environmental Laws” means any and all Laws relating to the generation, use, handling, treatment, storage, disposal, transportation or Release of Hazardous Materials, or pollution, or protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), natural resources or health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any Permit required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any trade or business or Person (whether or not incorporated) that, together with such Person, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Foreign Securities Authority” means any securities commission, securities regulatory authority, stock exchange or similar Governmental Entity, in each case, of any jurisdiction other than the United States, having jurisdiction over Sierra, Alpha or any of their respective Subsidiaries, as applicable.

“Foreign Securities Laws” means all applicable securities Laws of any jurisdiction other than the United States, together with the rules, regulations, instruments, policies and orders of any Foreign Securities Authority, including the rules of any stock exchange outside the United States on which securities of Sierra, Alpha or any of their respective Subsidiaries are listed.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Contract” means any Contract (including any prime contract, subcontract at any tier, basic ordering agreement, blanket purchase agreement, letter contract, purchase order, delivery order, task order, grant, cooperative agreement, other transaction agreement, bid, proposal, change order or other arrangement of any kind, including any modification thereto) between Sierra, Alpha or any of their respective Subsidiaries, on the one hand, and (i) any Governmental Entity, (ii) any prime contractor of a Governmental Entity in its capacity as such, or (iii) any subcontractor at any tier with respect to any Contract described in clause (i) or (ii), on the other hand.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity, including any officer or employee of any entity owned (in whole or in part) or controlled by a Governmental Entity (such as any state-owned or state-controlled enterprise, utility or sovereign wealth fund); (ii) any political party or party official or candidate for political office; or (iii) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any public international organization or any department or agency thereof.

“Governmental Entity” means any supranational, transnational, national, federal, tribal, state, provincial, county, municipal, local, or foreign government, or subdivision thereof (including any governmental agency, branch, department, commission, division, official, executive or entity, and any legislature, court or tribunal), any entity exercising or entitled to executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction (whether public or private).

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any substance, chemical, material or waste designated, listed, defined or classified as a pollutant or contaminant, or as toxic, infectious, carcinogenic, reactive, corrosive, ignitable or hazardous, or words of similar meaning and regulatory effect, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws due to its harmful or deleterious properties or characteristics, including asbestos and asbestos-containing materials, urea formaldehyde, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, and all applications and registrations in connection therewith, (c) domain names and all registrations in connection therewith, (d) copyrights, designs and other intellectual property rights in works of authorship and all registrations and applications in connection therewith, (e) intellectual property rights in software and (f) trade secrets and other intellectual property rights in confidential or proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment, infrastructure and assets.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Sierra Stockholders Meeting and the Alpha Stockholders Meeting.

“Knowledge” means the actual knowledge of the officers of Sierra set forth in Section 9.3(a) of the Sierra Disclosure Schedule or of the officers of Alpha set forth in Section 9.3(a) of the Alpha Disclosure Schedule, as the case may be.

“Law” means any supranational, transnational, national, federal, state, provincial, county, municipal, local, tribal or foreign law, common law, statute, code, ordinance, rule, regulation, treaty, constitution, requirement or binding directive of any applicable Governmental Entity, or any Order.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature (other than non-exclusive licenses of Intellectual Property), whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Nasdaq” means the Nasdaq Global Market.

“Open Source Software” means any software that is distributed, licensed or otherwise made available as open source software, public source software or freeware, or pursuant to any license identified as an “open source license” by the Open Source Initiative (http://www.opensource.org/licenses), or other license that substantially conforms to the Open Source Definition (http://www.opensource.org/osd).

“Order” means any order, writ, injunction, decree, consent decree, decision, judgment, award, settlement or stipulation issued, promulgated, made or rendered, of, by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet delinquent, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established, (iii) Liens and other imperfections of title, matters of record and matters that would be revealed by a current, accurate survey, in each case of this clause (iii) solely to the extent the same (x) do not secure or evidence monetary indebtedness, and (y) do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate or impair the operation of the business of Sierra or Alpha, as the case may be, as currently conducted, (iv) restrictions on transfers under applicable securities Laws, (v) zoning, building codes and other land use Laws regulating the use or occupancy of the applicable real property or the activities conducted thereon, which are imposed by any governmental authority having jurisdiction over such real property, which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business thereon, (vi) with respect to real property, statutory or contractual landlord’s, lessors’ or similar liens, and (vii) those Liens set forth on Section 9.3(b) of the Sierra Disclosure Schedule with respect to Sierra and Section 9.3(b) of the Alpha Disclosure Schedule with respect to Alpha.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that relates to an identified or identifiable individual or that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, demand, assessment, litigation, injunction, suit, action, proceeding, arbitration, hearing, inquiry, administrative proceeding, investigation or audit (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air or the atmosphere.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sierra Data” means all customer, employee, vendor or business partner data used, processed and/or hosted by or on behalf of Sierra, whether provided by Sierra or any other Person.

“Sierra Disclosure Schedule” means the disclosure schedule delivered by Sierra to Alpha and Alpha Merger Sub prior to the execution of this Agreement.

“Sierra Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Sierra and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Sierra Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Sierra Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts Sierra and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Sierra or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus (or similar event) or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of Sierra under this Agreement (or expressly permitted in Section 6.1 of the Sierra Disclosure Schedule) or taken at the written request of Alpha or any of its affiliates, (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Alpha or any of its affiliates, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Sierra Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Sierra or its Subsidiaries (provided that the underlying cause of such change or downgrade may be taken into account in determining whether a Sierra Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by Sierra or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations, provided that the underlying cause of such failure may be taken into account in determining whether a Sierra Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Sierra Material Intellectual Property” means all Intellectual Property owned by Sierra and its Subsidiaries that is material to their businesses.

“Sierra Stock Plan” means the Sierra 2021 Long-Term Incentive Plan, as amended or amended and restated from time to time.

“Sierra Tax Counsel” shall mean Latham & Watkins LLP or such other nationally recognized Tax counsel reasonably acceptable to Sierra.

“Sierra Tax Opinion” shall mean a written opinion from Sierra Tax Counsel delivered to Sierra in connection with the consummation of the Merger pursuant to Section 6.13(b) if such opinion is required to be filed in connection with the Form S-4 or the Joint Proxy Statement (and dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 or the Joint Proxy Statement), based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Sierra Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Alpha, Alpha Merger Sub and Sierra pursuant to Section 6.13(b).

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tariff Event” means changes in interest, currency or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or worsening of the foregoing.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated filing, declaration, forms, statements or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, occupation, severance, disability, property, real property, personal property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, goods and services, environmental and license, registration documentation fees, alternative or add-on minimum or estimated taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection or the imposition of any Tax or otherwise having jurisdiction in matters relating to Taxes.

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

9.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

9.6 Entire Agreement. This Agreement (together with the Exhibits, the Alpha Disclosure Schedule, the Sierra Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.8 No Third Party Beneficiaries . This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) the provisions of Section 6.9 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to in Section 6.9 and by their respective heirs and Representatives), but only from and after the Effective Time, and (b) the rights of Alpha, on behalf of Alpha’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), and the rights of Sierra, on behalf of Sierra’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in

Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such stockholders) in accordance with Section 8.2 in the event of Willful and Material Breach (it being agreed that in no event shall any Alpha or Sierra stockholder be entitled to enforce any of their rights, or any of the party’s obligations, under this Agreement directly in the event of any such breach, but rather that (i) Alpha shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Alpha’s stockholders, and (ii) Sierra shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Sierra’s stockholders, and Alpha or Sierra, as applicable, may retain any amounts obtained in connection therewith).

9.9 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Alpha” or “made available to Sierra”, as applicable, and words of similar import refer to documents (a) posted to the data room maintained by Alpha or Sierra or their respective Representatives, as applicable, in connection with the Transactions at least one (1) Business Day prior to the date of this Agreement, (b) delivered electronically to Alpha and Alpha Merger Sub or Sierra or any of their respective Representatives, as applicable, at least one (1) Business Day prior to the date of this Agreement or (c) that are included in the Sierra SEC Documents or Alpha SEC Documents, as applicable. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive and the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. In this Agreement, when determining whether an item is “material” to Alpha or Sierra, the term “material” shall be interpreted to mean, as applicable, “material to the business of Alpha and its Subsidiaries, taken as a whole” or “material to the business of Sierra and its Subsidiaries, taken as a whole.” In this Agreement, except as the context may otherwise require, references to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated, amended and restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement). In this Agreement, except as the context may otherwise require, references to “days” mean calendar days. When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day, or if any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless context otherwise requires, all references in this Agreement to a specific time shall refer to New York, New York time.

9.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, any other state court of the State of Delaware or the United States District Court for the District of Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware state court or, to the extent permitted by Law, in such district court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware state or district court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware state or district court. Each of the parties agrees that a final judgment in any such Proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(c).

9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission, .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.12 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the Transactions), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. Sierra’s or Alpha’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

9.13 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of the parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant or that such item has had or would reasonably be expected to have a Sierra Material Adverse Effect or Alpha Material Adverse Effect, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement, (f)

the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement, and (g) in disclosing such information, the disclosing party does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work product doctrine with respect to any of the matters disclosed or discussed therein. For the avoidance of doubt, neither the Disclosure Schedules nor any other document or instrument referenced therein (other than this Agreement) shall be deemed part of this Agreement for the purposes of Section 268 of the DGCL but do constitute “facts ascertainable” as that term is used in Section 251(b) of the DGCL and operate upon the terms of this Agreement as provided herein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ARRAY TECHNOLOGIES, INC.

By:	/s/ Kevin G. Hostetler
Name:	Kevin G. Hostetler
Title:	Chief Executive Officer

PENSACOLA MERGER SUB, INC.

By:	/s/ Neil Manning
Name:	Neil Manning
Title:	President and Treasurer

SHOALS TECHNOLOGIES GROUP, INC.

By:	/s/ Brandon Moss
Name:	Brandon Moss
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 99.1

ARRAY Technologies and Shoals Technologies Group Announce Transformative Merger,

Creating an Integrated Energy Infrastructure Platform

•

Combines market-leading product portfolios and proven engineering capabilities to deliver a differentiated offering that simplifies project execution, reduces installation cost and enhances long-term system performance

•	Reinforces both companies’ competitive positions in solar and creates the scale to pursue new growth opportunities in battery storage, data center infrastructure and other high-growth adjacencies

•

Transaction represents a significant value creation opportunity, with preliminary, indicative pro forma full year 2027 revenue estimated to be in the range of $2.2 billion to $2.4 billion and Adjusted EBITDA to be in the range of $410 million to $480 million for the combined company, including year-one synergies

•	Identified commercial and cost savings opportunities expected to generate more than $100 million of incremental Adjusted EBITDA synergies annually within three years following closing

•	Brandon Moss, Shoals’ Chief Executive Officer, to lead the combined company; Kevin Hostetler, ARRAY’s Chief Executive Officer, to serve as Special Advisor

•

Under the terms of the merger agreement, Shoals shareholders are expected to own approximately 65% of the combined company’s basic shares outstanding at closing (64.5% fully diluted), while ARRAY will serve as the legal acquirer

•

In connection with the transaction, ARRAY will commit to redeem $317.5 million of its Series A Perpetual Preferred Stock (the “Preferred Stock”), with $161.3 million to be redeemed within 90 days after the closing date of the merger and the remaining $156.3 million to be redeemed in three installments of not less than $52 million each in 2028, 2029 and 2030 (the “Mandatory Redemptions”)

•	Companies to host joint conference call today, November 4, at 8:00 a.m. Eastern Time to discuss the transaction

ALBUQUERQUE, N.M. and PORTLAND, Tenn.— November 4, 2026 — ARRAY Technologies (Nasdaq: ARRY) (“ARRAY”), a leading provider of structural balance-of-system (“SBOS”) solutions for utility-scale solar, and Shoals Technologies Group, Inc. (Nasdaq: SHLS) (“Shoals”), a leading provider of electrical balance-of-system (“EBOS”) solutions for utility-scale solar and battery energy storage, today announced that they have entered into a definitive agreement to combine in a stock-for-stock merger (the “Merger Agreement”). The transaction creates an integrated energy infrastructure platform that brings together complementary, market-leading solutions across foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

Under the terms of the Merger Agreement, ARRAY will be the legal acquirer in the transaction and will serve as the corporate parent of the combined company. Shoals’ shareholders will receive a fixed exchange ratio of 1.6931 ARRAY shares for each Shoals share they own. Immediately following the closing of the transaction, Shoals shareholders are expected to own approximately 65% of the combined company’s basic shares outstanding (64.5% on a fully diluted basis), with ARRAY shareholders expected to own the remaining approximately 35% of the combined company’s basic shares outstanding (35.5% on a fully diluted basis). Other than the Mandatory Redemptions, the transaction is not expected to require ARRAY to refinance or redeem any of its outstanding debt or preferred securities.

The combined company will serve solar and battery storage customers through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions, while delivering increasing levels of integration over time designed to reduce installation costs, streamline project execution and lower long-term maintenance requirements.

“Today marks an important milestone for Shoals, ARRAY and the customers we serve. By bringing together two highly complementary businesses with experienced teams, we are creating an integrated platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth. We believe the combined company will be positioned to better service customers, deliver more innovative and integrated solutions, realize meaningful synergies and pursue expansion opportunities across the solar value chain, data center markets and beyond,” said Brandon Moss, Chief Executive Officer of Shoals.

“This transaction represents a compelling opportunity to create meaningful value for customers of both ARRAY and Shoals by bringing together our complementary strengths. Although structural and electrical systems must operate seamlessly together in the field, they have historically been designed and sourced through separate channels. This combination changes that. Together, we expect to deliver a differentiated, technically integrated and interoperable platform that simplifies project execution, enhances project economics and accelerates innovation for customers,” said Kevin Hostetler, Chief Executive Officer of ARRAY.

Strategic and Financial Rationale

The combination of ARRAY and Shoals is expected to build a stronger, more diversified platform with greater scale, an enhanced global footprint, broader customer reach and significant financial and operational benefits to create enhanced shareholder value. The combined company is expected to:

•

Serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across combined offerings. The combined company intends to offer customers enhanced flexibility and packaging choice across foundations, trackers, electrical infrastructure and wire management solutions, including the solar industry’s best performing ground screw, single-axis tracker, DC wiring solution and cable management hanger.

2

•

Enhance customer value by streamlining project execution, reducing installation costs, and lowering long-term maintenance requirements through increased product integration. SBOS and EBOS solutions are highly symbiotic across solar and battery storage projects. By bringing these complementary product categories together, the combined company expects to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers’ total cost of ownership.

•

Build a stronger innovation engine. Together, ARRAY and Shoals bring decades of technical expertise and operating experience across engineering, product innovation, project design and customer delivery spanning more than 250 GW of projects. This deeper technical foundation is expected to accelerate product development, enhance interoperability and support the creation of innovative, integrated solutions across solar, energy storage and adjacent power infrastructure markets.

•

Capture significant cost savings. The combined company expects to realize significant savings in overhead and other expenses. Year-one cost synergies are expected to deliver approximately $20 million of incremental, run-rate Adjusted EBITDA.

•

Capitalize on cross-selling opportunities to drive incremental revenue growth. Only approximately 20% of projects served by ARRAY and Shoals in 2025 and 2026[1] utilized products from both companies, underscoring a significant cross-selling opportunity. The combined company intends to capture this opportunity by leveraging each company’s customer relationships, complementary product offerings and geographic strengths to accelerate broader adoption across the expanded customer base. Year-one cross-selling synergies are expected to generate approximately $15 million of incremental run-rate Adjusted EBITDA.

•

Strengthen its cash generation profile. The combined company expects to benefit from Shoals’ approximately $1.6 billion of tax amortization and $237 million of Net Operating Losses[2], which are anticipated to reduce taxable income and limit the cash tax obligations of the combined company for the next several years. In addition, the Mandatory Redemptions of Preferred Stock are expected to reduce cash distributions by nearly $100 million over the next five years.[3]

[1]	Based on project-level matching of Shoals and ARRAY projects from January 2025 to September 2026 and assuming ARRAY owned APA and AWM over that period. Figures are approximate.
[2]	Amounts are approximate as of September 30, 2026.
[3]

Assumes minimum redemptions are made on the latest permitted repayment date under the agreement with the Preferred Stock investors. Management may elect to make larger or earlier redemptions, which would result in additional savings.

3

•

Draw upon its larger scale and improved financial flexibility to enhance shareholder value. The combined company is expected to benefit from greater scale, a more diversified revenue base and a stronger balance sheet. These attributes are expected to enhance financial flexibility, enabling the company to invest in organic and inorganic growth opportunities and pursue disciplined expansion into new product categories over time. Pro forma for the transaction, the combined company expects net debt to Adjusted EBITDA to be 2.6x as of year-end 2026 and estimated to be less than 2x by year-end 2027.

Leadership, Governance and Name

Upon completion of the transaction, Brandon Moss, Shoals’ current Chief Executive Officer, will serve as Chief Executive Officer of the combined company. Kevin Hostetler, ARRAY’s current Chief Executive Officer, will serve as Special Advisor. Brad Forth, current Chairman of the Board of Directors of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company. The combined company’s Board of Directors is expected to consist of ten directors, comprising four independent directors from each of the current Shoals and ARRAY Boards of Directors, as well as Brad Forth and Brandon Moss.

“Having had the privilege of serving as Chairman of both ARRAY and Shoals, I have seen firsthand the complementary products, talented teams and shared commitment to customers offered by both companies,” said Brad Forth, Chairman of the Board of Directors of ARRAY and Shoals. “Together, ARRAY and Shoals are well positioned to deliver enhanced value to customers, shareholders and employees. I also want to thank Kevin for his leadership and important contributions to ARRAY, as well as his valuable insights as he transitions to a Special Advisor role. I look forward to continuing to work with Brandon, who brings proven leadership, deep industry expertise and strategic vision to lead the combined company in this next phase of growth.”

The combined company intends to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of its products, services and strategic opportunities.

4

ARRAY Preferred Stock and Balance Sheet

In connection with the merger, ARRAY has entered into a letter agreement with the holders of its Preferred Stock. The letter agreement provides for, among other things:

•

A commitment to pay to redeem (i) $161.3 million of Preferred Stock at a price equal to 93% of the liquidation preference, with such redemption to be completed within 90 days following the closing date of the merger (the “Initial Redemption”), and (ii) an additional $156.3 million of Preferred Stock at a price equal to 96% of the liquidation preference, with such redemption to be completed in up to three installments of not less than $52 million each to occur by each of the first, second and third anniversaries of the Initial Redemption;

•

An option to redeem the balance of the Preferred Stock in excess of the Mandatory Redemptions at a price equal to 96% of the liquidation preference, provided that such redemption occurs within 48 months of the closing date of the merger, with redemptions for any amounts remaining thereafter to be at the price contemplated by the original Preferred Stock Certificate of Designations, which is 100% of the liquidation preference; and

•	A reduction in the minimum amount of each redemption from $200 million to $50 million.

Following the completion of the Initial Redemption, the combined company expects the liquidation preference of the outstanding Preferred Stock to be approximately $348.7 million with 2027 dividends of approximately $25 million, assuming the Initial Redemption is completed by March 31, 2027.

ARRAY and Shoals believe these actions will simplify the combined company’s capital structure, increase free cash flow by reducing future preferred stock distributions, and support the long-term strategic objectives of the combined business.

Preliminary, Indicative Financial Outlook

Based on backlog, current business conditions and other factors, the combined company is estimated to generate, on a preliminary, indicative basis, pro forma full-year 2027 revenues in the range of $2.2 billion to $2.4 billion and Adjusted EBITDA in the range of $410 million to $480 million, including expected year-one synergies.4 The combined company does not expect to pay a material amount of cash taxes in 2027.

[4]

These preliminary, indicative ranges of estimated 2027 revenue and adjusted EBITDA figures are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or Array. These indicative ranges were developed by reference to each company’s separately prepared projections evaluated by the respective boards and management teams of Shoals and ARRAY, and are not the projections relied upon by either company’s board of directors or financial advisor in evaluating the transaction. These indicative ranges may not be indicative of future performance and should not be relied upon as such. Actual combined company results may differ materially from such indicative estimates. No independent auditor or accountant has audited, examined, or performed any procedures on these indicative ranges, which were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Except as required by law, neither Shoals nor ARRAY undertakes any obligation to update these indicative ranges, even if any underlying assumptions are no longer appropriate.

5

The combined company expects to deliver more than $100 million of annual Adjusted EBITDA synergies within three years following the closing, driven by corporate overhead efficiencies, selling expense optimization, procurement benefits, operational improvements and increased revenue.

Estimated pro forma balance sheet and other financial items for the combined company as of December 31, 2026 include:

Financial Item	Estimated at December 31, 2026
Basic shares outstanding (mm)	439.5
Diluted shares outstanding (mm)	442.1
Net debt ($mm)	$873.3
Preferred Stock Liquidation Preference ($mm)[5]	$348.7

Following completion of the merger, the combined company intends to maintain a disciplined approach to capital allocation, prioritizing investment in organic growth and innovation, reducing leverage and enhancing financial flexibility, and selectively pursuing strategic acquisitions that complement its capabilities and support long-term shareholder value creation.

The companies expect to provide additional financial details in the proxy materials to be filed with the Securities and Exchange Commission (“SEC”) in connection with the transaction by year-end.

Timing and Approvals

The transaction has been unanimously approved by members of the Boards of Directors of both ARRAY and Shoals who voted on the deal. Brad Forth did not participate in the Boards’ consideration of or vote on the transaction.

The companies expect the transaction to close in the first quarter of 2027, subject to approval by shareholders of both ARRAY and Shoals, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on Nasdaq and other customary closing conditions.

[5]	Includes the Initial Redemption of Preferred Stock, but not any subsequent redemptions.

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ARRAY and Shoals Third Quarter 2026 Results

In separate press releases today, ARRAY and Shoals independently reported results for the third quarter 2026. The press releases are available in the Investor Relations sections of the companies’ respective websites.

Conference Call and Additional Materials

A joint conference call and webcast will be held today at 8:00 a.m. ET (7:00 a.m. CT). In connection with the transaction announcement, ARRAY and Shoals have canceled their previously scheduled quarterly earnings conference calls.

Interested investors and other parties can access the live webcast through the Investor Relations section of each company’s website at www.ir.arraytechinc.com and www.investors.shoals.com, as well as at www.PoweringForwardTogether.com, a new joint website dedicated to the merger. An archived replay of the webcast will be available shortly after the event concludes.

Advisors

Jefferies LLC is serving as exclusive financial advisor, Latham & Watkins LLP is serving as legal counsel and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to Shoals.

JPMorgan Securities LLC is serving as financial advisor, Jones Day is serving as legal counsel and Edelman Smithfield is serving as strategic communications advisor to ARRAY. In addition, Lazard is serving as financial advisor to ARRAY’s Special Committee. Goldman Sachs & Co. LLC assisted ARRAY with certain financial arrangements in connection with the transaction.

About ARRAY Technologies

ARRAY Technologies (NASDAQ: ARRY) is a leading global provider of solar tracking technology and fixed-tilt systems to utility-scale and distributed generation customers who construct, develop, and operate solar photovoltaic sites. With solutions engineered to withstand harsh weather conditions, ARRAY’s high-quality solar trackers, fixed-tilt systems, software platforms, foundation solutions, and field services combine to maximize energy production and deliver value to our customers for the entire lifecycle of a project. Founded and headquartered in the United States, ARRAY is rooted in manufacturing and driven by technology – relying on its domestic manufacturing, diversified global supply chain, and customer-centric approach to design, deliver, commission, train, and support solar energy deployment around the world. For more news and information on ARRAY, please visit www.arraytechinc.com.

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About Shoals Technologies Group

Shoals Technologies Group is a leading manufacturer of advanced electrical infrastructure solutions for mission critical applications across utility scale solar, battery storage, and data center power systems. Since its founding in 1996, the Company has designed innovative technologies and systems solutions that allow its customers to substantially increase installation efficiency and safety while improving system performance and reliability at scale. Shoals Technologies Group is a recognized leader in the energy transition industry. For additional information, please visit: https://www.shoals.com.

Non-GAAP Financial Measures

This press release includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including Adjusted EBITDA, Net Debt, and Net Debt to Adjusted EBITDA. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X.

For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations in Shoals’ and ARRAY’s SEC filings. The companies are not providing a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, because certain information necessary to calculate such measures is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY,

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Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and

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Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

Investor Contacts

ARRAY Investor Relations:

Investor Relations

investors@arraytechinc.com

Shoals Investor Relations:

Matt Tractenberg, VP of Finance and Investor Relations

investors@shoals.com

Media Contacts

ARRAY Media Relations:

Steven Kirsch

505-738-6923

media@arraytechinc.com

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Shoals Media Relations:

Lindsey Williams, VP of Marketing and External Communications,

Lindsey.williams@shoals.com

Arielle Rothstein / Joe Sala, Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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Exhibit 99.2 ARRAY and Shoals Announce Transformative Merger, Creating Integrated Energy Infrastructure Platform November 4, 2026

Important Information and Disclaimers Non-GAAP Financial Measures This presentation includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin, Net Debt, Net Debt to Adjusted EBITDA and Adjusted General and Administrative Expenses. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. Shoals and ARRAY define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Adjusted Gross Profit as gross profit plus (i) amortization of developed technology and backlog and (ii) acquisition-related expenses. ARRAY defines Adjusted Gross Margin as Adjusted Gross Profit as a percentage of revenue. ARRAY defines Adjusted General and Administrative Expenses as general and administrative expense less (i) equity-based compensation, (ii) certain legal expenses, and (iii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X. For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations on slides 26 – 29 and Shoals’ and ARRAY’s SEC filings. The companies are not providing a reconciliation of projected Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, because certain information necessary to calculate such measure is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results. Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals' plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals' businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals' ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals' businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals' common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals' businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals' financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals' ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals' responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals. All such factors are difficult to predict, are beyond ARRAY’s and Shoals' control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals' annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Additional Information and Where to Find It In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals' website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals' Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148. Participants in the Solicitation ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals' annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals' 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals' directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above. 2

Today's Presenters

Brad Forth

Brandon Moss

Chief Executive Officer, Shoals Technologies Group

Kevin Hostetler

Chief Executive Officer, ARRAY Technologies

shoals | ARRAY

3

Today’s Presenters Brad Forth Brandon Moss Kevin Hostetler Chief Executive Officer, Chief Executive Officer, Chairman of the Boards of Shoals Technologies Group ARRAY Technologies Shoals Technologies Group and ARRAY Technologies 3

LW comment for the second bullet on the page: Should the legal entity be the parent entity since Shoals is merging into ARRAY merger sub (a Transaction Overview subsidiary of ARRAY) Structure and • ARRAY and Shoals are merging in an all-stock transaction Economics • ARRAY will be the surviving legal entity and ARRAY’s common stock will be the equity of the combined company • Shoals shareholders will receive 1.6931 ARRAY shares for each Shoals share that they own • Shoals shareholders will own approximately 65% of the combined company’s basic shares outstanding (64.5% fully diluted) • ARRAY shareholders will own approximately 35% of the combined company’s basic shares outstanding (35.5% fully diluted) • All of ARRAY’s existing debt and Preferred Stock will remain outstanding following the closing, except for the Preferred Stock Redemption described below • Brandon Moss will be the CEO of the combined company; Kevin Hostetler to transition to special advisor role Governance • Brad Forth will be the Chairman of the Board of the combined company • The combined company’s Board of Directors will have 10 directors, including four independent directors from each of the current Shoals and ARRAY boards, as well as Brad Forth and Brandon Moss Corporate • Combined company to announce new corporate name and ticker symbol in the coming months to reflect the expanded scope of its products, services Identity and strategic opportunities Preferred Stock • ARRAY will commit to redeem $161.3 million of its Series A Redeemable Preferred Stock (the “Preferred Stock”) within 90 days of the closing of the Redemption merger and an additional $156.3 million of Preferred Stock over the next three years—together reducing Preferred Stock by more than 60% Timing and • Transaction is subject to approval by ARRAY and Shoals shareholders, receipt of required regulatory approvals and other customary closing conditions Conditions • Expected closing in the first quarter of 2027 ARRAY is the legal acquiror, while Shoals shareholders will own 65% of the combined company. This structure maintains ARRAY’s existing debt financing, thereby reducing execution risk as well as transaction fees and expenses. 4

Expected Key Strategic and Financial Benefits of the Combination WHAT THE MERGER ENABLES HOW WE EXPECT IT TO CREATE VALUE Greater product differentiation and Integrated SBOS/EBOS wins share by simplifying sourcing and vendor management, streamlining project customer value execution, lowering installation costs, and integrating warranty support FASTER Cross-selling across customer (1) Accelerates revenue growth by cross-selling to the ~80% of projects that did not use both companies’ products REVENUE relationships GROWTH Earns wallet share by enabling innovative products that give customers a compelling reason to purchase the full More opportunities for product innovation product suite from us while still offering standalone options Larger addressable market with minimal Expands the available profit pool by driving more revenue from the same customers and sales resources incremental CAC Significant reductions in Elimination of duplicate public company costs and other corporate overhead expected to save $20 million annually GREATER corporate overhead PROFITABILITY AND FREE Shoals’ ~$1.6 billion tax amortization asset and $237 million of NOLs will significantly reduce the combined Greater utilization of tax assets CASH FLOW (2) company’s cash tax obligations Redemption of a portion of ARRAY’s Commitment to redeem $317.5 million of Preferred Stock is expected to reduce cash distributions by nearly $100 (3) Preferred Stock million over the next five years 2.6x net debt to Adjusted EBITDA in 2026 Conservative credit metrics support better access to capital and increased flexibility to invest in growth initiatives and estimated less than 2x by year-end 2027 MORE STRATEGIC Balance sheet capacity for future FLEXIBILITY Flexibility to capitalize on M&A opportunities that diversify the business and unlock new growth vectors acquisitions Note: CAC = Customer Acquisition Cost. 1) Based on analysis of projects sold by Shoals and ARRAY from January 2025 to September 2026. Figures are approximate. 2) Amounts are approximate as of September 30, 2026. 5 3) Assumes minimum redemptions are made on the latest permitted repayment date under the agreement with the Preferred Stock investors. Management may elect to make larger or earlier redemptions, which could result in additional savings. See page 18 for further details.

Combined Company Can Deliver "Full Stack" of Leading Solutions

Trackers

105 GW Sold Globally[1]

OEM

Components for #1 U.S. Module Manufacturer

BESS + Data Center

Innovative DC Recombiner Solution

Illustrative Combined Company Revenue Mix
Trackers
EBOS
Fixed-tilt and Foundations
Wire Mgmt.
OEM
BESS + Data Center

EBOS

Leading DC Wiring Solution in the U.S.

Fixed-tilt and Foundations

Leading Fixed-tilt & Eng. Foundations Products

Wire Management

Leading Wire Management Product in the U.S.

shoals | ARRAY

1) Through September 30, 2026.

6

Combined Company Can Deliver “Full Stack” of Leading Solutions Trackers EBOS Trackers (1) Leading DC Wiring Solution in the U.S. 105 GW Sold Globally OEM Fixed-tilt and Foundations Illustrative EBOS Combined Company Revenue Mix Components for #1 U.S. Module Manufacturer Leading Fixed-tilt & Eng. Foundations Products Wire Management BESS + Data Center Fixed-tilt and Foundations BESS + Data OEM Wire Mgmt. Center Leading Wire Management Product in the U.S. Innovative DC Recombiner Solution 1) Through September 30, 2026. 6 6

Note: ARRAY showed different TAM numbers at APA showcase in August ($4.3B utility scale tracker US TAM, $1.7B foundations, $150M+ wire The Combination Expands Access to Attractive Profit Pools in Solar management) Estimated U.S. SBOS and EBOS Profit Pool ($ in millions) $100 $1,770 $320 Total 2027 U.S. $1,050 SBOS / EBOS (1) profit pool ~$1.8B The same customer buys all of these products so we can $300 access these profit pools with minimal incremental CAC Foundations Trackers/Fixed-tilt EBOS Wire Management Total The combined company will have access to a U.S. SBOS / EBOS profit pool of approximately $1.8 billion annually Note: CAC = Customer Acquisition Cost. 7 1) Figures for each product category are based on estimated ASPs per watt and gross margin applied to 40 GW U.S. utility-scale solar market. Excludes junction boxes.

APA Foundations + **ARRAY Trackers** + **Shoals EBOS** + **AWM Wire Management**

Expected Value for Developers & Operators

- **Lower total project cost** through optimized, integrated EBOS/SBOS design
- **Reduced execution risk** with fewer vendors, interfaces, and failure points
- **Faster project timelines** driven by simplified procurement and installation
- **Improved lifecycle economics** through lower maintenance, higher system reliability and increased energy yield
- **Greater bankability** from a scaled, integrated provider with proven solutions

Expected Value for EPCs

- **Simplified procurement** with one integrated EBOS/SBOS solution and fewer vendors to manage
- **Lower installation labor and cost** through pre-engineered, easier-to-deploy systems
- **Streamlined project execution** with better product compatibility and fewer field issues
- **Reduced schedule risk** through coordinated supply, delivery, and technical support
- **Improved margin opportunity** from faster installs, less rework, and greater execution efficiency

— Manager, Origination & Structuring / Business Development, Developer

shoals | ARRAY

8

Packaging SBOS and EBOS Creates Immediate Differentiation and Customer Value APA Foundations ARRAY Trackers Shoals EBOS AWM Wire Management + + + Expected Value for Developers & Operators Expected Value for EPCs • Lower total project cost through optimized, integrated • Simplified procurement with one integrated EBOS/SBOS EBOS/SBOS design solution and fewer vendors to manage • Reduced execution risk with fewer vendors, interfaces, • Lower installation labor and cost through pre-engineered, and failure points easier-to-deploy systems • Faster project timelines driven by simplified procurement • Streamlined project execution with better product and installation compatibility and fewer field issues • Improved lifecycle economics through lower maintenance, • Reduced schedule risk through coordinated supply, delivery, higher system reliability and increased energy yield and technical support • Greater bankability from a scaled, integrated provider with • Improved margin opportunity from faster installs, less rework, proven solutions and greater execution efficiency Tracker and wire management integration, trunk bus eBOS architectures are there… you will have a single point of accountability. You can optimize the system design. You can reduce your execution risk… this is where industry is moving. — Manager, Origination & Structuring / Business Development, Developer “ 8

Product Integration Creates Opportunities for Innovation

Integrated Site Design	Harness Ready Torque Tubes	BLA Integrated Tracker Power Cable	BLA Enabled Tracker Controls	Automation Enabling Design	Fully Integrated SBOS / EBOS
Significant material cost savings	Reduces field labor hours	Eliminates trenching	Enables individual row tracking and simplified O&M	Lowers installation costs	Significant product, installation and logistics cost savings

Straightforward → **More Complex**

shoals | ARRAY

9

Product Integration Creates Opportunities for Innovation ILLUSTRATIVE FEATURES THAT COULD BE ENABLED BY SBOS/EBOS INTEGRATION BLA Integrated BLA Enabled Automation Fully Integrated Integrated Site Harness Ready Tracker Power Tracker Enabling SBOS / EBOS Design Torque Tubes Cable Controls Design Significant Enables Significant product, Reduces field Eliminates individual row Lowers material cost installation labor hours trenching tracking and installation costs savings and logistics simplified O&M cost savings Straightforward More Complex 9

The Combined Company's Growth Opportunities Extend Beyond Solar

Existing Offerings Today and Combined Platform Opportunity

	ARRAY		shoals		COMBINED PLATFORM (NEAR-TERM)
BESS	• Battery-site wire management (AWM) • Foundations for battery enclosures (APA)	+	• Shoals Power Hub™ for DC aggregation • Wiring, disconnect and load-break switches	=	**Integrated storage BOS and EBOS, wire management and foundations**
DATA CENTERS	• Cable management and routing (AWM)	+	• AirLink™ plug-and-play power distribution • Recombiners sized for AI halls	=	**Wire management and high-power cabinets**

U.S. BESS + Data Center Market Opportunity[1]

~$3 billion (2026) → **~$5 billion** (2030)

WHY IT MATTERS

NEW GROWTH VECTORS
Creates opportunities for growth outside of solar

EXPANDING MARKET
Large whitespace enhances growth opportunity

PREMIUM FOR SPEED
Customers value solutions that accelerate speed-to-power

shoals | ARRAY

10

The Combined Company’s Growth Opportunities Extend Beyond Solar Existing Offerings Today and Combined Platform Opportunity COMBINED PLATFORM (NEAR-TERM) • Battery-site wire management (AWM)• Shoals Power Hub for DC aggregation Integrated storage BOS and EBOS, wire BESS + = • Foundations for battery enclosures (APA)• Wiring, disconnect and load-break switches management and foundations • AirLink plug-and-play power distribution DATA • Cable management and routing (AWM) Wire management and high-power cabinets + = • Recombiners sized for AI halls CENTERS (1) NEW GROWTH VECTORS EXPANDING MARKET PREMIUM FOR SPEED U.S. BESS + Data Center Market Opportunity WHY IT Creates opportunities for Large whitespace enhances Customers value solutions MATTERS ~$3 billion → ~$5 billion growth outside of solar growth opportunity that accelerate speed-to- power 2026 2030 Combined capabilities extend the platform into storage, data centers and integrated energy infrastructure 1) Source: Management estimates, includes both AC and DC markets. 10

Shoals and ARRAY Have Highly Complementary Capabilities and Values

shoals + ARRAY TECHNOLOGIES = **Best-in-Class**

shoals	ARRAY	Best-in-Class
• Electrical infrastructure expertise • Customer engagement • Custom engineered and manufactured solutions at scale	• Product quality • Engineering capability • International footprint • Field service	• Product innovation • Quality • Customer engagement • Integrated solutions • Manufacturing • Global presence

shoals | ARRAY
11

Shoals and ARRAY Have Highly Complementary Capabilities and Values Best-in-Class = • Product • Integrated • Electrical infrastructure expertise• Product quality innovation solutions • Customer engagement• Engineering capability • Quality• Manufacturing • Custom engineered and • International footprint • Customer • Global manufactured solutions at scale engagement presence • Field service The combination of ARRAY and Shoals will create a company that customers see as best-in-class across what matters to them 11

Combined Company Priorities

Commercial	Financial	Strategic
1. Accelerate revenue growth by selling the full product suite to every project	1. Achieve $100+ million annual incremental EBITDA through cost and commercial synergies	1. Begin development of integrated SBOS-EBOS products
2. Benefit from both companies' customer engagement capabilities to increase tracker sales	2. Reduce Preferred Stock outstanding	2. Successfully launch AirLink™ and expand Power Hub™ solutions for data center markets
3. Expand Shoals' international reach through ARRAY's established global footprint	3. Maintain balance sheet flexibility for future M&A	3. Diversify into new power infrastructure categories outside of solar

shoals | ARRAY
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Combined Company Priorities Commercial Financial Strategic 1. Accelerate revenue growth by 1. Achieve $100+ million annual 1. Begin development of integrated selling the full product suite to every incremental EBITDA through cost SBOS-EBOS products project and commercial synergies 2. Benefit from both companies’ 2. Reduce Preferred Stock 2. Successfully launch AirLink and customer engagement capabilities outstanding expand Power Hub solutions for data to increase tracker sales center markets 3. Expand Shoals’ international reach 3. Maintain balance sheet flexibility 3. Diversify into new power infrastructure through ARRAY’s established for future M&A categories outside of solar global footprint 12

Commercial Priority #1: Sell the “Full Stack” Into Existing Customer Relationships Cross-sell today The opportunity Only ~20% ~$2.5B Of combined project volume in 2025-26 used both (1) Shoals and ARRAY products of incremental sales potential had each company sold its full product suite into every project served (2) by the other Used both Used one company’s products Cross-selling to the ~80% of projects that did not use both companies’ products represents a significant growth opportunity 1) Based on project-level matching of Shoals and ARRAY projects from January 2025 to September 2026 and assuming ARRAY owned APA + AWM over that period. Figures are approximate. 2) Assumes combined company sold all product categories at current ASPs per watt for each product category to every project completed by the companies over the period. Figures are adjusted to be for a 12-month 13 period and are approximate.

ARRAY Customer Engagement Initiatives	+	Shoals Customer Engagement Strengths

ARRAY Customer Engagement Initiatives

- Formation of ARRAY Academy with targeted training on installation, commissioning, O&M troubleshooting and Golden Row installation
- Creation of Array Innovation Center to accelerate new product launches
- "ARRAY Days" and insurance forums to drive customer feedback and industry knowledge sharing
- Opening of APA's "sandbox" training and testing facility
- Continued investment in dedicated Project Management, Field Service & Support organizations

Shoals Customer Engagement Strengths

- Commercial pod structure for end-to-end customer support
- Quarterly business review cadence for performance accountability
- Customer-led new product development roadmap
- Significant investment in systems ongoing to improve customer experience
- Packaging enhancements to meet customer installation preferences

shoals | ARRAY

14

Commercial Priority #2: Benefit from Both Companies’ Customer Engagement Capabilities to Increase Tracker Sales ARRAY Customer Engagement Initiatives + Shoals Customer Engagement Strengths • Formation of ARRAY Academy with targeted training on • Commercial pod structure for end-to-end customer installation, commissioning, O&M troubleshooting and support Golden Row installation • Quarterly business review cadence for performance • Creation of Array Innovation Center to accelerate new accountability product launches • Customer-led new product development roadmap • “ARRAY Days” and insurance forums to drive customer • Significant investment in systems ongoing to improve feedback and industry knowledge sharing customer experience • Opening of APA’s “sandbox” training and testing facility • Packaging enhancements to meet customer installation • Continued investment in dedicated Project Management, preferences Field Service & Support organizations Significant investments underway by both companies in AI-enabled automated quoting and design 14

Significant Upside from Tracker Share Gains

	U.S. Tracker Share Gain				
	1%	2%	3%	4%	5%
Implied Incremental Gains (MW_{dc})[1]	360	720	1,080	1,440	1,800
Representative Number of Projects[2]	~1	~2	~4	~5	~6
Implied Incremental Revenue ($MM)	$32	$65	$97	$130	$162
Illustrative Contribution Margin (%)	30%				
Implied Incremental Adjusted EBITDA ($MM)	**$10**	**$19**	**$29**	**$39**	**$49**

shoals | ARRAY

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Significant Upside from Tracker Share Gains U.S. Tracker Share Gain 1% 2% 3% 4% 5% Implied Incremental Gains 360 720 1,080 1,440 1,800 (1) (MW ) dc Representative Number ~1 ~2 ~4 ~5 ~6 (2) of Projects Implied Incremental $32 $65 $97 $130 $162 Revenue ($MM) Illustrative Contribution 30% Margin (%) Implied Incremental $10 $19 $29 $39 $49 Adjusted EBITDA ($MM) Only a handful of additional project wins per year can materially increase Adjusted EBITDA 1) Assumes 40 GW U.S. utility-scale solar market and 90% of the market uses trackers. 15 2) Assumes average utility-scale solar project size of 300 MW.

Portland, TN
Madrid
Albuquerque, NM
Muscle Shoals, AL
Pamplona
Chandler, AZ
Ridgeville Corners, OH
Istanbul
São Paulo
Sydney
ARRAY: Established sales presence and customer relationships
Shoals: Established U.S. sales presence and customer relationships
ARRAY: Sales office
Shoals: Sales office

ARRAY

GLOBAL COMMERCIAL REACH

North America
Albuquerque, NM, Chandler, AZ and Ridgeville Corners, OH

Latin America
São Paulo

Europe
Madrid and Pamplona, Spain, and Istanbul, Turkey

Asia-Pacific
Sydney, Australia

shoals | ARRAY

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Commercial Priority #3: Accelerate Shoals’ International Expansion Through ARRAY’s Established Global Footprint GLOBAL COMMERCIAL REACH Portland, TN Madrid Albuquerque, NM North America Muscle Shoals, AL Pamplona Albuquerque, NM, Chandler, AZ and Ridgeville Corners, OH Ridgeville Corners, OH Chandler, AZ Latin America Istanbul São Paulo Europe Madrid and Pamplona, Spain, and Istanbul, Turkey Asia-Pacific Sydney, Australia São Paulo Customer support near core markets, with 8 sales / operating Sydney locations around the world Established sales presence and Established U.S. sales presence ARRAY: Shoals: ARRAY: Sales office Shoals: Sales office customer relationships and customer relationships 16

Financial Priority #1: Achieve $100+ Million Annual Incremental EBITDA

Expected Near-Term Synergies
($ in millions)

Synergies ramping to
$100M by Year 3
$100 +
~$35
Year 1
Year 3

Cost Synergies

- C-Suite redundancies
- Organizational consolidation
- Public company costs
- Freight and logistics
- Legal costs
- IT hardware and software
- Duplicative professional services
- Marketing costs

Revenue Synergies

- Cross-sell EBOS
- Cross-sell trackers
- Cross-sell foundations
- Cross-sell wire management
- New integrated products

shoals | ARRAY
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Financial Priority #1: Achieve $100+ Million Annual Incremental EBITDA Expected Near-Term Synergies ($ in millions) Cost Synergies Revenue Synergies Synergies ramping to $100M by Year 3• C-Suite redundancies• Cross-sell EBOS $100 + • Organizational • Cross-sell trackers consolidation • Cross-sell foundations • Public company costs • Cross-sell wire • Freight and logistics management • Legal costs • New integrated • IT hardware and products ~$35 software • Duplicative professional services • Marketing costs Year 1 Year 3 Synergies are expected to create significant value for the combined company’s shareholders 17

Financial Priority #2: Reduce Preferred Stock Outstanding Overview of Agreement with Preferred shareholders Key Term Expected Shareholder Benefits Commitment to redeem $161.3 million of Preferred Stock at a price • Captures 7 points of discount (~$11.3 million) (1) equal to 93% of the liquidation preference with such redemption to • Improves free cash flow by reducing future distributions be completed within 90 days following the closing date of the merger by over $60 million over the next five years (the “Initial Redemption”) Commitment to redeem $156.3 million of Preferred Stock at a price • Captures 4 points of discount (~$6.3 million) (1) equal to 96% of the liquidation preference and in amounts not less • Combined with the Initial Redemption, improves free cash flow by than $52 million on each of the first, second and third anniversaries of reducing future distributions by nearly $100 million over the next five years the Initial Redemption Option to redeem additional Preferred Stock in excess of $317.5 million • Captures a discount on any redemptions completed within the four years (1) at a price equal to 96% of the liquidation preference , provided that following the closing of the merger such redemptions occur within 48 months of the merger’s closing date Reduce the minimum amount of each redemption from $200 million to • Enables regular redemptions using available free cash flow $50 million The Preferred Stock redemption is expected to create value for shareholders by capturing a discount and reducing distributions Note: ARRAY will pay a cash fee equal to 1.00% of the aggregate liquidation preference of all outstanding shares of Preferred Stock, plus accrued and unpaid dividends. 18 1) Inclusive of liquidation preference plus accrued and unpaid dividends to the redemption date whether or not they are declared.

Financial Priority #3: Maintain Balance Sheet Flexibility (1) Combined Company Pro Forma Capitalization Estimated Initial Estimated Pro Forma ARRAY Shoals Q4 Estimated Transaction Redemption of Combined at (2) ($mm) (9/30/26) (9/30/26) Change in Cash Expenses Preferred Stock December 31, 2026 Cash and Cash Equivalents $143.3 $7.7 $27.7 -- $(150.0) $28.7 Revolving Credit Facilities -- $163.8 -- $65.0 -- $228.8 1.00% Convertible Notes $325.0 -- -- -- -- 325.0 2.875% Convertible Notes 345.0 -- -- -- -- 345.0 Other Debt 3.2 -- -- -- -- 3.2 Total Debt $673.2 $163.8 -- $65.0 -- $902.0 Series A Perpetual Preferred Stock $510.0 -- -- -- $(161.3) $348.7 Net Debt / 2026E Adj. EBITDA 2.6x 1.2x -- -- -- 2.6x The combined company will be 2.6x levered on a pro forma 2026 basis and estimated less than 2x by year-end 2027, creating flexibility for future complementary M&A 1) These indicative pro forma balance sheet are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or ARRAY. 19 2) Includes severance, integration and rebranding costs; transaction fees and expenses; and Preferred Stock amendment fee.

Key Combined Company Figures and Preliminary 2027 Outlook (1) (1) Indicative 2027 Pro Forma Full Year Outlook Selected 2026 Pro Forma Year-End Balance Sheet Items Basic Shares $2.2B – $2.4B (2) 439.5M Revenues Outstanding Combined Company Diluted Shares 442.1M (2) $410M – $480M Outstanding Adj. EBITDA Combined Company Net Debt $873.3M Cash Taxes Minimal Preferred Stock $348.7M (3) Outstanding Indicative outlook supported by $3.4 billion of combined backlog and awarded orders as of September 30, 2026 1) All amounts are pro forma and approximate assuming the transaction closed on December 31, 2026. These indicative ranges of estimated 2027 revenue and Adjusted EBITDA and the pro forma balance sheet and other financial items are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or ARRAY. These estimates were developed by reference to each company’s separately prepared projections evaluated by the respective boards and management teams of Shoals and ARRAY, and are not the projections relied upon by either company's board of directors or financial advisor in evaluating the transaction. These estimates may not be indicative of future performance and should not be relied upon as such. Actual combined company results may differ materially from such indicative estimates. No independent auditor or accountant has audited, examined, or performed any procedures on these estimates, which were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Except as required by law, neither Shoals nor ARRAY undertakes any obligation to update these estimates, even if any underlying assumptions are no longer appropriate. 20 2) As of September 30, 2026. Includes 439.5 million pro forma basic shares outstanding and an estimated 2.6 million RSUs and PSUs. 3) Includes the Initial Redemption of Preferred Stock, but not any subsequent redemptions.

Q3 Earnings 21

Q3 Earnings – Shoals

Q3 2026 Results

$ in millions.

Backlog + Awarded Orders	$792
Revenue	$195.3
Y/Y Growth	*43.8%*
Gross Profit	$62.4
Gross Margin	*31.9%*
SG&A Costs	$31.0
Net Income	$17.9
Adj. EBITDA[1]	$39.8
Adj. EBITDA Margin[1]	*20.4%*
Cash from Operations	$28.9
Capital Expenditures	$2.8
Net Debt[2]	$156.1

Key Takeaways

shoals | ARRAY

22

Q3 Earnings – Shoals Q3 2026 Results Key Takeaways $ in millions. Backlog + Awarded Orders $792 • Achieved record revenue from meaningful sequential production improvement, growing at 44% YoY Revenue $195.3 Y/Y Growth 43.8% • Delivered 160bps of sequential gross profit margin Gross Profit $62.4 expansion Gross Margin 31.9% • Adjusted EBITDA margin exceeded 20% in the period SG&A Costs $31.0 Net Income $17.9 • One of strongest booking periods on in company history (1) Adj. EBITDA $39.8 balanced against record revenue to drive book to bill of (1) 20.4% Adj. EBITDA Margin 1.0x • Nearly $1 billion quoted in the quarter, supporting the $28.9 Cash from Operations continued growth we see ahead $2.8 Capital Expenditures (2) $156.1 Net Debt • Generated nearly $29 million of operating cash flow, enabling a $33 million reduction in revolver oustandings 1) See Appendix for reconciliation of non-GAAP measures to the closest GAAP measure. 22 2) Net Debt defined as Total Debt less Cash & Cash Equivalents.

Q3 Earnings – ARRAY

Q3 2026 Results

$ in millions.

Backlog + Awarded Orders	$2.6 billion
Revenue	$330.2
Y/Y Growth	*(16.1%)*
Gross Profit	$69.2
Gross Margin	21.0%
Adjusted Gross Margin[1]	22.8%
G&A Costs	$58.8
Adjusted G&A[1]	$45.8
Net Income	($7.9)
Adjusted EBITDA[1]	$32.1
Adj. EBITDA Margin[1]	*9.7%*
Cash from Operations	$4.6
Capital Expenditures	$5.7
Net Debt[2]	$530.0

Key Takeaways

- Fourth consecutive record orderbook of $2.6 billion, a 42% increase year-over-year
- Fifth consecutive quarter >$400M new bookings
- Over $1.8 billion of trailing twelve-month net new orders at a book-to-bill of 1.6x
- New products account for nearly 60% of orderbook[3]
- Completed acquisition of AWM expanding into complementary wire management BESS and Data Center markets
- Formally launched Atlas™ I and II, integrated foundation-to-tracker solutions, delivering on the APA integration strategy
- Adjusted Gross Margin and EBITDA include an $11 million non-cash charge (330bps) for a 2023 45X receivable reserve

shoals | ARRAY

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Q3 Earnings – ARRAY Q3 2026 Results Key Takeaways $ in millions. $2.6 billion Backlog + Awarded Orders • Fourth consecutive record orderbook of $2.6 billion, a 42% $330.2 Revenue increase year-over-year Y/Y Growth (16.1%) • Fifth consecutive quarter >$400M new bookings $69.2 Gross Profit Gross Margin 21.0%• Over $1.8 billion of trailing twelve-month net new orders at a (1) 22.8% Adjusted Gross Margin book-to-bill of 1.6x G&A Costs $58.8 (3) • New products account for nearly 60% of orderbook (1) Adjusted G&A $45.8 Net Income ($7.9) • Completed acquisition of AWM expanding into complementary (1) Adjusted EBITDA $32.1 wire management BESS and Data Center markets (1) Adj. EBITDA Margin 9.7% • Formally launched Atlas I and II, integrated foundation-to- tracker solutions, delivering on the APA integration strategy Cash from Operations $4.6 Capital Expenditures $5.7 • Adjusted Gross Margin and EBITDA include an $11 million non- (2) $530.0 Net Debt cash charge (330bps) for a 2023 45X receivable reserve 1) See Appendix for reconciliation of non-GAAP measures to the closest GAAP measure. 2) Net Debt defined as Total Debt less Cash & Cash Equivalents. TM TM 23 3) New product introductions include OmniTrack®, SkyLink, Hail XP , D2S , APA , and AWM as % of orderbook.

Q&A 24

Appendix 25

Adjusted EBITDA Reconciliations Shoals Technologies Group, Inc. Three Months Ended September 30, Nine Months Ended September 30, (in thousands) (Unaudited) 2026 2025 2026 2025 Net income $ 17,870 $ 11,879 $ 29,711 $ 25,452 Interest expense 3,894 2,832 10,271 7,483 Interest income — (38) (327) (232) Income tax expense 6,218 3,991 9,487 9,405 Depreciation expense 3,174 1,466 8,113 4,296 Amortization of intangibles 1,910 1,909 5,703 5,710 Equity-based compensation 4,096 2,421 11,794 7,675 (Gain) loss on sale of asset 2 7 4 (3,127) (1) Wire insulation shrinkback litigation expenses 711 6,831 7,294 11,906 (2) Plant optimization expenses 115 676 1,232 676 (3) Shareholder litigation expenses 144 261 2,264 1,174 (3) Litigation settlement expense 1,000 — 6,250 — (4) Transaction, integration and restructuring costs 671 — 671 — Adjusted EBITDA $ 39,805 $ 32,235 $ 92,467 $ 70,418 1) For the three and nine months ended September 30, 2026, represents $0.7 million and $7.3 million, respectively, of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. For the three and nine months ended September 30, 2025, represents $6.8 million and $11.9 million, respectively, of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. We consider this litigation distinct from ordinary course legal matters given the expected magnitude of the expenses, the nature of the allegations in the Company’s complaint, the amount of damages sought, and the impact of the matter underlying the litigation on the Company’s financial results. In the future, we also intend to exclude from our non-GAAP measures the benefit of recovery, if any. We believe excluding expenses from these discrete litigation events provides investors with a better view of the operating performance of our business and allows for comparability through periods. 2) For the three and nine months ended September 30, 2026, represents $0.1 million and $1.2 million of expenses incurred in connection with actions taken to consolidate our operations into a newly constructed facility, including items such as professional fees, relocation, facility set-up and other costs, which relates to costs classified within cost of revenue based on their nature and function. For the three and nine months ended September 30, 2025, represents $0.7 million of expenses incurred in connection with actions taken to consolidate our operations into a newly constructed facility, which primarily consisted of costs classified within general and administrative expenses based on their nature and function. We believe excluding expenses from these events provides investors with a better view of the operating performance of our business and allows for comparability through periods. 3) For the three and nine months ended September 30, 2026, represents $0.1 million and $2.3 million of expenses incurred in connection with the Company’s defense of certain derivative and class action litigation and for the three and nine months ended September 30, 2026, represents 1.0 million and $6.3 million, respectively, in settlement expenses associated with this litigation. For the three and nine months ended September 30, 2025, represents $0.3 million and $1.2 million of expenses incurred in connection with the Company’s defense of certain derivative and class action litigation. We consider expenses incurred in connection with these legal matters distinct from normal matters and expenses within the operation of our business. 26 4) Represents costs incurred in connection with the proposed transaction, primarily consisting of legal, investment banking, accounting, consulting and other professional and advisory fees. We believe these costs are not reflective of our core operations and that excluding them provides a more meaningful view of our ongoing operating performance.

Adjusted Gross Profit Reconciliation Array Technologies, Inc. Three Months Ended (in thousands, except percentages) (Unaudited) September 30, 2026 June 30, 2026 September 30, 2025 Revenue $ 330,212 $ 342,065 $ 393,491 Cost of revenue 260,993 242,461 287,820 Gross profit 69,219 99,604 105,671 Gross margin 21.0% 29.1% 26.9% Amortization of developed technology and backlog 6,144 5,615 4,434 (1) Acquisition-related expenses 41 40 399 Adjusted gross profit 75,404 105,259 110,504 Adjusted gross margin 22.8% 30.8% 28.1% 1) Represents acquisition-related fair value adjustments to Property, plant, and equipment. 27

Adjusted G&A Reconciliation Array Technologies, Inc. Three Months Ended (in thousands) (Unaudited) September 30, 2026 June 30, 2026 September 30, 2025 General and administrative expense $ 58,783 $ 54,325 $ 52,248 Equity-based compensation (2,491) (4,579) (4,647) (1) Acquisition-related expenses (10,471) (5,761) (8,545) Adjusted general and administrative expense $ 45,821 $ 43,985 $ 39,056 1) Represents acquisition-related expenses. 28

Adjusted EBITDA Reconciliation Array Technologies, Inc. Three Months Ended (in thousands) (Unaudited) September 30, 2026 June 30, 2026 March 31, 2026 December 31, 2025 September 30, 2025 Net income (loss) $ 8,197 $ 24,346 $ 1,997 $ (145,746) $ 33,503 Preferred dividends and accretion 16,113 15,908 15,537 15,422 15,144 Net (loss) income to common stockholders $ (7,916) $ 8,438 $ (13,540) $ (161,168) $ 18,359 Other income, net (1,679) (2,215) (2,418) (752) (3,045) Foreign currency (gain) loss, net (39) (529) (161) (16) 6 Preferred dividends and accretion 16,113 15,908 15,537 15,422 15,144 Interest expense 5,810 5,786 5,563 5,482 5,046 Income tax expense (benefit) 1,651 7,377 2,128 (7,074) 9,941 Depreciation expense 3,343 2,728 2,364 2,336 1,537 Amortization of intangibles 5,965 7,371 7,388 7,508 6,199 Amortization of developed technology and backlog 6,144 5,615 5,614 5,807 4,434 Equity-based compensation 2,491 4,579 3,941 4,228 4,647 Change in fair value of contingent consideration (10,293) 2,441 (2,586) (837) 1,014 Goodwill impairment - - - 102,560 - (1) Acquisition-related expenses 10,471 5,761 4,997 5,960 8,912 (2) Inventory valuation charge - - - 29,516 - (3) Other costs - - - 2,267 - Adjusted EBITDA $ 32,061 $ 63,260 $ 28,827 $ 11,239 $ 72,194 Adjusted EBITDA margin 9.7% 18.5% 12.9% 5.0% 18.3% 1) Represents acquisition-related expenses. 2) Represents inventory valuation charge related to phase-out of STI H250TM inventory that is not SmarTrack® compatible. 29 3) Represents $1.2 million organization restructuring and $1.1 million resolution of STI legacy VAT matter.